 Exhibit 99.1

The Descartes Systems Group Inc.

Annual Meeting of Shareholders

to be held on

Thursday, June 13th, 2024

THE DESCARTES SYSTEMS GROUP INC.
Notice of Annual Meeting of Shareholders (“Notice of Meeting”)
Thursday, June 13th, 2024

NOTICE IS HEREBY GIVEN THAT the Annual Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, June 13th, 2024, at 10:00 a.m. (Eastern time) by way of an online virtual only meeting for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31st, 2024, together with the auditors’ report thereon;

2.	to elect directors;

3.	to re-appoint auditors;

4.	to consider and, if deemed advisable, adopt an ordinary resolution approving the amendment of the Corporation’s Performance and Restricted Share Unit Plan;

5.	to consider and, if deemed advisable, approve the advisory resolution to accept the approach to executive compensation disclosed herein; and

6.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

All registered shareholders (as defined in the Management Information Circular accompanying this Notice of Meeting (the “Circular”) under the heading “Registered Shareholders”) and duly appointed proxyholders can attend the meeting online at https://meetnow.global/MPZCTRP where they can participate, vote or submit questions during the Meeting’s live webcast. A shareholder of record at the close of business on April 26th, 2024 will be eligible to vote at the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular.

Registered shareholders who are unable to attend the Meeting online are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1. To be effective, a proxy must be received by Computershare Investor Services Inc. not later than 10:00 a.m. (Eastern time) on June 11th, 2024 or, in the case of any adjournment of the Meeting, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the adjournment. The return of the form of proxy will not affect your right to vote at the Meeting online.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received from the Director appointed under the Canada Business Corporations Act, the Corporation is using “notice and access” to deliver proxy-related materials such as the Circular and the Corporation’s annual financial statements for the year ended January 31st, 2024 and associated management’s discussion and analysis (collectively, the “Meeting Materials”) to both registered and non-registered shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, shareholders will have access to them online at

www.envisionreports.com/TSCQ2024 or otherwise posted in the company's profile in www.sedarplus.ca. Shareholders will receive a notice package (the “Notice Package”) containing the information prescribed by applicable Canadian securities laws (including a description of the matters to be addressed at the Meeting and of the notice-and-access procedures to access the Meeting Materials), as well as a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders). Where a shareholder has previously consented to electronic delivery, the Notice Package will be sent to the shareholder electronically, and otherwise will be mailed to the shareholder.

Dated at Toronto, Ontario, Canada on May 1, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Nguyen
Corporate Secretary

Table of Contents
SOLICITATION OF PROXIES		1
DELIVERY OF MEETING MATERIALS		1
APPOINTMENT OF PROXIES		2
ATTENDING THE MEETING		3
Registered Shareholders		3
Non-Registered Shareholders		3
Attending as a Guest		3
PARTICIPATING AT THE MEETING		4
Registered Shareholders and Duly Appointed Proxyholders		4
Non-Registered Shareholders		5
VOTING AT THE MEETING		5
REVOCATION OF PROXIES		6
VOTING OF PROXIES		6
VOTING OF SHARES		7
PRINCIPAL HOLDERS OF VOTING SHARES		7
CURRENCY		7
MATTERS TO BE ACTED UPON AT THE MEETING		8
1.	Presentation of Financial Statements	8
2.	Election of Directors	8
	Director Nominees	9
	Skill Set and Experience of Proposed Director Nominees	15
	Board Independence	15
	Independent Chair of the Board	15
	Meetings of Independent Directors	15
	Director Service on Other Boards	16
	Director Meetings and Attendance	16
	Director Tenure, Age and Board Renewal	17
	Nomination of Directors	18
	Orientation of New Directors	18
	Continuing Education	18
	Majority Voting for Director Nominees	21
	Advance Notice Provisions	21
3.	Appointment of Auditors	22
	Audit Fees	22

1

4.	Approval of Amendments to the Performance and Restricted Share Unit Plan	23
	Background	23
	Proposed Amendments	23
5.	Advisory Vote on Executive Compensation (Say-On-Pay Vote)	24
6.	Other Matters	24
STATEMENT OF CORPORATE GOVERNANCE PRACTICES		25
	Mandate of the Board of Directors	26
	Risk Oversight	26
	ESG Oversight	27
	Role of Board in Corporate Strategy	27
	Committee Charters and Position Descriptions	28
	Audit Committee	29
	Compensation Committee	31
	Corporate Governance Committee	31
	Nominating Committee	31
	Board of Directors, Committee and Individual Director Assessments	32
	Policy on Diversity	32
	Ethical Business Conduct	35
	Succession Planning	35
	Shareholder Engagement	36
	Environmental, Social and Governance Framework	37
	Organizational Governance	38
	Environmental Impact	38
	Human Rights and Labour Practices	39
	Business Conduct and Fair Dealing	40
STATEMENT OF COMPENSATION GOVERNANCE		40
	Compensation Committee	40
	Compensation Committee Report	42
	Compensation Discussion and Analysis	42
	Overview of Compensation Program	43
	Executive Officer Compensation Philosophy	43
	Compensation Objectives	44
	Compensation Oversight Process	55
	Use of Compensation Consultants	56
	Role of Executive Officers in the Compensation Process	56
	Compensation-related Risk Mitigation	57

2

Compensation Clawback Policies	58
Management Equity Ownership Policy	59
Total Value of Equity Holdings of NEOs	60
Hedging and Pledging Restrictions	61
Fiscal 2024 Compensation Structures of the NEOs	61
Summary Compensation Table	67
Outstanding NEO Option-based Awards and Share-based Awards	68
NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2024	70
NEO Option Exercises During Fiscal 2024	70
CEO Five-Year Look Back Compensation	71
NEO Termination and Change of Control Benefits	72
Quantitative Estimates of Payments to NEOs upon Termination or Change of Control	74
Director Compensation	75
Compensation Policies	76
Fiscal 2024 Compensation for Directors	77
Outstanding Director Option-Based Awards and Share-based Awards	77
Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2024	78
Director Equity Ownership Policy	78
SECURITY-BASED COMPENSATION PLANS	79
Common Shares Authorized for Issuance Under Equity Compensation Plans	79
1998 Stock Option Plan	80
PRSU Plan	82
Directors’ DSU Plan	86
Cash-settled RSU Plan	86
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	87
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	87
GENERAL	87
SHAREHOLDER PROPOSALS	87
APPROVAL BY THE BOARD OF DIRECTORS	87
SCHEDULE “A” THE DESCARTES SYSTEMS GROUP INC. PERFORMANCE AND RESTRICTED SHARE UNIT PLAN	1
SCHEDULE “B” THE DESCARTES SYSTEMS GROUP INC. MANDATE FORTHE BOARD OF DIRECTORS	1
SCHEDULE “C” RECONCILIATION OF NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA	1
SCHEDULE “D” VIRTUAL MEETING USER GUIDE	1

3

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual Meeting of Shareholders

Thursday, June 13th, 2024

SOLICITATION OF PROXIES

This management information circular (this “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, June 13th, 2024 at 10:00 a.m. (Eastern time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc., at a nominal cost. The cost of solicitation will be borne by the Corporation.

DELIVERY OF MEETING MATERIALS

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the management proxy solicitation requirement received from the Director appointed under the Canada Business Corporations Act (the “CBCA”), the Corporation is using “notice and access” to deliver proxy-related materials such as this Circular and the Corporation’s annual financial statements for the year ended January 31st, 2024 and associated management’s discussion and analysis (collectively, the “Meeting Materials”) to both registered and non-registered shareholders. Rather than receiving a paper copy of the Meeting Materials in the mail, shareholders will have access to them online. Shareholders will receive a notice package (the “Notice Package”) containing the information prescribed by applicable Canadian securities laws (including a description of the matters to be addressed at the Meeting and of the notice and access procedures for accessing the Meeting Materials, as well as a form of proxy (for registered shareholders) or a voting instruction form (for non-registered shareholders). Where a shareholder has previously consented to electronic delivery, the Notice Package will be sent to the shareholder electronically, and otherwise will be mailed to the shareholder. Shareholders are reminded to review the Circular prior to voting.

Electronic copies of the Meeting Materials are available online at www.envisionreports.com/TSCQ2024 and on SEDAR+ at www.sedarplus.ca.  All references to websites are for your information only. The information contained on or linked through any website is not part of, and is not incorporated by reference in, this Circular.

Shareholders may obtain paper copies of the Meeting Materials free of charge by following the instructions provided in the Notice Package. Shareholders may request paper copies of the Meeting Materials for up to one year from the date of that this Circular was filed on SEDAR+. In order to receive paper copies of the Meeting Materials in advance of the deadline for submission of voting instructions and the date of the Meeting, your request must be received by Computershare by May 28th, 2024. Please note that if you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form, and you should therefore retain the forms included in the Notice Package in order to vote.

APPOINTMENT OF PROXIES

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy (the “Management Appointees”) to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person or company in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A proxy can be submitted by a registered shareholder to Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 10:00 a.m. Eastern time on June 11th, 2024, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Registered Shareholders

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder.

A registered shareholder may vote Common Shares owned by it at the Meeting in one of two ways – either in by themselves by participating in the Meeting as set out below or by proxy.

A registered shareholder who does not wish to attend the Meeting or does not wish to vote should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, on any ballot that may be called at the Meeting or any adjournment(s) thereof.

Non-Registered Shareholders

A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Non-registered shareholders will typically be given the ability to provide voting instructions in one of the following two ways.

Usually, a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and return by mail, as described above for registered shareholders.

ATTENDING THE MEETING

The Meeting will only be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to attend the online Meeting is provided below.

Registered Shareholders

Registered shareholders can attend the Meeting online by going to https://meetnow.global/MPZCTRP and clicking on “Shareholder” and entering the applicable control number.

Registered shareholders who wish to appoint a third-party proxyholder other than the Management Appointees to represent them at the online meeting must submit their proxy form prior to registering their proxyholder. Registering the proxyholder, other than the Management Appointees, is an additional step once a shareholder has submitted their proxy. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/descartes by June 11th, 2024 at 10:00 a.m. Eastern time and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Non-Registered Shareholders

Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend at the Meeting should, in the case of a form of proxy, insert the non-registered shareholder’s name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Non-Registered shareholders who wish to appoint a third-party proxyholder other than the Management Appointees to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit https://www.computershare.com/descartes by June 11th, 2024 at 10:00 a.m. Eastern time and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an Invite Code via email.

Attending as a Guest

Non-registered shareholders who have not appointed themselves as proxyholders may attend the Meeting by clicking “I am a guest” and completing the online registration process but will be unable to participate in the Meeting.

PARTICIPATING AT THE MEETING

The Meeting will begin at 10:00 a.m. Eastern Time on June 13th, 2024. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is each shareholder’s responsibility to ensure connectivity for the duration of the Meeting. In order to participate online, registered shareholders must have a valid 15-digit control number and duly appointed proxyholders must have received an email from Computershare containing a Username, as explained below.

If you have any difficulties accessing the Meeting (or after accessing the Meeting), please contact our webcast provider at: +1-888-724-2416 / International +1 781-575-2748.

For more information, please see Computershare’s Virtual AGM User Guide, attached hereto as Schedule “D”.

It is recommended that shareholders and proxyholders submit their questions or comments as soon as possible during the Meeting so they can be addressed at the right time. Submission may be made in writing by using the relevant dialog box in the function “Q&A” during the Meeting. Written submissions received through the dialog box function regarding the formal business of the Meeting will be read by a representative of the Corporation, after which the Chair of the Meeting or members of management present at the Meeting will respond. Submissions relating to a formal matter to be voted on at the Meeting will be addressed before a vote is held on such matter, if applicable. General questions (i.e., those not relating to a formal matter to be voted on at the Meeting) received through the dialog box function will be read or summarized by a representative of the Corporation and be addressed by the Chair of the Meeting and other members of management following the end of the Meeting during the question period.
So that as many submissions as possible are addressed, shareholders and proxyholders are asked to be brief and concise and to cover only one topic per submission. If several general submissions to be addressed during the question period following the end of the Meeting relate to the same or very similar topic, the Corporation will group the submissions and state that it has received similar submissions. All shareholder submissions are welcome. However, the Corporation does not intend to address submissions that are: irrelevant to the Corporation’s business or to the business of the Meeting; related to non-public information; are repetitive or have already been addressed; are in furtherance of a shareholder’s personal or business interests; or are out of order or not otherwise appropriate as determined by the Chair or Secretary of the Meeting in their reasonable judgment.

For any general submissions made but not addressed during the question period following the end of the Meeting, a member of the Corporation’s management will attempt to contact such shareholder to respond to the submission to the extent the shareholder has provided an email address within their submission. Shareholders may also contact the Corporation’s Corporate Secretary at investor@descartes.com.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action as the Chair determines is appropriate considering the circumstances.

Registered Shareholders and Duly Appointed Proxyholders

Registered shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an invite code by Computershare (see details above under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://meetnow.global/MPZCTRP prior to the start of the meeting to login. Registered shareholders and their duly appointed proxyholders can participate in the Meeting by clicking “Shareholder” and entering a control number or an invite code before the start of the Meeting.

o	Registered shareholders – The 15-digit control number is located on the form of proxy or in the email notification you received.

o	Duly appointed proxyholders – Computershare will provide the proxyholder with an invite code after the proxy cut-off has passed.

Non-Registered Shareholders

Non-registered shareholders (other than United States non-registered shareholders – see below) who have duly appointed themselves as proxyholders will follow the proxyholder process described above.

To attend and vote at the virtual Meeting, United States resident non-registered shareholders must first obtain a valid legal proxy from their broker, bank or other agent and then register in advance to attend the Meeting. United States resident non-registered shareholders should follow the instructions from their broker or bank included with these proxy materials or contact their broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from their broker, bank or other agent, to then register to attend the Meeting, United States resident non-registered shareholders must submit a copy of their legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue
8th Floor
Toronto, Ontario, Canada
M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 11th, 2024 by 10:00 am. United States resident non-registered shareholders will receive a confirmation of their registration and an invite code by email after Computershare receives their registration materials. Such United States resident non-registered shareholders may then attend the Meeting and vote their shares at https://meetnow.global/MPZCTRP during the meeting. Please note that you are required to register your appointment at www.computershare.com/descartes.

Non-registered shareholders who have not appointed themselves as proxyholders to participate and vote in the meeting will only be able to attend as a guest which allows them to listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Appointment of Proxy – Non-Registered Shareholders” above for an explanation of why certain shareholders may not receive a form of proxy.

VOTING AT THE MEETING

A Registered Shareholder (or a Non-Registered Shareholder) who has appointed themselves or appointed a third-party proxyholder to represent them at the meeting, will appear on a list of proxyholders prepared by Computershare, who is appointed to review and tabulate proxies for this meeting. To be able to vote their shares at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code provided by Computershare at https://meetnow.global/MPZCTRP prior to the start of the meeting.

In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at www.computershare.com/descartes AFTER submitting their voting instruction form in order to receive an Invite Code (please see the information under the headings “Appointment of Proxies” above for details).

REVOCATION OF PROXIES

Registered Shareholders

A registered shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-0082, at any time up to and including 10:00 a.m. (Eastern time) on June 11th, 2024, or in the case of any adjournment of the Meeting, at 10:00 a.m. (Eastern time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

Non-Registered Shareholders

A non-registered shareholder may revoke previously given voting instructions by contacting his or her Intermediary and complying with any applicable requirements imposed by such Intermediary. An Intermediary may not be able to revoke voting instructions if it receives insufficient notice of revocation.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for, against or withheld from voting, as applicable, in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted or withheld from voting accordingly. If no choice is specified in the proxy with respect to a particular matter identified in the accompanying notice of meeting (the “Notice of Meeting”), the Common Shares represented by proxies given in favour of the persons designated by Management will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matters. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted or withheld from voting by those persons pursuant to such discretionary authority.

VOTING OF SHARES

The board of directors (the “Board”) has fixed April 26, 2024 as the record date for the Meeting (the “Record Date”). Shareholders of record at the close of business on April 26, 2024 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting. As of the Record Date, the Corporation had 85,390,142 Common Shares issued and outstanding, each entitling the holder to one vote, without cumulation, on each matter to be voted on at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Corporation or its shareholders.

A quorum for the transaction of business at the Meeting shall be persons not being less than two in number and holding or representing by proxy not less than 25% of the issued and outstanding Common Shares entitled to vote at the Meeting. A quorum is required only at the opening of the Meeting.

The Corporation has been granted an exemption from the rules of the NASDAQ Stock Market (“NASDAQ”) that require a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because this requirement is not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the CBCA provides that a corporation’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date, the only persons or companies who beneficially owned or controlled or directed, directly or indirectly, more than 10% of the votes attached to the outstanding Common Shares were as follows:

Name	Number of Common Shares	Percentage of Class
T. Rowe Price Associates, Inc. and T. Rowe Price Investment Management, Inc.(1)	10,410,383	12.2%

(1) The number of Common Shares reported as being under the control or direction of T. Rowe Price Associates, Inc. (8,095,697 Common Shares) and T. Rowe Price Investment Management, Inc. (2,314,686 Common Shares) is based on the Form 62-103F3 as filed with the Canadian Securities Administrators through SEDAR+ on January 8, 2024, pursuant to which T. Rowe Price Associates, Inc. and T. Rowe Price Investment Management, Inc. have disclosed that, for the purposes of the report and future reports relating to ownership and/or control of securities of the Corporation, they are relying on Section 5.1 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues of the Canadian Securities Administrators which permits the disaggregation of the holdings of separate business units.

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the indicative foreign exchange rate on January 31, 2024, the last business day of fiscal 2024. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$ 1.3397.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31st, 2024 and the reports of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements at the Meeting.

2.	Election of Directors

The number of directors to be elected at the Meeting is ten. Under the Corporation’s by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board by the Nominating Committee, are listed under the heading “Director Nominees” in the table below.

In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the nominees listed in the table below under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following sets forth information as of the date of this Circular regarding each of the ten people proposed to be nominated for election as a director at the Meeting, including the number of Common Shares (and share-based units) beneficially owned, or controlled or directed, directly or indirectly, by such person or the person’s associates or affiliates as at the date of this Circular. In the table, certain information, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees

Nominee	Director Since	Equity Holdings
Deepak Chopra, B. Comm (Hons), FCPA, FCGA Toronto, Ontario Age – 60 Member – Audit Committee Member – Nominating Committee 2023 AGM Votes in Favour: 72,901,775 (97.89%)	2020	DSUs	13,231

Mr. Chopra is a corporate director.  Mr. Chopra most recently served as President and Chief Executive Officer of Canada Post Corporation from February 2011 to March 2018. Mr. Chopra has more than 30 years of global experience in the financial services, technology, transportation, logistics & supply-chain industries. Prior to that, for more than 20 years, he worked for Pitney Bowes Inc., a NYSE-traded technology company known for postage meters, mail automation and location intelligence services. He served as President of Pitney Bowes Canada and Latin America from 2006 to 2010. He held a number of increasingly senior executive roles internationally, including President of its new Asia Pacific and Middle East region from 2001 to 2006 and Chief Financial Officer for Europe, Africa & Middle East (EAME) region from 1998-2001. He has previously served on the boards of Canada Post Corporation, Purolator Inc., SCI Group, the Canada Post Community Foundation, Conference Board of Canada and the Toronto Region Board of Trade. He currently sits on the board of Celestica, Inc. (TSX:CLS), The North West Company (TSX:NWC) and Sun Life Financial (TSX:SLF). Mr. Chopra is a Fellow of the Institute of Chartered Professional Accountants of Canada and has a Bachelor’s degree in Commerce (Honours) and a Master’s Degree in Business Management (PGDBM).

Nominee	Director Since	Equity Holdings
Deborah Close, B.A., ICD.D Calgary, Alberta, Canada Age – 70 Chair – Compensation Committee Member – Nominating Committee 2023 AGM Votes in Favour: 72,785,597 (97.73%)	2015	DSUs	40,397

Ms. Close is a corporate director. Ms. Close held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. Tervita Production Services, now High Artic Energy Services (TSX:HWO), delivers engineering and field-based services to the oil and gas industry. From 2002 to 2010, Ms. Close was the Executive Vice President of DO2 Technologies (now Enverus), a software company providing electronic invoicing to the oil and gas industry. During Ms. Close’s tenure, DO2 grew from a start-up to the leading provider of e-invoicing to oil and gas companies and their suppliers. Prior to DO2, Ms. Close served in a number of Regional Vice President roles in Halliburton Corporation’s software division, Landmark Graphics.  She held executive roles in several of Landmark’s largest regions, including VP of Strategic Accounts, Regional VP of North America and Regional VP of Europe and the Former Soviet Union. During Ms. Close’s 12 years at Halliburton, she worked in Canada, the US and Europe.   Ms. Close also currently serves on the board of directors of Inter Pipeline Ltd, a privately held company but a reporting issuer for certain debt securities.  Ms. Close holds a Bachelor of Arts from the University of Calgary and the ICD.D designation from the Institute of Corporate Directors and Rotman School of Management.

Nominee	Director Since	Equity Holdings
Eric A. Demirian, BBM, C.P.A, C.G.A, C.A. Toronto, Ontario, Canada Age – 65 Chair of the Board Member – Audit Committee Member – Governance Committee 2023 AGM Votes in Favour: 71,530,973 (96.05%)	2011	Common Shares DSUs	10,000 67,703

Mr. Demirian is a Chartered Professional Accountant, Certified General Accountant and a Chartered Accountant. Since 2003, Mr. Demirian has served as president of Parklea Capital, Inc. (“Parklea”), a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. Prior to Mr. Demirian’s position at Parklea, he held the position of Executive Vice President of Group Telecom, Inc. from 2000 to 2003. From 1983 to 2000, Mr. Demirian was with PricewaterhouseCoopers LLP (“PwC”) where he was a partner and head of the Information and Communications Practice. Mr. Demirian serves on the boards of Enghouse Systems Ltd. (TSX:ENGH) and Imax Corporation (NYSE:IMAX). Mr. Demirian is a former director and chair of the audit committees of a number of public companies. Mr. Demirian holds a Bachelor of Business Management degree from Toronto Metropolitan University.

Nominee	Director Since	Equity Holdings
Sandra Hanington, B.A.Sc., MBA, ICD.D Toronto, Ontario Age – 62 Member – Compensation Committee Member – Governance Committee 2023 AGM Votes in Favour: 73,566,240 (98.78%)	2022	Common Shares DSUs	1,650 5,879

Ms. Hanington is a corporate director.  Ms. Hanington is the former President & Chief Executive Officer of the Royal Canadian Mint, a global manufacturing and marketing business, where she led a multi-year strategic and operational turnaround. Prior to that, Ms. Hanington worked in the financial services sector and served in a number of progressively senior roles in Canada and the U.S., culminating as Executive Vice-President and member of the Management Committee of BMO Financial Group. Ms. Hanington currently serves as a director for Extendicare Inc. (TSX: EXE), a private sector owner and operator of long-term care homes and a private sector provider of publicly-funded home health care services and is a member of the Governing Council of the University of Toronto. Ms. Hanington previously served on the boards of Aimia Inc (TSX: AIM), Canada Mortgage and Housing Corporation and Symcor, Inc. Ms. Hanington is co-founder and has served as a director of Jack.org, a Canadian youth mental health charity since 2010 and is the recipient of the Meritorious Service Cross from the office of the Governor General for her work with the organization. Ms. Hanington was named by the Women’s Executive Network (WXN)™ as one of Canada’s Top 100 Most Powerful Women three times in a row, from 2007 to 2009 and was inducted into the WXN Hall of Fame in 2010. Ms. Hanington holds a B.A.Sc. from University of Waterloo, an MBA from the Rotman School of Management, University of Toronto, and the ICD.D designation.

Nominee	Director Since	Equity Holdings
Kelley Irwin, B.A.Math, C.Dir Pickering, Ontario Age – 61 Member – Audit Committee Member – Nominating Committee 2023 AGM Votes in Favour: 73,563,137 (98.78%)	2022	DSUs	5,646

Ms. Irwin is a corporate director and holds a Chartered Director (C.Dir) designation. Ms. Irwin has 35 years of international Information Technology (IT) experience in the financial services and regulatory industries. She held executive roles at Sun Life Financial, TD Bank, Economical Insurance, and its subsidiary, Sonnet Insurance, and the Electrical Safety Authority (ESA). From 2019-2023, she held the position of Chief Information Officer (CIO) at the ESA where she led a multi-year digital transformation. Ms. Irwin sits on cyber security Advisory Boards and is a frequent public speaker in forums on cyber-security. Ms. Irwin currently serves as a director on the boards of Lakefront Utility Services Inc. and Pro-Demnity Insurance Company. Ms. Irwin holds a BA in Mathematics from the University of Western Ontario, a Computer Science Diploma from Fanshawe College, Cyber-Security Certificate from the University of Washington, and has completed executive education at the Harvard Kennedy School. Ms. Irwin actively participates in local and global organizations supporting women in technology.

Nominee	Director Since	Equity Holdings
Dennis Maple, B.Sc. Malvern, Pennsylvania, U.S.A. Age – 64 Chair – Nominating Committee Member – Compensation Committee 2023 AGM Votes in Favour: 73,078,315 (98.12%)	2017	DSUs	29,820

Mr. Maple is currently Chairman and Chief Executive Officer of Goddard Systems, LLC, which oversees the operation of 631 premium early childhood education schools operating in 38 states across the United States. Between January 2014 and August 2019, Mr. Maple was the President of First Student, Inc., a subsidiary of United Kingdom based publicly-traded First Group plc., a transport operator in the United Kingdom and North America, that provides transportation solutions encompassing student bus transportation and public rail and public bus operations. Prior to serving as President of First Student, from 2006 to January 2014, Mr. Maple was President of Aramark Education, the market leading provider of food and nutrition planning services, facilities management, construction project management and related services to school districts across North America. Prior to his role as President of Aramark Education, from 2003 to 2006, Mr. Maple held senior executive management positions at Aramark serving both K-12 schools and Higher Education Colleges and Universities. Prior to serving in executive roles at Aramark, from 1994 to 2003, Mr. Maple served as an Area Vice President at Coors Brewing and in several other management roles. Leading up to 1994, Mr. Maple held executive roles at Kraft-General Foods, PepsiCo and The Quaker Oats Company.  Mr. Maple holds a Bachelor of Science degree with a major in accounting from the University of Tennessee, Knoxville. During the past 30 years, Mr. Maple has served on numerous charitable and community-based boards, including the Urban League of Philadelphia, The Episcopal Academy, a leading college preparatory school, recognized nationally, based in the suburbs of Philadelphia, and as well, he has served on numerous other local organization boards, including Philadelphia Outward Bound, Philadelphia Academies and the Paoli Hospital Foundation. Mr. Maple has also been an active participant in organizations across North America supporting primary and secondary schools and communities. In 2021, Mr. Maple was elected to the International Franchise Association’s (IFA) Board of Directors. In 2023, Mr. Maple was awarded the Diversity in Business award from the Philadelphia Business Journal; and in 2024, Mr. Maple was named among Savoy Magazine’s Most Influential Executives. Finally, in 2024 Mr. Maple was recognized locally in the City of Philadelphia and the State of Pennsylvania as one of several Black Trailblazers for his community engagement work and support of the Philadelphia Region.

Nominee	Director Since	Equity Holdings
Chris Muntwyler Baech, Switzerland Age – 71 Member – Governance Committee Member – Compensation Committee 2023 AGM Votes in Favour: 72,975,296 (97.99%)	2020	DSUs	14,087

Mr. Muntwyler is a corporate director. Mr. Muntwyler has significant international experience in the transportation, logistics and technology sectors.  Having previously held various senior executive positions at SwissAir and the positions of Chief Executive of DHL Express (UK) Limited and Managing Director (Switzerland, Germany and Central Europe) at DHL Express, he is now a management consultant through his business, Conlogic AG, specializing in strategic development, leadership guidance and customer orientation and process automation.  Mr. Muntwyler spent 10 years in the DHL Express organization following a 27 year career with SwissAir. Mr. Muntwyler previously served as a non-executive director on the board of The Austrian Post from 2010 to April 2023, National Express Group PLC in the United Kingdom (LSE:NEX) from 2011 to 2020 and as a director of Panalpina World Transport (Holding) Ltd. from 2010 to 2018.  During the period of 2007 and 2008, Mr. Muntwyler served as a member of the President’s Committee on the United Kingdom’s Confederation of British Industry. During his professional career, Mr. Muntwyler has lived and worked in Switzerland, Sweden, the United States, Germany and the United Kingdom.

Nominee	Director Since	Equity Holdings
Jane O’Hagan, B.A. (Hons.), ICD.D Calgary, Alberta, Canada Age – 60 Chair – Governance Committee Member – Compensation Committee 2023 AGM Votes in Favour: 72,934,259 (97.93%)	2014	DSUs	59,942

Ms. O’Hagan is a corporate director with over 20 years experience in the transportation and logistics sectors. From 2010 until 2014, Ms. O’Hagan was the Executive Vice President and Chief Marketing Officer of Canadian Pacific Railway Limited. Ms. O’Hagan also held various roles at CP including Senior Vice President, Strategy and Yield, Vice President, Strategy and External Affairs and Assistant Vice President, Strategy and Research. Ms.  O’Hagan was appointed to the GCT Global Containers Terminal Inc. Board of Directors in August 2023 and is chair of the Human Resources Committee. Ms. O’Hagan also serves as a director of USD Partners GP LCC, the general partner of USD Partners LP (NYSE:USDP), an acquirer, developer and operator of energy-related rail terminals and other complementary mid-stream assets, where Ms. O’Hagan is the past Chair of USD Partners GP LLC board’s conflicts committee and as a member of the audit committee. From 2018 until its acquisition in 2021, Ms. O’Hagan was a member of the board of Pinnacle Renewable Holdings (TSX:PL), a supplier of industrial wood pellets based in Richmond, BC where she also served as a member of the audit and risk committees. Ms. O’Hagan has a Bachelor of Arts (Hons.) and a Bachelor of Administrative and Commercial Studies from the University of Western Ontario (London, Ontario, Canada) and has completed graduate studies in Program and Policy Studies from the University of Western Ontario. In December 2012, Ms. O’Hagan was named one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. Ms. O’Hagan is also a holder of the ICD.D designation from the Institute of Corporate Directors, which she achieved in June 2016 and earned the CERT Certificate in Cyber Risk Oversight issued by Carnegie Mellon University and the National Association of Corporate Directors in February 2018.

Nominee	Director Since	Equity Holdings
Edward J. Ryan, B.A. Fort Washington, Pennsylvania, U.S.A. Age – 55 Chief Executive Officer 2023 AGM Votes in Favour: 73,563,634 (98.78%)	2014	RSUs PSUs Stock Options	230,692 469,851 260,996

Mr. Ryan is Descartes’ Chief Executive Officer, having been appointed to that position in November 2013. Mr. Ryan joined Descartes in February 2000 in connection with our acquisition of E-Transport Incorporated. Mr. Ryan guides the company’s executive management team and drives its growth and M&A strategies. Prior to taking on his current role in 2013, Mr. Ryan led Descartes’ global sales and marketing operations as Chief Commercial Officer after having served as Executive Vice President of Global Field Operations. Mr. Ryan brings more than 30 years of experience in supply chain and logistics technology to the company and its customers.

Nominee	Director Since	Equity Holdings
John J. Walker, B.Sc., C.P.A., C.G.M.A Naples, Florida, U.S.A. Age – 71 Chair – Audit Committee Member – Governance Committee 2023 AGM Votes in Favour: 72,467,017 (97.30%)	2011	Common Shares DSUs	5,429 75,483

Mr. Walker is a corporate director and a Certified Public Accountant and a Chartered Global Management Accountant with 37 years overall financial and executive management experience, including twenty-one years of experience as a Chief Financial Officer with both public and private companies. Mr. Walker served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their shareholder, investor and marketing & business communications, from 2006 until its acquisition by R.R. Donnelley & Sons in 2010. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation a motion picture theatre exhibition chain, including sixteen years as Chief Financial Officer. Prior thereto, Mr. Walker served for six years as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest real estate investment trusts in the United States. Mr. Walker also served for six years as Treasurer and Assistant Corporate Controller of Princess Hotels International a company involved in the ownership and operation of luxury resort hotels, real estate and timesharing developments. From October 2021 to October 2023, Mr. Walker was a member of the Board of Schultze Special Purpose Acquisition Corp. II (Nasdaq: SAMAU, SAMA, SAMAW) where he was Chair of the Audit Committee and also served on the Nominating and Compensation Committees.  Mr. Walker was a member of the Board of Schultze Special Purpose Acquisition Corp. I from June 2018 until December 2020 up to the completion of a “de-SPAC” business combination. Mr. Walker started his career in the New York office of then-Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Skill Set and Experience of Proposed Director Nominees

The Corporate Governance Committee uses the following categories of skills and experience to assess the overall strength and diversity of the group of proposed non-executive director nominees to the Board.

	Senior Executive Leadership	Other Public Company Board Experience	Risk and Compliance Management	Financing	Financial Expert (for Audit Committee Purposes)	Strategic Planning	M&A	Human Resources / Compensation	Corporate Governance	International Business Operations and Sales and Marketing	Technology / IT Industry	Transportation and Logistics Industry
Deepak Chopra	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Deborah Close	✔		✔			✔		✔		✔	✔
Eric A. Demirian	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Sandra Hanington	✔	✔	✔			✔		✔	✔	✔
Kelley Irwin	✔		✔			✔	✔	✔			✔
Dennis Maple	✔		✔	✔		✔		✔	✔		✔	✔
Chris Muntwyler	✔	✔	✔			✔	✔	✔	✔	✔	✔	✔
Jane O’Hagan	✔	✔	✔			✔	✔	✔	✔	✔		✔
John J. Walker	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔

Board Independence

National Policy 58-201 – Corporate Governance Guidelines recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The Board is currently composed of a majority of independent directors with nine of the ten current directors being independent. Of the ten nominees standing for election at the Meeting, all are independent with the exception of Mr. Ryan, the CEO of the Corporation.

Independent Chair of the Board

Mr. Demirian, an independent director, is the Chair of the Board, and is responsible for, among other things, providing leadership to ensure that the Board functions independently of Management and non-independent directors and calling, where necessary, the holding of special meetings of the Board, non-Management directors or independent directors.

Meetings of Independent Directors

The independent directors meet without management at every board meeting, including special meetings. The various committees of the Board also hold in-camera sessions of the independent directors at the conclusion of every committee meeting, during which management is not present. The Board met ten (10) times during fiscal 2024, and at each meeting held an in-camera session without members of management present and has met two times between February 1, 2024 and May 1, 2024, again holding an in-camera session at each such meeting without management present.

Director Service on Other Boards

Currently, the following proposed director nominees serve on the following boards of other public companies:

Director	Public Company Board Membership
Deepak Chopra	Celestica (TSX:CLS) The North West Company (TSX:NWC) SunLife Financial (TSX:SLF)
Deb Close	Inter Pipeline Ltd. (listed debt securities)
Eric A. Demirian	Enghouse Systems Ltd. (TSX:ENGH) Imax Corporation (NYSE:IMAX)
Sandra Hanington	Extendicare Inc. (TSX:EXE)
Jane O’Hagan	USD Partners LP (NYSE:USDP)

Director Meetings and Attendance

The Board is committed to scheduling regular meetings of the Board and its committees and encouraging attendance by applicable directors and committee members to ensure the Board Mandate is fulfilled. The Board and its committees held the following number of meetings since January 31, 2023:

	Year ended January 31, 2024	February 1, 2024 – May 1, 2024	Total
Board	10	2	12
Audit Committee	8	2	10
Compensation Committee	6	2	8
Corporate Governance Committee	5	2	7
Nominating Committee	4	1	5

The attendance of each of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Corporate Governance Committee Meetings Attended	Nominating Committee Meetings Attended
Deepak Chopra	12 of 12	10 of 10			5 of 5
Deborah Close	12 of 12		8 of 8		5 of 5
Eric A. Demirian	12 of 12	10 of 10		7 of 7
Sandra Hanington	12 of 12		4 of 4(1)	4 of 5(1)
Kelley Irwin	12 of 12	6 of 6(2)			3 of 3(2)
Dennis Maple	12 of 12		8 of 8		5 of 5
Chris Muntwyler	12 of 12		8 of 8	7 of 7
Jane O’Hagan	12 of 12		8 of 8	7 of 7
Edward J. Ryan	12 of 12
John J. Walker	12 of 12	10 of 10		7 of 7
(1) Ms. Hanington was appointed to the Compensation Committee and the Corporate Governance Committee following the Annual General Meeting on June 15, 2023.
(2) Ms. Irwin was appointed to the Audit Committee and the Nominating Committee following the Annual General Meeting on June 15, 2023.

Director Tenure, Age and Board Renewal

The Corporation does not have director term limits or a formal retirement policy. In considering its approach to these topics, the Board of Directors believes term limits and retirement policies may indiscriminately eliminate both high and low performing directors as well as directors with unique and critical skill sets based solely on tenure or age. Instead, the Board:

1.
Has a process of rigorous annual director peer evaluations that allow the Chair of the Board (or in the case of the evaluation of the Chair of the Board, the Chair of the Corporate Governance Committee) to have a clear understanding of relative director contribution, skillset and expertise, so that an appropriate level of director turnover can be achieved by having one or more directors not stand for re-election at appropriate times;

2.
Maintains a director skill set and experience matrix to ensure that, in choosing director candidates, it is focused appropriately on skills and experience critical to the Board’s responsibilities, including assessing and providing input on the Corporation’s strategic and operating activities; and

3.
Provides clear disclosure in the Corporation’s management information circular of director tenure and age and an explanation of how the Corporation’s approach ensures diversity of skills, experience, background and gender and an appropriate level of turnover.

The Board strives to maintain a balance of experience and familiarity with the business and operations of the Corporation with fresh perspectives, as reflected by the following chart which summarizes the tenure composition of the current Board, including Ed Ryan as CEO and a member of the Board.

Average Tenure: Average Age:	7.6 years 63.9 years

The average tenure of the current directors of the Corporation is 7.6 years and the average age is 63.9 years.

Fifty percent (50%) of the Board is made up of directors who have joined the Board in the past six years and during that period two individuals have retired from the Board.

Nomination of Directors

The Nominating Committee is responsible for identifying and recruiting new candidates for nomination to the Board. The Nominating Committee, on at least an annual basis, reviews the competencies and skills that the Board as a whole should possess as well as the current strengths, skills and experience represented by each current director in light of the objectives, priorities, strategic direction and areas of focus of the Corporation. The Nominating Committee assesses potential candidates for nomination to the Board based on a particular candidate’s skills, experience, background and ability to commit and fulfill their duties as a director. The Nominating Committee also considers the Corporation’s policy with respect to diversity and the Corporation’s current needs after taking into consideration the current composition of the Board.

Orientation of New Directors

Responsibility for orientation of new directors is assigned by the Board to the Nominating Committee. In this regard, the Nominating Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board. The Nominating Committee reviews this program on an annual basis.

When a new director joins the Board, the new director’s orientation program considers the new director’s background and skills as well as the new director’s contemplated committee involvement. The orientation program is designed to introduce the new director to the business and to the Corporation’s expectations of directors. New directors have the opportunity to meet with the Chair of the Board, the CEO, the President and Chief Operating Officer (the “President and COO”), the Chief Financial Officer (the “CFO”) and the Corporation’s General Counsel, in addition to other senior members of Management. The Corporation’s General Counsel also reviews with each new member: (i) certain information regarding the Corporation, including the role of the Board and its committees and the Corporation’s corporate history; (ii) certain key documents of the Corporation, including the Corporation’s Code of Business Conduct and Ethics (the “Code of Conduct”), the Corporation’s Corporate Governance Framework, the Corporation’s policy with respect to diversity, Insider Trading Policy, Disclosure Policy, Risk Management Policy, Board Mandate, committee charters and position descriptions; and (iii) the legal obligations of a director of the Corporation. The Corporation’s General Counsel includes the Chair of the Board in this orientation process to assist independent directors with enquiries and information relating to such independent director’s role on the Board.

Continuing Education

The Corporate Governance Committee is responsible for arranging continuing education for directors in order to ensure that directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. In addition to external continuing education sessions attended by Board members, director education sessions, which are presented by Management or external consultants, are generally scheduled to coincide with the Corporation’s regular quarterly Board meetings to extend the Board’s knowledge of the Corporation and its operations and topics that the Corporate Governance Committee identifies as relevant to those operations. Sessions conducted for the Board in relation to fiscal 2024 included the following:

Date	Topic	Description	Director Attendance
February 28, 2023	Proxy Advisory Voting Guideline Updates and Emerging Themes in Corporate Governance
The Board received a presentation from the Corporation’s external legal counsel on the topic of key updates to the annual proxy advisory voting guidelines published by the largest proxy advisory firms and also on general developments in the area of corporate governance and ESG.
All directors

Date	Topic	Description	Director Attendance
May 30, 2023	Strategic Alliance Program	The Board received a presentation from the Corporation’s VP, Alliances and Channels on the Corporation’s Strategic Alliances and Partnerships program	All directors
Sept 5, 2023	Artificial Intelligence
The Board received a presentation from the Corporation’s EVP Product Management about artificial intelligence and its application and use within the transportation and logistics industry as well as its use in the Corporation’s products and services.

All directors
Dec 4, 2023	U.S. Trade Restrictions
The Board received a presentation from the Corporation’s external counsel in the United States on the topic of U.S. trade restrictions and the risks and opportunities that they present for the Corporation.

All directors
March 5, 2024	Climate training
The Board received a presentation from the Corporation’s auditors on a number of climate-related topics including opportunities and strategy in relation to decarbonization initiatives and the impact on transportation and logistics industries, technology and ESG governance.

All directors

In addition, each of the committees of the Board may schedule education sessions with third party consultants that have been retained by such committees in connection with the fulfillment of the mandate of the committee. Each member of the Board is also eligible for reimbursement of up to $3,000 per fiscal year (Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation. The Board encourages individual directors to enroll in such programs and advise the Corporate Secretary of the programs they have participated in. The following is a summary of the continuing education undertaken by each of the current non-executive directors during fiscal 2024, each of whom is proposed for re-election at the Meeting:

Director	Continuing Education
Deepak Chopra
Participated in several sessions, courses and presentations conducted by both management as well as outside experts as part of board education sessions at public company boards. Areas of focus included cyber security risk oversight, emerging trends in ESG reporting and regulatory requirements, Corporate Governance and Truth and Reconciliation journey with First Nations peoples. Self-study topics included understanding impact of Open-AI, impact of remote work on the viability of Business Districts resulting implications on public transport, municipal tax base, commercial real estate and future of workplaces, understanding impact of macro-economic factors on Transportation & Logistics industries, M&A dynamics in Air-Cargo, and the accelerating stress on the postal services around the world.

Director	Continuing Education
Deborah Close
Attended numerous seminars conducted by the Institute of Corporate Directors, National Association of Corporate Directors and various consulting firms on topics related to developments and trends in executive compensation, the role of the HR and Compensation Committee, talent oversight, succession planning best practices, remote working trends, and the opportunities and risks related to AI. Undertook self-study through various publications covering trends pertaining to the role of the board and corporate governance.

Eric A. Demirian
Attended various ongoing continuing education courses provided by outside accounting and consulting firms, including as participant at Audit Committees and Boards of other public companies, in the areas of corporate governance, accounting and financial reporting, cyber-security, human resources and legal matters. In addition, undertook self-study of accounting, and corporate governance topics by reading trade journals and other publications.

Sandra Hanington
Attended various sessions and participated in meetings offered by outside consulting firms and organizations on topics related to strategy, risk, corporate governance and executive compensation.  In addition, undertook self-study through ICD and other publications and resources on trends in corporate governance including ESG, cyber security and executive compensation.

Kelley Irwin
Participated in presentations from consulting firms, industry conferences, and courses related to board governance and cyber security oversight. Cyber topics include safeguarding data, zero-trust security frameworks, internet practices for Canada, and protecting against financial crimes. Board governance topics included Board Diversity and Board Governance of Digital and AI assets. In other Board work, sit on Governance, Audit, and ESG committees. Undertook self-study of corporate governance including finance and board selection processes.

Dennis Maple
In his current role as Chairman and CEO of Goddard Systems LLC, Mr. Maple routinely leads, develops and oversees the corporation’s strategy and business performance in all facets of the company, including but not limited to, sales, accounting /finance, marketing and communications, business, development, HR, franchisee oversight, Risk and legal strategy, legislative strategy, and more.  Through these responsibilities Mr. Maple maintains a current view   of changing business practices, customer needs, investor expectations, and the best ways to achieve and support board directives.  One major area of extensive focus includes Mr. Maple’s direct involvement in redesigning the Goddard Schools corporate education philosophy and strategic platform for early childhood education, including development of the industry’s first-ever holistic and proprietary education approach supported by a digitized platform. Further, Mr. Maple has participated in several industry- and consultant-led events, workshops, and informational sessions focused on leading in a post-COVID environment, understanding the AI impact on business and productivity, and IT security and physical plant best practices.  Recently, Mr. Maple became a member of The National Association of Corporate Directors where his greatest focus and self-study has been on learning and gaining more knowledge and insight about emerging trends in board governance, emerging trends in executive compensation and nominating committee best practices required to recruit directors with evolving skills required to support oversight in public companies. Finally, for the past three years, Mr. Maple has participated in over 60 televised radio and television interviews in numerous national markets focused on sharing new insights and ideas regarding emerging trends in educating young children and supporting families and communities.

Director	Continuing Education
Chris Muntwyler
In his role as CEO of the consulting company Conlogic AG, Mr. Muntwyler  leads and consults in the areas of process and strategy designs in transportation and supply chain management and information technology. As a board member at Austrian Post until April 2023 he was actively involved in the strategic development of that transportation- and supply chain organization in several countries in Europe. He was also actively involved in the remuneration policies and cyber-security strategy of that organization.  He regularly attends further education programs in cyber-security, ESG development, corporate governance and risk management.

Jane O’Hagan
Attended seminars and on-line education in corporate governance matters related to global trends, the geo-political landscape,  the supply chain, trade and sanctions impacts and emerging topics in regenerative AI. Attended sessions on sustainability, climate change, decarbonization, carbon markets, ESG and understanding the value of ESG to shareholders. Participated in virtual sessions on cyber risk management, board oversight of cyber risk, legal and regulatory obligations. Undertook benchmarking studies of best practices for cyber risk management at the board and committee level and prepared a paper on the status of term and age limits in public companies. Attended seminars on deploying and demystifying AI to understand opportunities for new and existing product innovation. Attended webinars aimed at improving Human Resources and compensation committee effectiveness and understanding of executive compensation models, diversity and inclusion, succession planning and talent management.

John J. Walker
Completed 49 hours of Continuing Professional Education (“CPE”).  The CPE course providers were KPMG, Deloitte, PWC, EY, and Marcum.  The areas of study were Accounting and Financial Reporting, Income Taxes, Board & Audit Committee Governance, Business Valuations, M&A, Enterprise Risk Management including Cyber Security, ESG & Climate Related compliance reporting, Whistle Blower Hotline, SEC Hot Topics and Comment Letters, HR and Human Capital, Compensation matters, AI & Generative AI, and Global Economic Updates

Majority Voting for Director Nominees

The election of directors at the meeting will be governed by the majority voting requirements under the CBCA, which became effective in August 2022. These require that in an uncontested election of directors, such as the one planned for the Meeting, in order for a nominee to be elected as a director, they must receive more votes in favour of their election, than against. If a nominee fails to receive a majority of votes in favour of their election, they will not be elected, though they may continue to serve up to 90 days after the Meeting if they were a member of the Board prior to the Meeting. In light of these new CBCA statutory majority voting requirements, the Board resolved to revoke the Corporation’s then existing Majority Voting Policy, such that this policy will not apply at the Meeting.

Advance Notice Provisions

The Corporation’s by-laws provide for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting or a shareholder proposal, in each case made pursuant to the provisions of the CBCA. The Advance Notice Provisions fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 nor more than 65 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 60 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be given not later than the close of business (Eastern time) on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business (Eastern time) on the fifteenth day following the day on which the first public announcement of the date of the meeting was made. The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating shareholder be included in such a notice for it to be valid. The purpose of the Advance Notice Provisions is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process. A copy of the Corporation’s by-laws is available on the Corporation’s website at www.descartes.com and on SEDAR+ at www.sedarplus.ca.

3.	Appointment of Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. KPMG LLP have been the auditors of the Corporation since April 16, 2015. At the most recent shareholder meeting of June 15th, 2023, vote in respect of the appointment of auditors received a vote of 99.88% (74,960,046 Common Shares) in favour.

Except where authority to vote in respect of the appointment of auditors is withheld, the persons designated by Management in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed. A simple majority of the applicable votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to re-appoint KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed.

Audit Fees

For the fiscal year ended January 31, 2024 (“fiscal 2024”) and the fiscal year ended January 31, 2023 (“fiscal 2023”), the Corporation incurred the approximate fees set out below for the services of KPMG LLP. Fees billed in Canadian dollars are presented in U.S. dollars using the Bank of Canada indicative foreign exchange rate on the last business day of the applicable fiscal period.

The following table sets forth the fees we have incurred in using the services of KPMG LLP in respect of the applicable fiscal years:

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2024	$791,611	$2,430	Nil	Nil	$794,041
January 31, 2023	$767,832	$2,430	Nil	Nil	$770,262

“Audit Fees” consist of fees and related disbursements for professional services rendered for the audit of the Corporation’s annual consolidated financial statements, reviews of the Corporation’s interim consolidated financial statements, services provided in connection with regulatory filings and statutory audits of certain of the Corporation’s foreign subsidiaries.

“Audit-Related Fees” consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees.

4.	Approval of Amendments to the Performance and Restricted Share Unit Plan

Background

On April 30, 2012, the Board adopted the Corporation’s Performance and Restricted Share Unit Plan (as subsequently amended and restated, the “PRSU Plan”). The purposes of the PRSU Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior Management critical to the long-term success of the Corporation and its subsidiaries; and (iv) provide compensation incentives that do not promote excessive risk-taking by the Corporation’s key employees. Non-employee directors are not eligible to participate in the PRSU Plan. The PRSU Plan has been amended from time to time since its original adoption and the most current version of the PRSU Plan, with certain amendments as adopted by the Board on April 26, 2022 having received shareholder approval at the Annual Meeting of Shareholders of the Corporation held on June 16th, 2022.  For a further description of the PRSU Plan, as it is formulated on the date hereof, please see the section entitled “Security-based Compensation Plans – PRSU Plan”.

Proposed Amendments

On April 29, 2024, the Board authorized an amendment to the PRSU Plan to increase the number of Common Shares issuable thereunder by an additional 1,765,840 Common Shares, subject to approval of the holders of the Common Shares, such approval being required in accordance with the amendment provisions of the PRSU Plan (the “Plan Amendments”).  A copy of the PRSU Plan, reflecting the Plan Amendments, is attached hereto as Schedule “A”.

Following approval of the amendment by the Corporation’s shareholders: (i) the maximum number of Common Shares available for issuance under the PRSU Plan since its establishment would be increased to 4,353,340 Common Shares, representing 5.1% of the issued and outstanding Common Shares as at April 29, 2024; and (ii) the number of Common Shares remaining available for future issuance under the PRSU Plan would be 1,938,764 Common Shares, representing 2.3% of the issued and outstanding Common Shares as at April 29, 2024.

The TSX has conditionally approved the PRSU Plan amendment, subject to approval of the PRSU Plan amendment by a majority of votes cast at the Meeting. As a result, at the Meeting, shareholders will be asked to consider and, if thought advisable, to pass the ordinary resolution that follows below (the “Plan Amendment Resolution”), approving the PRSU Plan amendment:

WHEREAS: The Board approved on April 29, 2024 an amendment to the Performance and Restricted Share Unit Plan (the “PRSU Plan”) to increase the number of Common Shares issuable thereunder by an additional 1,765,840 Common Shares, as described in the management information circular of the Corporation for its annual meeting of shareholders to be held on June 13th, 2024, in order to (collectively, the “Amendment”)

NOW THEREFORE BE IT RESOLVED THAT:

1.
The PRSU Plan be amended by the Amendment and approved, substantially in the form appended to the management information circular of the Corporation for its annual meeting of shareholders to be held in 2024; and

2.
Any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents and instruments that such director and officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

The Board believes that approval of the Plan Amendments Resolution is in the best interests of the Corporation and unanimously recommends that shareholders vote FOR the approval of the Plan Amendment Resolution. In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Plan Amendment Resolution. If the Plan Amendment Resolution is not passed at the Meeting, the PRSU Plan will not be amended and the reserve of Common Shares issuable thereunder will not be increased.

5.	Advisory Vote on Executive Compensation (Say-On-Pay Vote)

The Board has determined to provide the Corporation’s shareholders with an advisory vote on the Corporation’s approach to executive compensation. While this “Say-on-Pay” vote is non-binding, it gives shareholders an opportunity to provide important input to the Board. Shareholders will be asked at the Meeting to consider, and, if deemed advisable, adopt the following resolution (the “Say-On-Pay Resolution”):

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s Management Information Circular dated May 1, 2024.”

Approval of the Say-On-Pay Resolution will require an affirmative vote of a majority of the votes cast by holders of Common Shares present or represented by proxy at the Meeting.

In the absence of a contrary instruction, the persons designated by Management in the enclosed form of proxy intend to vote FOR the Say-On-Pay Resolution.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board of Directors will take the results of the vote into account, as it deems appropriate, when considering future compensation policies, procedures and decisions and in determining whether to increase its current engagement practices with shareholders on compensation and related matters. The Corporation will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting.

At the previous year’s annual meeting of shareholders held on June 15th, 2023, 94.89% of the votes cast by shareholders were cast in favour of the “Say-on-Pay” resolution.

6.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated by Management in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and Management consider good corporate governance to be central to the effective operation of the Corporation. Both Management and the Board, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements, and reflects consideration of best practices in corporate governance and their application to the Corporation’s circumstances.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices; National Policy 58-201 – Corporate Governance Guidelines; and National Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to certain requirements of the U.S. Sarbanes-Oxley Act and requirements of the TSX and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Board and Management believe that the Corporation has a sound governance structure in place for both Management and the Board, and a comprehensive system of internal controls designed to ensure reliability of financial records. These structures and systems are reviewed and assessed on a regular basis considering developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

Mandate of the Board of Directors

The Board is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chair of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “B”.

Risk Oversight

The Board Mandate, among other things, describes the Board’s responsibility for oversight of risks impacting the Corporation. The Board Mandate provides that the Board will provide regular oversight of the Corporation’s risk management practices, either directly or through its committees, and, with the assistance of its committees, oversee Management’s assessment, management and monitoring of key risks affecting the Corporation and the Corporation’s risk management/monitoring systems. The Board Mandate also provides that the Board will, with the assistance of the Audit Committee, review the controls relating to financial information and the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and Management’s reports on those controls.

Consistent with the Board Mandate, the Corporation has adopted a risk management policy that is reviewed and updated as necessary on an annual basis (the “Risk Management Policy”) that establishes principles to guide Management’s implementation and operation of the Corporation’s risk management program, which are based on the International Organization for Standardization ISO 31000:2009, Risk management – Principles and guidelines standards. The Risk Management Policy also establishes a framework for risk management (the “Risk Management Framework”) that includes risk identification, risk assessment/measurement, risk response and control activities, risk reporting and communication, risk monitoring and risk reduction/mitigation.

Each fiscal quarter, Management reports directly to the Board and Audit Committee on existing and emerging risks impacting the Corporation’s business risk profile, including human-resource based risk, regulatory changes, litigation, changes in customer relationships, information technology risks, cyber-security risks, product development, credit and liquidity risks, market risks and other business risks, including those more particularly identified in the “Certain Factors That May Affect Future Results” section of the Corporation’s periodic financial reports. Management also reports to the Audit Committee on an ongoing basis on Management’s risk management activities consistent with the Risk Management Framework. In addition, on an ongoing basis the Board and Management consider short- and long-term risks in developing the Corporation’s strategic plans. If new or emerging risks are identified, the Board considers what, if any, amendments to the Corporation’s existing policies and procedures are appropriate to establish compensating controls to manage or mitigate the risk. On an ongoing basis, the Corporate Governance Committee and Audit Committee review the Corporation’s Risk Management Policy and Risk Management Framework to assist the Board in evaluating the framework’s effectiveness.

Although the Board as a whole has responsibility for risk oversight, the Board exercises its oversight of the Corporation’s risk management policies and practices primarily through its committees, which in turn report back to the Board on risk oversight.

The Audit Committee is responsible for overseeing risks related to our accounting, financial statements, financial reporting process and internal controls related to financial reporting. The Board has also assigned to the Audit Committee primary responsibility for overall enterprise risk management and oversight of the Corporation’s risk management policies, except in those areas where other committees have express responsibility for specific categories of risk, for example, the Compensation Committee in the area of compensation-related risk. As discussed above, the Audit Committee is also responsible for receiving reports from Management on an ongoing basis related to the risk management activities undertaken pursuant to the Risk Management Framework.

Within its oversight of overall enterprise risk management, the Audit Committee is responsible for oversight of the Corporation’s approach to cyber-security risk management. On a quarterly basis, the Audit Committee receives an update from Management on the Corporation’s ongoing approach to cyber-security risk management and on a periodic basis the Audit Committee receives reports from third party consultants related to reviews of the Corporation’s level of maturity in its cyber-security risk management practices. On an annual basis, the Audit Committee also engages with Management of the Corporation on a dedicated session focused on cyber-security.  Finally, as part of its annual review of the Corporation’s commercial insurance program, the Audit Committee also reviews the level of cyber-security specific insurance maintained by the Corporation.

Also, within its oversight of overall risk management, the Audit Committee exercises oversight of the Corporation’s approach to climate-related risks that may be relevant to the Corporation and, on a quarterly basis, the Audit Committee together with Management considers any climate-related events or developments that may pose a material risk to the Corporation or its financial performance.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risks by members of senior Management. See “Compensation – Compensation Discussion and Analysis – Compensation-related Risks”.

The Corporate Governance Committee is responsible for monitoring risk and potential risks associated with the effectiveness of the Corporation’s corporate governance framework and for monitoring risks in the areas of environmental, social and governance (“ESG”).

The Nominating Committee is delegated responsibility to monitor risks related to overall Board composition and director succession.

The Board reviews the composition of its committees at least annually, typically following the annual meeting of the Corporation’s shareholders, to ensure that the committees are appropriately composed to discharge each committee’s respective responsibilities. In assigning committee responsibilities among its members, the Board considers factors including the applicable restrictions and requirements of committee composition established by law and regulation; the qualifications and knowledge of the individual members eligible to serve on committees; and the relative distribution of committee responsibilities to each individual member.

ESG Oversight

Although the Board has, through its oversight of the overall governance framework under which the Corporation has operated, exercised oversight over many of the areas that now fall within the broad concepts of ESG initiatives, the Board Mandate recently expressly recognizes the role of the Board in reviewing the Corporation’s approach to ESG on a regular basis.  In addition, specific responsibility for oversight of the Corporation’s ESG initiatives has been delegated by the Board to its Corporate Governance Committee and, similarly, the committee charter for the Corporate Governance Committee was updated in 2022 to expressly identify the Committee’s role in this area.

For further discussion of the Corporation’s approach to ESG, please see the section below under the heading “Environmental, Social and Governance Framework”.

Role of Board in Corporate Strategy

The Board engages in a detailed review and discussion of the Corporation’s short- and long-term strategy on at least an annual basis. The primary areas of focus in such reviews include consideration of forecasted areas of growth, planned investments, corporate development initiatives, capitalization requirements of the Corporation and overall organizational development. In addition to the formally scheduled strategy review sessions, the Board also regularly engages in considering various elements of the Corporation’s strategy as part of each quarterly review of the financial results of the Corporation.

Committee Charters and Position Descriptions

The Board delegates certain responsibilities to the following four committees of the Board: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Nominating Committee. As of May 1, 2024, the following directors serve on the following committees in the following roles:

Current Board Committee Composition

Director	Audit	Compensation	Corporate Governance	Nominating
Deepak Chopra	Member			Member
Deborah Close		Chair		Member
Eric A. Demirian	Member		Member
Sandra Hanington		Member	Member
Kelley Irwin	Member			Member
Dennis Maple		Member		Chair
Chris Muntwyler		Member	Member
Jane O’Hagan		Member	Chair
John J. Walker	Chair		Member

In addition to the above, in fiscal 2024, the Chair of the Board also attended all Committee meetings in an ex-officio capacity.

The Board does not currently plan any changes to the above committee composition following the election of each of the proposed nominees to the Board of Directors.

The Board has adopted a written charter for each of these committees. Each committee charter includes a description of the role of the chair of that committee. A description of each committee charter, the committee membership and each committee’s activities in fiscal 2024 is included below in this “Statement of Corporate Governance Practices” section. The committee charters are also available at https://www.descartes.com/who-we-are/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

From time to time, the Board may appoint ad hoc committees to assist it in specific matters. Where such ad hoc committees are established, the Board delegates a specific mandate to such ad hoc committee.

The Board has adopted a written position description for the roles of the Chair of the Board and the CEO. The Chair of the Board’s role is described as facilitating the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under the Board Mandate. The Chair of the Board’s functions and responsibilities include facilitating the functioning of the Board independently of Management, providing independent leadership to the Board, Board management and reviewing Management’s strategic initiatives. The CEO’s role includes having general supervision over the business and affairs of the Corporation, including strategic planning, operational planning and shareholder communication, and leading the implementation of the resolutions and policies of the Board. The position descriptions of the Chair of the Board and the CEO are available at https://www.descartes.com/who-we-are/investor-relations/corporate-governance or upon request from the Corporate Secretary of the Corporation.

Audit Committee

The Audit Committee currently comprises John Walker (Chair), Deepak Chopra, Eric Demirian and Kelley Irwin. Each member of the Audit Committee is independent and financially literate for purposes of the National Instrument 52-110 – Audit Committees, as well as pursuant to the Listing Standards of NASDAQ and U.S. federal securities laws. Item 7.2 of the Corporation’s Annual Information Form dated April 22nd, 2024, a copy of which is filed on www.sedarplus.ca contains further disclosure with respect to the Corporation’s Audit Committee. The Board has also determined that John Walker, Deepak Chopra and Eric Demirian are each an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in its written charter, a copy of which is annexed to the Corporation’s Annual Information Form as filed on www.sedarplus.ca. The Committee reviews its charter for updates on a regular basis.  The Committee’s primary functions are to oversee the accounting and financial reporting practices of the Corporation and the audits of the Corporation’s financial statements. This includes: assisting the Board in fulfilling its responsibilities in reviewing financial disclosures and internal controls over financial reporting; monitoring the system of internal control and risk management; monitoring the adequacy of the Corporation’s computerized information system controls and overall enterprise risk management program including cyber-security risk and climate-related risks that may be material to the Corporation’s financial performance, monitoring the Corporation’s compliance with applicable laws and regulations; selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; overseeing the internal audit function of the Corporation and approving an annual internal audit plan; reviewing and approving any related-party transactions between the Corporation and any of its directors or executive officers; reviewing and approving the Audit Committee charter; and reviewing the qualifications, independence and performance of the Corporation’s financial management.

In fiscal 2024, the Audit Committee’s activities included the following:

Audit Committee Meetings
•	The Audit Committee conducted eight committee meetings during the year with all members of the committee present(1) at each of the meetings;
•
The Corporation’s independent auditors – KPMG – attend each quarterly meeting of the Committee at which the financial results are reviewed, to report on the results of their quarterly reviews of the interim financial statements and the annual audit of the financial statements and annual audit of internal controls over financial reporting;

•
At each quarterly meeting of the Audit Committee, an in-camera meeting with the independent auditor is conducted without Management present, as well as an in-camera meeting with the head of internal audit without Management present, and an in-camera meeting with the CFO without the other members of Management present; and

•
At each meeting of the Audit Committee including both the regular quarterly meetings and any of the other ad-hoc meetings held, an in-camera meeting of the members of the Audit committee and other Board members in attendance is conducted without Management present.

(1) As Ms. Kelley was not appointed to the Audit Committee until after the 2023 Annual General Meeting of Shareholders, she did not formally participate in any meetings of the Audit Committee prior to that date.  She did attend all meetings of the Audit Committee even in an “invited guest” capacity for some such meetings.

Fiscal 2024 Audited Consolidated Financial Statements
•
Reviewed and discussed with Management and the independent auditor the audited annual consolidated financial statements prepared by Management, and the notes disclosures and management’s discussion and analysis thereon; and

•	Reviewed and discussed with Management and the independent auditor the results of the audit of the internal control over financial reporting.

Independent Auditor
•	Reviewed the qualifications, performance and independence of the independent auditor and approved the compensation of the independent auditor;
•	Approved audit and permitted non-audit services to be performed by the independent auditor;
•
Delegated authority to the Chair of the Audit Committee to approve requests received during the year for audit and permitted non-audit services to be provided by the independent auditor and reviewed and ratified the decisions of the Chair at the next meeting; and

•	Reviewed the overall scope and plan of the annual audit with the independent auditor and Management.

Financial Reporting
•
Reviewed with Management and the independent auditor prior to publication, and recommended for approval by the Board, the interim quarterly financial statements and the annual consolidated financial statements prepared by Management and the notes and management’s discussion and analysis thereon, and the related earnings press release for each quarter;

Compliance
•	Reviewed the Corporation’s design plans and testing of internal controls over financial reporting in accordance with the COSO 2013 framework;
•	Reviewed Management’s reports on the effectiveness of internal control over financial reporting and disclosure controls and procedures; and
•	Reviewed the results of the Audit Committee whistle-blower hotline program.

Risk Oversight
•	Reviewed results of annual risk assessment survey;
•	Reviewed the annual fraud risk assessment prepared by management and the controls and procedures designed to monitor and manage fraud risk;
•
Received regular updates from management and external consultants on approach to cyber-security risk management and mitigation (including by way of a dedicated meeting on cyber-security risk management);

•	On a quarterly-basis considered the risk factors discussed by the Corporation with respect to its financial performance including any material climate-related risks; and
•	Reviewed the Corporation’s commercial insurance coverage program.

Planning
•	Reviewed the performance of the CFO, the head of internal audit and senior finance and tax staff; and
•	Reviewed Management’s annual proposed budget for the Corporation and related planning initiatives.

Internal Audit
•	Received and reviewed quarterly reports from the internal audit function reporting directly to the Chair of the Audit Committee; and
•	Reviewed and approved the annual work plan for internal audit.

Compensation Committee

The Compensation Committee currently comprises of Deborah Close (Chair), Sandra Hanington, Chris Muntwyler, Dennis Maple and Jane O’Hagan. Each of the members of the Compensation Committee is an independent director. The responsibilities, powers and operation of the Compensation Committee are set out in its written charter and are described in the section “Compensation – Compensation Committee” included later in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is currently comprised of Jane O’Hagan (Chair), Sandra Hanington, Chris Muntwyler, Eric Demirian and John Walker. Each of the members of the Corporate Governance Committee is an independent director. The responsibilities, powers and operation of the Corporate Governance Committee are set out in its written charter. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board in fulfilling its corporate governance oversight responsibilities. In fiscal 2024, the Corporate Governance Committee’s activities included the following:
•	Reviewed and recommended for Board approval the Corporation’s corporate governance framework;
•	Periodically reviewed the Corporation’s corporate governance activities and reported to the Board on these activities at quarterly Board meetings;
•	Reviewed development of and progress towards ongoing ESG initiatives, and the Corporation’s disclosure relating to those initiatives;
•	Reviewed and recommended for Board approval the statement of corporate governance practices included in this Circular;
•	Reviewed the Corporation’s governing documents including the Corporation’s Board Mandate and each of its committee charters;
•	Reviewed the Code of Conduct and recommended for Board re-approval;
•	Reviewed the Corporation’s disclosure policy;
•	Oversaw the ongoing director education program and the selection of topics for director education sessions;
•	Reviewed the Corporation’s directors’ and officers’ liability insurance;
•	Conducted an assessment of the performance of the Board, the individual directors and each Board committee against their respective mandates;
•	Evaluated each director against independence criteria applicable to the Corporation; and
•	Reviewed, together with the Compensation Committee, the CEO’s recommendations for Management succession and development plans.

Nominating Committee

The Nominating Committee currently comprises Dennis Maple (Chair), Deepak Chopra, Deb Close and Kelley Irwin. Each of the members of the Nominating Committee is independent. The responsibilities, powers and operation of the Nominating Committee are set out in its written charter. The Nominating Committee’s primary function is to assist the Board in identifying and nominating suitable candidates to serve on the Board and to succeed the Chair of the Board. To identify new candidates to serve on the Board, the Nominating Committee:
•	Considers the criteria established by the Board for the selection of new directors, which includes professional experience, personal characteristics and Board diversity, including gender diversity;

•	Maintains a list of desired competencies, expertise, skills, background and personal qualities for potential candidates for the Board;
•	Identifies and recommends to the Board individuals qualified and suitable to become Board members, taking into consideration any perceived gaps in the current Board or committee composition; and
•	Considers the experience and expertise of the independent members of the Board with a view to identification of a suitable potential successor for the Chair of the Board role.

In fiscal 2024, the Nominating Committee’s activities included the following:
•	Considered the overall size of the Board;
•
Reviewed the composition of the Board’s committees and recommended to the Board the proposed composition of the Board’s committees having regard to succession planning within those committees in light of changes in Board composition;

•
Continued to identify the key skills, expertise and background for potential new additions to the Board to ensure the Board remains well positioned for future refreshment and then began to identify potential candidates who could address those areas of interest; and

•	Reviewed the Corporation’s director orientation program.

Board of Directors, Committee and Individual Director Assessments

The Corporate Governance Committee, in consultation with the Chair of the Board, is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board; the performance of its committees; and the contributions of the other directors to the Board and its committees. The results of the evaluations are summarized by the Chair of the Corporate Governance Committee and presented to the full Board. In addition, the Chair of the Board reviews with each director that director’s aggregate peer evaluation results. In the case of the peer evaluation results for the Chair of the Board, those results are reviewed with the Chair of the Board by the Chair of the Corporate Governance Committee.

Policy on Diversity

The Corporation has a written Diversity Policy which states that the Corporation recognizes and values the benefits of having diversity within its Board of Directors and in its senior management as a means to provide the necessary range of perspectives, experience and expertise required for the Corporation to achieve its objectives and deliver for its stakeholders. Recognizing the international nature of the Corporation’s operations and the global composition of its workforce, “diversity” under this Diversity Policy expressly includes factors such as gender, age, persons with disabilities, race, nationality, culture, language and other ethnic distinctions, education and regional and industry experience.

Gender diversity is one factor that is considered in identifying and selecting board members and in considering the hiring, promotion and appointment of its senior management. The Corporation regularly considers the level of representation of women on the Board and in senior management positions. The Corporation does not have specific targets respecting the representation of women on the Board and in senior management positions, instead focusing on choosing the most appropriate candidate for the position. However, in assessing the appropriateness of candidates for board and senior management appointments, the Corporation considers the desirability of an appropriate level of representation of women on its board and in senior management positions. Specifically in the context of identification of potential candidates for roles on the Board, the Nominating Committee ensures that the list of potential candidates that it initially considers as part of its process includes female candidates and to the extent that the Nominating Committee uses the assistance of a third-party search firm to establish an initial list of potential candidates, that search firm is instructed to ensure that female candidates are included in the list.  The Nominating Committee also attempts to ensure that its list of potential candidates for any new board position includes individuals who are members of a visible minority.

On an annual basis, the Nominating Committee (i) assesses the effectiveness of the Board nomination processes at achieving the Corporation’s diversity objectives; and (ii) considers if it is advisable to recommend to the Board for adoption, measurable objectives for achieving diversity on the Board. Further to the foregoing, among other things, the Nominating Committee considers (i) the number of women considered or brought forward for a position on the Board; (ii) the skills, knowledge, experience and other characteristics of female candidates to ensure that such candidates have been fairly considered relative to other candidates; and (iii) the number of women on the Board and the proportion (in percentage terms) of persons on the Board.

Having regard to the current composition of the Board, the Nominating Committee is satisfied that the Board represents a well-balanced combination of diversity across multiple factors, including gender, age, race, nationality, education and regional and industry experience.

Of the current Board of ten directors, six members (60% of the Board) self-identify as being in diverse categories with four (40%) being women and two further members (20%) identifying as members of a visible minority. In looking at the independent directors only by excluding the CEO, these percentages increase to 44% representation by women and 22% representation by individuals identifying as members of a visible minority.

Current Board Composition Across Different Diversity Considerations

The following table reports self-identified diversity statistics for the Board of Directors of the Corporation in accordance with NASDAQ Rule 5606.

Board Diversity Matrix as of May 1, 2024
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Laws	No
Total Number of Directors	10

Part I: Gender Identity Directors	Female 4	Male 6	Non-Binary 0	Did Not Disclose Gender 0

Part II: Demographic Background Directors	Underrepresented Individual in Home Country Jurisdiction 2	LGBTQ+ 0	Did Not Disclose Demographic Background 0

As noted above, gender diversity is one factor that the Corporation considers in the hiring, promotion and appointment of individuals for senior management roles. The Corporation does not have specific targets for the number of women in senior management positions, again, choosing to focus on hiring the most appropriate candidate for the position but having regard to an overall interest in increasing the level of representation of women within senior management roles at the Corporation. Management reports to the Board on a quarterly basis with respect to the composition of its workforce including specific disclosure of the number of women within the overall employee base as well as in senior management positions within the Corporation. The Board, in its quarterly one-on-one meetings with the CEO, regularly reinforces its interest in continuing to attract and promote women into senior management positions within the Corporation.

Upon adoption of the Corporation’s first formal diversity policy in December 2014, there were three women who were part of the senior management team of the Corporation, being at the level of senior manager (or equivalent) or above, but there were no women in executive officer positions of the Corporation. Currently, there are twelve (12) women who are part of the senior management team of the Corporation, representing 13% of the total group of 92 positions that the Corporation currently identifies as being senior management but there are not currently any women in any of the nine roles that are currently identified as executive officer positions of the Corporation. This is a decrease from the twenty-one (21) women and 21% respectively, that the Corporation had reported within the 100 senior management positions identified in its Information Circular for fiscal 2023.

In reference to the disclosure requirements under the Canada Business Corporations Act, the Corporation has not adopted a written policy that specifically relates to the identification and nomination of women, aboriginal peoples in Canada, persons with disabilities and members of visible minorities (the “Designated Groups”) for election as directors or for the appointment of members of senior management. As discussed above, the current Diversity Policy of the Corporation includes consideration of broader categories of diversity beyond those of the Designated Groups (but which encompass the Designated Groups) and which the Board considers to be better aligned to achieve the range of perspectives, experience and expertise required by the Corporation. As noted above, four of the ten Directors on the Board are women, and two other Directors identify as members of a visible minority. Also as noted above, currently twelve percent of the individuals in senior management positions at the Corporation are women.  The Corporation has not requested that individuals within its senior management positions provide self-identification information by which the Corporation can identify if such individuals may constitute a member of a Designated Group and does not have data available to report the level of representation in its senior management positions across those Designated Groups beyond gender.

Please refer to the earlier discussion under the heading of “Director Tenure and Age” for our approach to director renewal and term limits.

Ethical Business Conduct

The Board has adopted the Code of Business Conduct and Ethics (“Code of Conduct”) applicable to the Corporation’s directors and employees. A copy of the Code of Conduct is available on the Corporation’s website at https://www.descartes.com/who-we-are/investor-relations/corporate-governance and has been filed on and is accessible through SEDAR+ at www.sedarplus.ca. The Code of Conduct sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code of Conduct to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code of Conduct. The Corporate Governance Committee monitors overall compliance with the Code of Conduct. The Corporation’s General Counsel and Corporate Governance Committee each report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing are reviewed and forwarded to the Audit Committee.

In addition, the Board has adopted and communicated policies and procedures for the submission by employees, directors or officers of concerns regarding accounting matters or violations of the Code of Conduct or applicable laws; and the receipt, retention and treatment of such concerns. The Board and the Audit Committee have established a confidential, anonymous hotline to encourage employees, officers and directors to raise concerns regarding matters covered by the Code of Conduct (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Employees have also been advised that concerns relating to compliance with the Code of Conduct may also be raised to an independent director by way of the Chair of the Board. Frequent reminders are sent to employees about the availability of the hotline.

As noted above under the description of the duties of the Corporation’s Audit Committee, the Audit Committee has responsibility for oversight and review of any related-party transaction between the Corporation or any of the subsidiary companies under the direct or indirect control of the Corporation and any Director or any executive officer of the Corporation. Under the terms of the Audit Committee Charter this includes any transaction or series of transactions in the same fiscal year involving a payment or any other consideration payable to or receivable by any Director or executive officer of the Corporation outside of approved compensation arrangements or customary expense reimbursement. There were no such related-party transactions in fiscal 2024 or agreements in respect of which a Director or executive officer declared a material interest in fiscal 2024.

Succession Planning

Oversight of the Corporation’s succession planning is primarily the responsibility of the Compensation Committee, with the Nominating Committee having responsibility for succession planning related to the role of the Chair of the Board. Each of these two committees is comprised entirely of independent directors. In addition, other committees of the Board may be consulted in the succession planning process depending upon the specific role under consideration.

The Corporation’s process for succession planning for the roles held by Management, including the CEO, involves the identification and consideration of potential internal and external candidates based on various factors, including the following: executive experience; market and industry expertise; geographic location; familiarity with the Corporation’s business and customers; and past successes in achieving particular corporate goals. Interim internal successors for those roles are also identified for the purposes of the Corporation’s Emergency Succession Plan, and these may differ from those identified as potential longer-term succession candidates.

The Compensation Committee reviews the Corporation’s Emergency Succession Plan on at least an annual basis. The Compensation Committee also reviews the CEO’s recommendations for the ongoing longer-term succession plans for other members of Management.

In succession planning for the role of the CEO, the Compensation Committee, with the assistance of the Corporation’s senior human resources management, has developed a skills matrix that identifies the key skills and experience that would be important in any successor to the CEO role. The Compensation Committee utilizes that matrix in considering whether there are individuals within the existing senior management team who have the skills and experience to be a potential successor to the CEO role and what additional skills or experience might need to be further developed or expanded by any of those individuals.

Succession planning for the CEO role and other key senior management roles is regularly discussed between the Compensation Committee and the CEO at quarterly in-camera meetings without other members of Management present. The recommendations and views of the Compensation Committee and, in the case of the Chair of the Board, the Nominating Committee in respect of succession planning are presented to the Board on an annual basis for consideration at a session without Management present.

Shareholder Engagement

The Board has a formal shareholder engagement policy that encourages regular and constructive engagement directly with shareholders by both Management and the Board. Members of the Board actively contact a target list of the largest shareholders of the Corporation on at least a bi-annual basis to solicit feedback from those shareholders on the performance of the CEO; the performance of the Board; the performance of the Corporation generally; and overall governance and compensation matters. These meetings are generally held with the Chair of the Board and the Chair of either the Compensation Committee, the Corporate Governance Committee or the Audit Committee. The Board most recently engaged in this shareholder engagement process during fiscal 2024 and a significant percentage of the Corporation’s largest shareholders accepted the invitation to provide feedback directly to the Board through this process.

In addition to engagement with shareholders by the Board, Management also regularly engages with shareholders of the Corporation and attempts to meet with, or offer meetings to, each of the Corporation’s largest shareholders on at least an annual basis.  On a quarterly basis, Management holds a conference call available to all shareholders to review the financial and operating results of the most recently completed quarter and several of our Management regularly attend and speak at various investor conferences and broker-sponsored meetings with groups of investors and potential investors.

On an annual basis, our shareholders are invited to consider and approve an advisory resolution on our approach to executive compensation.

To facilitate communication and engagement with our shareholders, the following means of communication are available:

By email to:  investor@descartes.com

By email directly to the Chair of the Board:  boardofdirectors@descartes.com

By phone: 519-746-6114 x.202358

By mail:  Investor Relations, Descartes, 120 Randall Drive, Waterloo, ON, Canada N2V 1C6

Environmental, Social and Governance Framework

The Corporation continues to recognize the role that it can play in helping advance environmental, social and governance initiatives that are important to our stakeholders, including our shareholders, customers, suppliers and employees (“ESG Initiatives”). The Corporate Governance Committee exercises oversight over the Corporation’s ESG Initiatives and consider progress towards these initiatives on a quarterly basis. In order to demonstrate its commitment to these principles, the Corporation has adopted an Environmental, Health, Safety and Sustainability Statement to provide guidance to the Corporation’s employees, customers and business partners of its expectations in this regard. A current copy of that statement is as follows.

The Descartes Systems Group Inc.
Environmental, Health, Safety and Sustainability Statement

The Descartes Systems Group Inc. (the “Company”)’s approach to environmental, health, safety and sustainability matters is founded on the following principles: respect for human rights (in accordance with the Company’s Human Rights Statement), the protection of the health and wellbeing of the Company’s employees and the protection of the environment at each of the Company’s global offices and in the manner in which the Company operates its business.

The Company believes that each employee, regardless of his/her/their role in the organization, is accountable for these matters.  Accordingly, each employee is expected to and empowered to take responsibility for conducting himself/herself/themself in a manner that is consistent with the principles of this statement.

Specifically, the Company is committed to:

•	Complying with all social, occupational health and safety and environmental legislation applicable to the Company’s services and operations;
•	Encouraging each employee to take personal responsibility for the environmental, health, safety and sustainability matters within his/her/their department;
•	Identifying and eliminating hazards, if practical, and mitigating risks related to environmental, health, safety and sustainability matters;
•	Involving and consulting employees in addressing environmental, health, safety and sustainability risks through committees and representatives;
•
Promoting the minimization of the use of energy and the elimination, reduction, reuse and recycling of waste materials as part of Company-wide initiatives to improve the life cycle environmental effects of the Company’s services and operations;

•	Fostering awareness of sustainability principles amongst the Company’s employees;

•	Promoting the principles of this statement to the Company’s suppliers and partnering with suppliers and organizations that are ethically, socially and environmentally responsible;
•	Engaging with the communities in which the Company operates to meet community needs and to make a positive impact;
•	Continuously seeking ways to improve the Company’s performance in accordance with this statement; and
•	Providing the necessary training and resources to employees to fully implement this statement.

Organizational Governance

Within the area of Organizational Governance, we have adopted a number of policies and procedures to reinforce the principle that the Corporation, and its employees and directors, should at all times act in an ethical, respectful and responsible manner. These include our Code of Business Conduct and Ethics, Business Partner Code of Conduct, Diversity Policy, Global Anti-Corruption Policy, Disclosure Policy, Whistle-blower Policy, Anti-Harassment Policy and Modern Slavery Statement and a variety of other policies that set the tone for the type of workplace we intend to operate and the manner in which we expect all employees and directors to conduct themselves.

Environmental Impact

The Corporation is proud of the positive environmental impacts that can be achieved through the use of many of its solutions and services. For readers who are interested in the positive environmental impacts that some of the products and solutions of the Corporation can have for its customers, the Corporation has published an Environmental Impact guide which is available on its website at www.descartes.com that outlines many of the positive benefits from some of the Corporation’s solutions in reductions in paper, reductions in fuel consumption, reductions in numbers of vehicles on the road and to generally improve efficiencies in various transportation and logistics processes.

In addition to the benefits the Corporation’s solutions deliver to its customers in helping them achieve their own environmental impact goals, the Corporation has also taken a number of actions of its own to positively impact its own environmental footprint including:

(a)	reducing paper usage by adopting paperless processes where possible;

(b)	adopting electronic signing processes for documents to reduce paper copies and mail/courier usage and by default requiring two-sided printing of paper documents where a paper copy is required;

(c)	adoption of several communication tools to enable remote collaboration between employees and with customers and to reduce travel where possible;

(d)	reducing the number and sizes of corporate offices wherever possible to reduce heating, cooling and electrical consumption;

(e)	adoption of recycling programs in those jurisdictions and office locations where it is supported; and

(f)
expanding our use of cloud architecture for software-as-a-service (SaaS) delivery, centralizing workloads in public cloud infrastructures and efficient data centers that use renewable energy, with the main data centers using 100% renewable energy.

As directly relevant to this Information Circular, the Corporation has adopted notice-and-access to distribute the Meeting Materials, thereby reducing the number of pages of paper required for printing and a significant volume of mail weight that would otherwise need to be handled by postal delivery.

Human Rights and Labour Practices

The Corporation has adopted a number of policies that are focused on respecting the rights of all employees and providing a safe and healthy working environment. These include compliance with requisite occupational health and safety requirements of the jurisdictions in which we operate. Our Code of Business Conduct and our Anti-Harassment Policy are two key components of our approach in this area. We also expect each of our suppliers to respect basic human rights in their own operations and we enshrine that principle in our Business Partner Code of Conduct which defines the standards by which we expect our suppliers to conduct their own businesses. Finally, on a quarterly basis, Management provides the Board with a report that touches upon workplace issues including employee wellbeing, employee engagement (by way of results from employee surveys) and employee-related diversity, equity, inclusion and belonging initiatives.

The Corporation is committed to the protection of personal information and to the principle of only using such information for the purpose for which it was provided and has implemented a variety of measures to protect the security and confidentiality of the data it processes.

The Corporation has also adopted a policy on director and executive officer diversity to recognize the value of diversity within members of the Board and Management.   We refer to the discussion earlier under the heading “Policy on Diversity”.

Recognizing that the Corporation’s commitments to these principles are reflected in a variety of different policies, the Corporation has adopted an over-arching Human Rights Statement which can be found below.

The Descartes Systems Group Inc.
Human Rights Statement

The Descartes Systems Group Inc. and its various affiliates (collectively, the “Company”) is committed to providing a global work environment that is free from harassment or discrimination based on the grounds enumerated in federal, national, state, provincial or other Human Rights legislation.  More fundamentally, in addition to compliance with applicable laws and regulations, the Company is steadfast in conducting its business in a manner that is consistent with internationally recognized norms, tenets and principles such as the United Nations Universal Declaration of Human Rights.

These core values are specifically reflected in the manner by which the Company conducts itself in its dealings with its prospective and current employees, its customers and its other stakeholders as further outlined in the following practices, policies and initiatives:

•	Providing a safe space for employees that is free of harassment, bullying and violence as expressed in the Company’s Workplace Violence and Harassment Policy and Program;
•	Promoting ethical conduct and behaviour by our employees and suppliers through adherence to the Company’s Code of Business Conduct and Ethics;
•
Protecting the privacy of our employees, customers and suppliers and others in accordance with the Company’s various privacy policies and programs including but not limited to the General Privacy Policy, Commercial Relationship Privacy Policy and Recruitment Privacy Policy;

•	Forgoing the use of forced or child labour in compliance with applicable laws and international norms;
•	Ensuring that employees and prospective employees are treated fairly and equally in the recruitment and hiring process;

•	Fostering a diverse and inclusive work environment and providing opportunities for underrepresented employee groups and communities to participate and thrive;
•	Recognizing the right of our employees to join associations of their own choosing or to refrain from joining, and the right to collective bargaining; and
•	Maintaining safe, healthy and respectful working conditions in accordance with the Company’s Environmental, Health, Safety and Sustainability Statement.

Business Conduct and Fair Dealing

The Corporation is committed to conducting its business in an ethical and honest manner. This principle is a core component of the approach taken in the design of the Corporation’s Code of Business Conduct, our Business Partner Code of Conduct, our Global Anti-Corruption Policy and our Modern Slavery Statement. Our Code of Business Conduct is an internally facing policy, designed to set out our expectations of our employees in how they conduct themselves in their business dealings on behalf of the Corporation and in the performance of their duties. This includes guidance in the areas of ethical conduct in dealing with customers, suppliers and co-workers; avoiding conflicts of interest; compliance with applicable laws; and reporting of any violations of the code itself. Our Business Partner Code of Conduct sets out our expectations of how our suppliers will conduct themselves in their business operations, including our expectations of their compliance with applicable laws, providing a safe work environment, following sound labour practices, compliance with the Foreign Corrupt Practices Act and responsible sourcing.

For readers that want to learn more about the Corporation’s activities and progress specifically in the areas of ESG, the Corporation has published a more comprehensive statement related to its progress in various ESG initiatives by way of a Corporate ESG Report for 2024 which is available on the Corporation’s website at www.descartes.com.

STATEMENT OF COMPENSATION GOVERNANCE

Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) currently comprises Deborah Close (Chair), Sandra Hanington, Dennis Maple, Chris Muntwyler and Jane O’Hagan. Each member of the Compensation Committee is an independent director and none of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

In addition to each Compensation Committee member’s general business background, senior management experience and involvement with other companies (see biographical information under “Matters to be Acted Upon at the Meeting – 2. Election of Directors”), three of the four current members have been involved in the committee for more than three years. The following further, direct experience of the members of the Compensation Committee in the design, implementation or oversight of compensation programs is also relevant to their responsibilities in executive compensation, and the members of the Compensation Committee draw upon this experience, as well as the skills gained with this experience, to enable them to make decisions on the suitability of the Corporation’s compensation policies and practices:

Deborah Close, B.A., ICD.D – Ms. Close joined the Compensation Committee during 2016 and was appointed Chair of the Committee in 2017. Ms. Close previously held the position of President of the Production Services division of Tervita Corporation from 2010 until 2016. In her role as President, Ms. Close was involved in the design and structure of the compensation program for all division employees, including performance-based goal-setting, performance management, talent management, succession planning, and cross-divisional performance and compensation calibration. In addition to that role at Tervita Corporation, during her time as Executive Vice President at DO2 Technologies (now Enverus), Ms. Close directed the design and administration of compensation programs, and performance and talent management programs for all customer-facing functions, including sales, marketing, consulting and customer support. As a former Regional Vice President of Halliburton Corporation’s software division, Landmark Graphics, Ms. Close was involved in compensation program design and implementation, including leading a team to develop sales compensation programs for the corporation. Ms. Close also currently serves on the compensation committee of a privately-held company, Ember Resources Inc.

Dennis Maple, B.Sc. – Mr. Maple is currently the Chair and CEO of Goddard Systems, Inc., which oversees the operation of more than 500 premium early childhood education schools across the United States. Between January 2014 and August 2019, Mr. Maple was the President of First Student, Inc., which employed 57,000 employees in various capacities, and was actively involved in setting, implementing and overseeing executive management compensation programs with the company. Mr. Maple has been involved in the design, structure and evaluation of numerous performance-based compensation structures and for assessing performance of senior management against specific goals and criteria. In addition, over his thirty-plus years of senior management level experience, Mr. Maple himself has been subject to a variety of short-term and long-term compensation and incentive structures tied to specific goals and performance criteria.

Sandra Hanington – Ms. Hanington is the former President & Chief Executive Officer of the Royal Canadian Mint and a former senior executive of BMO Financial Group.  In those roles she was responsible for large, complex teams of thousands of employees across multiple geographies, including the attraction, management and retention of talent as well as the design and application of performance-based compensation systems.  In addition, Ms. Hanington previously served as Chair of the Governance and Human Resources Committee at Aimia, Inc. (TSX:AIM), whose work focused on the review and alignment of the compensation program with the company’s business strategy and stakeholder objectives.

Chris Muntwyler - Mr. Muntwyler has significant international experience in the transportation, logistics and technology sectors. Having previously held various senior executive positions at SwissAir and the positions of Chief Executive of DHL Express (UK) Limited and Managing Director (Switzerland, Germany and Central Europe) at DHL Express, he is now a management consultant through his business, Conlogic AG, specializing in strategic development, leadership guidance and customer orientation and process automation. Mr. Muntwyler spent 10 years in the DHL Express organization following a 27-year career with SwissAir. Over the course of Mr. Muntwyler’s career in various operational and executive level roles, Mr. Muntwyler has been closely involved in setting and managing executive compensation programs and defining operational goals and objectives related to compensation plans.

Jane O’Hagan, B.A.(Hons.), ICD.D – Ms. O’Hagan previously served as the Executive Vice-President, Marketing and Sales and Chief Marketing officer of CP Rail. The Compensation Committee benefits from Ms. O’Hagan’s experience in being part of the management team at large companies, specifically in the review of executive compensation policies, programs and levels, and in setting appropriate performance measures and targets for incentive compensation plans. Ms. O’Hagan has experience working with external compensation consultants to assess compensation-related risk, human resources practices and benefits and in measuring the competitiveness of compensation policies and practices. She has directly participated in developing leadership succession, talent management and development plans and for implementing performance-based goals for executive and enterprise-wide personnel. She also has extensive experience in corporate restructuring and organizational change initiatives.

The responsibilities, powers and operation of the Compensation Committee are set out in its written charter, available on the Corporation’s website at www.descartes.com. As of the date of this Circular, the Compensation Committee is generally responsible for, among other things, the following:

•	reviewing and making recommendations to the Board with respect to the appointment, compensation and other terms of employment of the CEO;

•
reviewing and making recommendations to the Board based on the recommendations of the CEO with respect to the appointment, compensation and other terms of employment of the CFO, the President and COO and all other officers appointed by the Board, which includes each of the NEOs (as defined herein);

•
reviewing and approving the quarterly accrual of any variable compensation in the quarterly financial results of the Corporation and confirming same to the Audit Committee for the purposes of its review of the financial results;

•
reviewing and making recommendations to the Board with respect to the Corporation’s compensation principles, policies and plans for Management, including the establishment of performance measures and evaluation processes;

•	reviewing and making recommendations to the Board with respect to the compensation arrangements for members of the Board;

•	reviewing, administering and interpreting equity-based compensation plans and making recommendations to the Board with respect to the grant of compensation thereunder;

•	administering and interpreting the Corporation’s equity ownership and retention policies applicable to members of the Board and senior Management;

•	reviewing the CEO’s recommendations respecting any major changes to the structure, organization and responsibilities of the CEO or senior Management;

•	reviewing the CEO’s recommendations respecting succession planning and executive development for the CEO, CFO, President and COO and senior Management;

•
providing risk oversight of the Corporation’s compensation policies and practices and identifying and mitigating compensation policies and practices that could encourage inappropriate or excessive risk taking by members of senior Management; and

•	reviewing and approving certain compensation disclosures prior to their public release.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with Management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee has recommended to the Board that the following Compensation Discussion and Analysis be included in this Circular.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides you with a detailed description of our executive compensation objectives, philosophy and programs, the compensation decisions we have made under those programs, and the rationale and details supporting specific compensation decisions relating to our fiscal 2024 period ended January 31, 2024.

Overview of Compensation Program

The CEO, CFO and the Corporation’s three other most highly compensated executives (collectively, the “Named Executive Officers” or “NEOs”), who are the subject of this Compensation Discussion and Analysis, are as set forth in the following table:

Name	Position
Edward J. Ryan	Chief Executive Officer
Allan Brett	Chief Financial Officer
J. Scott Pagan	President & Chief Operating Officer
Andrew Roszko	Chief Commercial Officer
Kenneth Wood	Executive Vice President, Product Management

The Compensation Committee’s oversight is designed to ensure that total compensation paid to the NEOs is fair and reasonable and consistent with our compensation philosophy.

Executive Officer Compensation Philosophy

The Compensation Committee believes that compensation plays an important role in achieving the Corporation’s short- and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals. The Corporation’s compensation philosophy is based on three fundamental principles:

Strong link to business strategy — the performance required to successfully execute our business strategy and achieve the Corporation’s short- and long-term goals should be reflected in our overall compensation program;

Performance-based — compensation should be linked to the operating and financial performance of the Corporation to a significant degree; and

Market-relevant — compensation should be market competitive in terms of value and structure in order to retain key employees who are performing according to their objectives and to attract new talented employees.

What we do	What we don’t do
Link executive pay to company performance through our annual and long-term incentive plans	No single-trigger change-in-control provisions
Balance among short- and long-term incentives, cash and equity and fixed and variable pay	No golden-parachute type arrangements
Compare executive compensation and company performance to relevant peer group companies	No hedging or pledging by executives or directors of equity holdings
Require executives to meet minimum stock ownership requirements	No re-pricings of underwater stock options
Maintain compensation clawback policies to recapture incentive pay in appropriate circumstances	No tax gross-ups
Provide only limited perquisites	No aspect of our pay policies or practices pose material adverse risk to the Company

Compensation Objectives

The objectives of our executive compensation program are to:

1.	Attract and retain highly-qualified executive officers;
2.	Align the interests of executive officers with our shareholders’ interests and with the execution of our business strategy;
3.	Evaluate executive performance based on key financial measurements which we believe closely measure the performance of our business; and
4.	Tie compensation directly to those measurements based on achieving and overachieving predetermined objectives.

1.	Market Competitive Compensation for Attracting and Retaining Highly Qualified Executive Officers

We seek to attract and retain high performing executives by offering competitive compensation; and an appropriate mix and level of short- and long-term financial incentives. We benchmark compensation to a comparator group of peer companies to assess the competitiveness of our compensation programs. The comparator group is reviewed annually by the Compensation Committee with assistance from its independent compensation consultant. The comparator group used by the Compensation Committee to assess compensation levels at the beginning of fiscal 2024 and for the purposes of setting performance criteria for performance-based awards comprised 15 publicly traded peers in the technology industry, consisting of two Canadian peers, 12 US peers and one Australian peer (the “Comparator Group”).  The Corporation was positioned as follows against the Comparator Group in terms of revenues and market capitalization based on data as of the end of calendar year 2022, being immediately prior to the commencement of the Corporation’s fiscal 2024 period:

	Revenue (in millions)	Market Capitalization (in millions)
25th Percentile	$ 432	$ 1,695
Median	$ 565	$ 3,116
75th Percentile	$ 794	$ 5,469
Descartes	$ 461	$ 6,187
Percentile Rank	P38	P77

Historically, the comparator group used by the Compensation Committee had included a larger number of Canadian peers but, as the Corporation has grown in terms of revenue and market capitalization, it has been increasingly difficult to find appropriate technology company peers of the Corporation that are based in Canada and, accordingly, over the past several years, the Compensation Committee has found that identifying an appropriate comparator group for the Corporation has resulted in a larger number of US-based and other international peers being added to the group. The Compensation Committee has determined that this is appropriate given a number of factors, including the dual-listing of the Corporation’s shares in Canada and the US; the distribution of the Corporation’s shares across shareholders in both Canada and the US; the nature of the Corporation’s operations with a significant portion of its revenues coming from and operations being located in the US; the location of the most directly comparable industry peers to the Corporation; and the composition of both its Board of Directors and Management, being a mix of Canadian and US residents.

The Comparator Group used in developing the Corporation’s director and officer compensation program for fiscal 2024 was as follows:

Canadian Peers	US Peers
Enghouse Systems Ltd.	Altair Engineering Inc.	Commvault Systems, Inc.
Kinaxis Inc	E2Open Parent Holdings, Inc.	Ebix, Inc.
	EverCommerce Inc.	Guidewire Software, Inc.
	Manhattan Associates Inc.	Paylocity Holding Corporation
Australian Peer	Progress Software Corp	Qualys, Inc.
WiseTech Global Limited	SPS Commerce Inc.	Upland Software, Inc.
.

Compensation for each of the CEO, President & COO, CFO and Chief Commercial Officer is designed to be competitive with the target total direct compensation for similar roles and/or seniority positioning in the Comparator Group and for the other NEOs, to be competitive to available market benchmarking data for the particular role and consistent with the internal pay practices for other executive officers of the Corporation who are not NEOs. Although we review each element of compensation for market competitiveness, and weigh each particular element based on the individual NEO’s role within the Corporation, we are primarily focused on remaining competitive in the market with respect to total direct compensation.

In determining the overall compensation program of our CEO for fiscal 2024, the Compensation Committee, with assistance from its compensation consultant, compared the material elements of our CEO compensation program to those of the Comparator Group. The review included base salary, actual and target bonus, actual and target total cash, expected value of long-term incentives and actual and target total direct compensation. The purpose of this process was to:
•	Understand the competitiveness of current pay levels for the Chief Executive Officer position relative to the Comparator Group;
•	Identify and understand any significant differences that may exist between current compensation levels for the Corporation’s CEO and market compensation levels; and
•	Serve as a basis for determining salary adjustments and short- and long-term incentive awards for Compensation Committee consideration.

At the beginning of fiscal 2024, the Compensation Committee also conducted an annual benchmarking compensation study with its compensation consultant for the positions of: (i) President and Chief Operating Officer; (ii) Chief Financial Officer; and (iii) Chief Commercial Officer.

Based on the results of the compensation study, the Compensation Committee recommended certain increases to the overall compensation program for each of the NEOs to be effective during fiscal 2024, which consisted of a combination of increases in base salary, on-target short-term incentives and on-target long-term incentives in each case as set out below.

2.	Aligning the Interests of the NEOs with the Interests of Descartes’ Shareholders and the Execution of our Business Strategy

We believe that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for our NEOs. We use a combination of fixed and variable compensation to motivate our executives to achieve our corporate goals because we believe that achieving these goals contributes to increases in shareholder value.

For fiscal 2024, the three basic components of our executive officer compensation program were: (i) base salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. In establishing the appropriate pay mix among these components, we consider what compensation is “at-risk” based on performance. The greater the NEO’s ability to drive the business results, the higher the “at risk” portion of his or her compensation. We consider all compensation other than base salary and benefits to be “at risk”.

In establishing the appropriate pay mix to align the interests of the NEO with the interests of the Corporation’s shareholders and execution of our business strategy, we consider the following in respect of the three components of total compensation:

i.	Base Salary and Benefits

Base salaries for our NEOs are reviewed annually. The base salary review for each NEO considers factors such as current competitive market conditions and particular skills, scope of the role, experience in the role, leadership ability and management effectiveness, internal equity, responsibility and proven or expected performance of the particular individual. The following chart outlines the base salaries that were in place for the NEOs during fiscal 2024 and shows the changes in base salary levels compared to fiscal 2023. The Compensation Committee, having regard to the findings of the compensation benchmarking study discussed above and considering the performance of the Corporation over the past several fiscal years, recommended an increase to the base salary of the CEO and approved the recommendation of the CEO for certain increases to the base salaries of the other NEOs effective during fiscal 2024 to more closely align those salaries and the overall compensation structure with the Compensation Committee’s target of the 50th percentile findings within the Peer Group compensation study.

Name	Fiscal 2023 Base Salary ($)	Fiscal 2024 Base Salary[1] ($)	Percentage Change
Edward J. Ryan	$550,000	$600,000	9%
Allan Brett	$400,000	$450,000	12.5%
J. Scott Pagan	$400,000	$450,000	12.5%
Andrew Roszko	$350,000	$375,000	7%
Kenneth Wood	$265,000	$275,000	4%
(1) Fiscal 2024 base salaries were made effective May 1, 2023.

We also provide various benefits to all of our employees, which include but are not limited to, medical and health insurance; dental insurance; life insurance; and tax-based retirement savings plan matching contributions. NEOs are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Under this program, each NEO is eligible to be reimbursed for a limited value of additional health care expenses in excess of the dollar limitations available to all of our employees.

NEOs in Canada are eligible to participate in the Corporation’s deferred profit-sharing plan (“DPSP”) under which the Corporation will contribute to the NEO’s DPSP account 50% of the NEO’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the NEO’s annual base salary. NEOs in the United States are eligible to participate in the Corporation’s 401(k) plan under which the Corporation will contribute to the NEO’s 401(k) account 3% of the NEO’s base salary contributions to the 401(k) plan, subject to a maximum annual contribution by the Corporation of $2,000 per NEO. This is provided in lieu of a pension or retirement benefit.

ii.	Short-Term Incentives

For each NEO, the at-target and maximum eligibility for short-term incentives is established for each fiscal year. These levels are assessed in the context of the findings of the Peer Group compensation study and established to roughly align to a compensation structure at the 50th percentile of such findings. The following table shows the percentage of salary payable for fiscal 2024 for on-target short-term incentives (“On-Target Short-Term Incentive Eligibility”):

Name	Base Salary ($)	On-Target STI Eligibility (% of Base Salary)	On-Target STI Eligibility ($)	Maximum STI Eligibility (% of Base Salary)	Maximum STI Eligibility ($)	Actual STI Awarded in Fiscal 2024
Edward J. Ryan	$600,000	100%	$600,000	150%	$900,000	600,000
Allan Brett	$450,000	100%	$450,000	150%	$675,000	$450,000
J. Scott Pagan	$450,000	100%	$450,000	150%	$675,000	$450,000
Andrew Roszko	$375,000	100%	$375,000	150%	$562,500	$375,000
Kenneth Wood	$275,000	30%	$82,500	45%	$123,750	$82,500

For the NEOs, where short-term incentives have been awarded, the amount has historically been paid, at the option of the NEO, in cash and/or in cash settled restricted share units (“CRSUs”) vesting and paid over a period of no more than three years from the grant.

The amount of the short-term incentive actually payable to each NEO is based on meeting pre-established, Board-approved, Corporation-wide quantitative and qualitative corporate objectives related to creating shareholder value and executing business strategy on budget. For fiscal 2024, the quantitative objectives measured and monitored by the Compensation Committee in assessing performance (the “Quantitative Measures”) were:

•	Adjusted EBITDA;
•	Revenue; and
•	Cash generated from operations as a percentage of Adjusted EBITDA.

The Compensation Committee considered these Quantitative Measures to be the most appropriate to ensure the Corporation remained focused on its path of consistent, profitable growth.

Adjusted EBITDA Criteria

Adjusted EBITDA, which is a non-GAAP measure, was the exclusive measure of corporate performance for purposes of determining eligibility for short-term incentive awards for fiscal 2024. To achieve On-Target Short-Term Incentive Eligibility, the Compensation Committee requires that the Corporation has achieved its annual target for Adjusted EBITDA, which for fiscal 2024 was as set out in the table below. To the extent the Corporation over-achieves the annual target, the Compensation Committee may award Short-Term Incentives up to the Maximum STI Eligibility set out above. The Compensation Committee will not award short-term incentives unless the annual target for Adjusted EBITDA has been achieved.

FY24 Adjusted EBITDA* Target (in millions of USD)	FY24 Adjusted EBITDA* Target Growth (as a % increase from FY23 Actual)	FY24 Adjusted EBITDA Actual (in millions of USD)	FY24 Adjusted EBITDA* Actual Growth (as a % increase from FY23 Actual)
$236.7	10%	$247.5	15%
* A non-GAAP ratio.  A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for fiscal 2024, is included in Schedule “C” to this Circular.

In considering whether the Adjusted EBITDA target has been achieved, the Compensation Committee considers any impact on the target based on fluctuations in foreign currency exchange compared to the foreign currency exchange rates used at the time of setting the targets. If the Adjusted EBITDA target has been achieved, the Compensation Committee then considers whether there are reasons that an amount other than the On-Target Short-Term Incentive Eligibility should be awarded. For fiscal 2024, the Compensation Committee concluded that the On-Target amount was appropriate and should neither be adjusted upwards nor downwards.

Other Quantitative Measures

The Committee retains discretion to reduce the short-term incentive awards even when the annual target for Adjusted EBITDA is achieved if the Corporation has not achieved its objectives for the other Quantitative Measures (revenue and cash generated from operations as a percentage of Adjusted EBITDA) or has otherwise failed to perform against the Other Factors monitored by the Compensation Committee, as discussed below.  For fiscal 2024, the Compensation Committee concluded that there were no concerns in terms of the Corporation’s performance against the Other Factors that would warrant a downward adjustment to the short-term incentive awards.

Revenue

The following table details the Corporation’s fiscal 2024 target and actual results for revenue in fiscal 2024.

FY24 Revenue Target (in millions of USD)	FY24 Revenue Target Growth (as a % increase from FY23 Actual)	FY24 Revenue Actual (in millions of USD)	FY24 Revenue Actual Growth (as a % increase from FY23 Actual)
$544.2	10%	$572.9	17.9%

Cash Flow from Operations as a Percentage of Adjusted EBITDA

For fiscal 2024, the target for cash flow from operations was set at a target range of 80-90% of Adjusted EBITDA.

Actual Cash Flow from Operations (in millions of USD)	Target Cash Flow from Operations (% of Adjusted EBITDA)	Actual Cash Flow From Operations (% of Adjusted EBITDA)*
$207.7	80-90%	84%
* A non-GAAP ratio.  A description and definition of Adjusted EBITDA used by the Corporation, as well as a reconciliation of Adjusted EBITDA to net income for fiscal 2024, is included in Schedule “C” to this Circular.

The Compensation Committee noted that the Corporation’s cash from operations was adversely impacted in fiscal 2024 by approximately $12.6 million due to the payment of additional purchase price on acquisitions completed in prior periods which, if excluded, would have had the Corporation’s cash from operations as a percentage of Adjusted EBITDA being 89%, just below the high end 90% target.

Other Factors

In determining whether an amount less than the On-Target Short-Term Incentive Eligibility should be awarded when the annual minimum target for Adjusted EBITDA has otherwise been achieved, the Compensation Committee will consider the following “Other Factors”: (i) the performance of the Corporation relative to the above mentioned Quantitative Measures other than Adjusted EBITDA; (ii) the progress of the Corporation’s corporate development activities; (iii) the performance of the Corporation against various return metrics on invested capital that are monitored on a quarterly basis; (iv) the Corporation’s performance in comparison to its annual budget; (v) the performance of the Corporation’s Common Shares in the public market over the year; and (vi) the progress of the Corporation towards the achievement of its ESG Initiatives. In addition, the Compensation Committee considers the individual performance of each NEO which, in the case of the CEO, is evaluated by the Compensation Committee and, in the case of the other NEOs, is evaluated by the Compensation Committee based on the recommendation of the CEO, as further discussed below under “Evaluating Individual Executive Performance”.

In determining whether an amount more than the On-Target Short-Term Incentive Eligibility should be awarded, up to the Maximum Short-Term Incentive Eligibility, the Compensation Committee considers whether there has been significant over-performance by the Corporation against its Adjusted EBITDA target, provided that any additional amount awarded above the On-Target Short-Term Incentive must continue to result in the Corporation achieving, or exceeding, its Adjusted EBITDA target. The Compensation Committee establishes “high-end” targets for both Adjusted EBITDA and Revenue which are used in assessing over-performance and considering if the Maximum Short-Term Incentive Eligibility should be awarded. For fiscal 2024, these “high-end” targets were based on 15% growth in Adjusted EBITDA and 17.5% growth in Revenue. Prior to making any award above the On-Target Short-Term Incentive Eligibility, the Compensation Committee will also consider the Other Factors discussed above.

Upon the completion of fiscal 2024, the Compensation Committee considered the appropriate level of short-term incentives to award to the NEOs. Considering the Corporation’s overall performance in fiscal 2024, the Compensation Committee determined to award each NEO a short-term incentive in respect of fiscal 2024 at the On-Target Short-Term Incentive Eligibility amount for fiscal 2024, to be satisfied in cash.

iii.	Long-Term Incentives

The fiscal 2024 compensation program for our NEOs, included long-term incentive compensation in the form of equity-based awards consisting of a mix of:

•	PSU grants which vest at the end of a three-year performance period (weighted 50%);
•	RSU grants which vest over a period of three fiscal years (weighted 25% or 35% depending on role); and

•	stock options that vest over a period of three fiscal years (weighed 15% or 25% depending on role).

The PSUs are subject to performance conditions and vest on an interpolation basis from 0% to 200% based on the total shareholder return performance of the Corporation relative to the Comparator Group over a three-year period in accordance with the following criteria:

RELATIVE PERFORMANCE	ADJUSTMENT FACTOR
Less than the 30th percentile	0
30th percentile	.50
50th percentile	1.00
75th percentile	1.50
90th percentile	2.00

The following table shows the on-target long-term incentive compensation established for fiscal 2024 (“On-Target Long-Term Incentive Eligibility”):

Name	On-Target Total LTI	Value of PSUs at time of grant (and percentage of total LTI)	Value of RSUs at time of grant (and percentage of total LTI)	Value of stock options at the time of grant (and percentage of total LTI)
Edward J. Ryan	$6,275,000	$3,137,500 (50%)	$2,196,250 (35%)	$941,250 (15%)
J. Scott Pagan	$2,815,076	$1,407,538 (50%)	$985,277 (35%)	$422,261 (15%)
Allan Brett	$2,213,338	$1,106,669 (50%)	$774,668 (35%)	$332,001 (15%)
Andrew Roszko	$1,750,000	$875,000 (50%)	$437,500 (25%)	$437,500 (25%)
Kenneth Wood	$642,500	$312,250 (50%)	$160,625 (25%)	$160,625 (25%)

The Board and Compensation Committee review and approve all grants of PSUs, RSUs and stock options. In making these determinations, the Board and Compensation Committee consider the recommendations of the CEO (except for grants to the CEO). The Board and Compensation Committee also consider previous grants of stock options and Share Units that have been made to an individual in deciding whether to make new grants of stock options and Share Units.

When deciding whether to grant stock options, our Board, subject to the recommendation of our Compensation Committee, makes the following determinations:
•	Which NEOs and others are eligible for a grant of options;
•	The number of options to be granted under the plan in general and to each recipient;
•	The exercise price for each stock option granted (which may not be less than fair market value of a Common Share at the date of the grant);
•	The date on which each option is granted (which may not be earlier than the date the grant is approved by the Board);
•	The vesting period;
•	The expiration date; and
•	Other material terms and conditions of each stock option grant.

As the long-term incentives granted to our NEOs are Common Share-based, and the price of our Common Shares has increased over each of the past five fiscal years, the value to be realized by each NEO from such incentives has increased over this same period.

3.	Evaluating Individual Executive Performance

We believe that regular and comprehensive evaluation of our NEOs contributes to effective compensation programs and the achievement of the Corporation’s business goals. Our Board, Compensation Committee and CEO have instituted a set of procedures to evaluate the performance of each of our NEOs to help determine the amount of base salary and short- and long-term incentives to award to each NEO.

CEO – The Board and Compensation Committee assess the performance of the CEO on an ongoing basis, with a formal review conducted annually. The formal review includes interviews with the CEO and comments solicited from members of the Board, Management and the Corporation’s major shareholders. The Compensation Committee, if appropriate, approves adjustments to the CEO’s compensation under authority delegated to it by the Board. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendation of the Compensation Committee. The Compensation Committee communicates its assessment and any compensation decisions directly to the CEO.

NEOs other than the CEO – The performance of each NEO other than the CEO is evaluated by the CEO and assessed by the Compensation Committee on the basis of the CEO’s evaluation. Recommendations for adjustments to compensation for these NEOs are made by the CEO to our Compensation Committee for consideration. The Compensation Committee follows its review and assessment process described in this Circular and, if appropriate, approves compensation adjustments for the NEOs under authority delegated to it by the Board. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendation of the Compensation Committee.

In evaluating NEO performance for a fiscal year, the Compensation Committee and Board consider several factors including the following:

a)	Contribution to the achievement of the Corporation’s longer-term financial and corporate development plan;

b)	Contribution to the achievement of annual corporate financial targets;

c)	Contribution to the achievement of the Corporation’s corporate development goals in acquiring businesses and integrating acquired businesses;

d)	Contribution to advancing the Corporation’s ESG Initiatives;

e)	Customer service, satisfaction and retention;

f)	Infrastructure development;

g)	Investor communication;

h)	Organizational development;

i)	Succession planning and initiatives;

j)	Strategic planning; and

k)	Other corporate and individual qualitative factors.

4.	Evaluating Overall Corporate Performance

a.	Longer-term Financial and Corporate Development Plan

The Corporation’s long-term financial plan is focused on consistent, sustainable growth in Adjusted EBITDA, accomplished through a combination of the performance of existing operations and acquiring and integrating new operations. The Corporation typically targets ongoing growth in Adjusted EBITDA of 10-15% per year.

The Corporation’s Adjusted EBITDA in fiscal 2024 grew by 15% over fiscal 2023, which was above the high end of the Corporation’s ongoing financial plan.

The Corporation also acquired two businesses in fiscal 2024 (GroundCloud and Localz) consistent with its corporate development goals.

b.	Annual Corporate Financial Targets

The Corporation’s annual corporate financial targets are considered and established in two levels for each of annual revenues and annual Adjusted EBITDA: (i) a minimum level; and (ii) a high-end target level.

This budget and the financial targets are established with various assumptions, including foreign exchange rate assumptions relating to foreign operations.

The Corporation exceeded its established target for Adjusted EBITDA and revenues in fiscal 2024. The Corporation targeted growing its Adjusted EBITDA 10-15%, and it actually grew 15% from fiscal 2023. The Corporation targeted growing its revenues by 12.5-17.5%, and they actually grew 17.9% from fiscal 2023.

The following table details the Corporation’s fiscal 2024 minimum and high-end target plans for both revenues and Adjusted EBITDA and the Corporation’s actual reported revenues and approximate unaudited Adjusted EBITDA results in the period. The targets have not been adjusted for movements in foreign exchange rates from the beginning of the fiscal year to the end of the fiscal year.

Revenue Minimum Target (millions)	Revenue High-End Target (millions)	Revenue Actual (millions)	Adjusted EBITDA Minimum Target (millions)	Adjusted EBITDA High-End Target (millions)	Adjusted EBITDA Actual (millions)
$544.2	$571.0	$572.9	$236.7	$247.4	$247.5

Overall, the Corporation’s revenues and Adjusted EBITDA grew 17.9% and 15%, respectively, from fiscal 2023.

In addition, the Compensation Committee noted the Corporation’s strong cash generated from operations in fiscal 2024 in evaluating the Corporation’s and executive officer’s performance. The Corporation has targeted cash from operations of between 80% and 90% of Adjusted EBITDA in a fiscal period. In fiscal 2024, the Corporation generated $207.7 million in cash from operations, representing 84% of Adjusted EBITDA for the year. As stated earlier, the Corporation’s cash flow from operations was adversely impacted by $12.6 million due to the payment of additional purchase price on acquisitions completed in prior periods, excluding which cash flow from operations would have been approximately 89%.

On an ongoing basis, the Compensation Committee and Board also monitored the Corporation’s return on invested capital, both on individual acquisitions and in the aggregate, using various return metrics. The Compensation Committee noted that the metrics were in-line with the aggregate returns anticipated to be generated by the Corporation’s acquisition portfolio.

c.	Common Share Price

The Compensation Committee also considers any change in the trading price of the Corporation’s Common Shares during the fiscal year in evaluating awards of short-term compensation. Over fiscal 2024, the price of the Corporation’s Common Shares increased as follows:

Market	January 31, 2023 (closing price)	January 31, 2024 (closing price)	% Increase
TSX	Cdn. $97.10	Cdn. $117.72	21.2%
NASDAQ	$73.02	$87.59	20.0%

The Compensation Committee also considered each NEO’s contribution to sustained historical superior performance by the Corporation.

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares of the Corporation to the cumulative total return of the S&P/TSX Composite Index, the NASDAQ Composite Index and the “Software & Services” industry subgroup of the S&P/TSX Composite Index for the Corporation’s last five years commencing February 1, 2019.

	Jan 31, 2019	Jan 31, 2020	Jan 31, 2021	Jan 31, 2022	Jan 31, 2023	Jan 31, 2024
Actual Data
Descartes (DSG) (Cdn.$)	40.84	59.33	77.98	92.48	97.10	117.72
S&P/TSX Composite Index	15540.60	17318.49	17337.02	21098.30	20767.38	21021.88
NASDAQ Composite Index	7281.74	9150.94	13070.69	14239.88	11584.55	15164.01
Software & Services Industry Subgroup	6119.32	10075.20	16553.19	15669.94	11211.38	16771.99
CEO Compensation[1]	2651788	3314980	4687068	5926482	6157116	8463615
Nominal Data
Descartes (DSG) (Cdn.$)	100	145	191	226	238	288
S&P/TSX Composite Index	100	111	112	136	134	135
NASDAQ Composite Index	100	126	179	196	159	208
Software & Services Industry Subgroup	100	165	271	256	183	274
CEO Compensation[1]	100	125	177	223	232	319
1. CEO Compensation set out in the table above is based on total compensation from the Summary Compensation Table.

As reflected in the graph above, over that five-year period, the performance of the Corporation’s Common Shares has exceeded that of the S&P/TSX Composite Index and the NASDAQ Composite Index but had performed slightly below the S&P/TSX Composite Index “Software & Services” industry subgroup index for four of those five years, until this past year. During this five-year period, the price of the Corporation’s Common Shares on the TSX has shown an increase of 288%. During that same period, the aggregate total compensation awarded to the Chief Executive Officer (as calculated as set out in the Summary Compensation Table below) has shown an increase of 319%. As the Corporation’s revenues and share price have increased over the past five years, with a corresponding increase in the Corporation’s market capitalization, the composition of the Corporation’s compensation peer group has similarly changed over that period to include larger companies in terms of revenue and market capitalization. This, in turn, has led to an increase in the median compensation levels observed within the compensation peer group over that period and a resulting increase in the overall total compensation awarded to the

Chief Executive Officer to maintain competitiveness with the trends in median compensation levels within the selected peer group.  As reflected in the graph above, increases in the CEO compensation over this period have closely aligned to the appreciation in the Corporation’s Common Shares over that same period.

d.	Shareholder Engagement

The Board has a formal shareholder engagement policy that encourages regular and constructive engagement directly with shareholders by both Management and the Board. Members of the Board actively contact a target list of the largest shareholders of the Corporation on at least a bi-annual basis to solicit feedback from those shareholders on the performance of the CEO; performance of the Board; performance of the Corporation generally; and overall governance and compensation matters. These meetings are generally held with the Chair of the Board and the Chair of either the Compensation Committee, the Corporate Governance Committee or the Audit Committee. This policy of engagement has also included regular meetings with the Canadian Coalition for Good Governance to review governance and compensation matters relative to the Corporation and responding to other governance related inquiries from other investment industry focused governance bodies from time to time. In addition to engagement with shareholders by the Board, Management also regularly engages with shareholders of the Corporation and attempts to meet with, or offer meetings to, each of the Corporation’s largest shareholders on at least an annual basis.

As discussed above, during fiscal 2024, the Board conducted a pro-active outreach program with many of the Corporation’s largest shareholders inviting discussion on the corporation’s governance and compensation practices. Many of the contacted shareholders agreed to participate in the process and provided feedback directly to the Board members who led the process.

Management has also continued its outreach program with the Corporation’s largest shareholders, offering one-on-one meetings following the release of each quarter’s financial results. Feedback from these meetings is discussed on a quarterly basis with the Board.

The Corporation has adopted an annual “say on pay” resolution at its annual shareholder meeting to give shareholders the opportunity to vote on the executive compensation arrangements of the Corporation. At the most recent shareholder meeting of June 15th, 2023, the “say on pay” resolution received a vote of 94.89% (70,668,885 Common Shares) in favour. This significant level of support from shareholders, combined with the direct feedback received from shareholders through the engagement process discussed above, has given the Compensation Committee increased confidence that its overall approach to compensation structure is well received by shareholders.

Compensation Oversight Process

The Compensation Committee has responsibility for overseeing executive compensation and director compensation and makes compensation recommendations to the Board for final approval. The Compensation Committee met five times during fiscal 2024 and, as of the date of this Circular, had met twice more during fiscal 2025. Management assists the Chair of the Compensation Committee in the coordination and preparation of the meeting agenda and materials for meetings as requested by the Chair. Following the approval of the Chair of the Compensation Committee, meeting materials are delivered for review to the other Compensation Committee members and invitees, if any, typically in advance of each meeting.

Use of Compensation Consultants

The Compensation Committee seeks the advice of outside, independent compensation consultants to provide assistance and guidance on compensation issues. Consultants are screened and chosen by the Compensation Committee and report to the Compensation Committee. The consultants provide the Compensation Committee with relevant information pertaining to market compensation levels, alternative compensation plan designs, market trends and best practices. The consultants assist the Compensation Committee with respect to determining the appropriate compensation benchmarks for the Chief Executive Officer and each of the other executive officers of the Corporation (which includes the NEOs).

Commencing from the latter half of fiscal 2018, the Compensation Committee has engaged the services of Mercer (Canada) Limited (“Mercer”) to act as compensation consultant to the committee. Mercer has confirmed to the Compensation Committee that it will not accept any engagement from the Corporation or any members of Management of the Corporation except with the prior written approval of the Compensation Committee. During the same period, the Corporation’s human resources department has subscribed to a global compensation and benefits database service operated by Mercer. This database subscription service is unrelated to the compensation consulting services provided by Mercer to the Compensation Committee and identified as “Other Fees” in the summary of fees set out below.

During fiscal 2024 and fiscal 2023 Mercer provided services to the Compensation Committee in the following: (i) assisting the Compensation Committee in considering the comparator group used to assess the Corporation’s director and executive officer compensation arrangements; (ii) conducting a compensation-related risk review; (iii) conducting a competitive benchmarking analysis of the Corporation’s director and CEO compensation arrangements; and (iv) recommending the overall short-term and long-term incentive mix for CEO compensation.

Mercer’s fees incurred in fiscal 2024 and fiscal 2023 regarding services provided were as follows(1):

Fiscal year ended	Executive Compensation-Related Fees	All Other Fees(2)
January 31, 2024	$138,785	$52,778
January 31, 2023	$59,515	$52,778

(1)
Amounts included in this table have been converted to US dollars at the indicative foreign exchange rate on the last business day of the applicable year as reported by the Bank of Canada, which was 1 US dollar = 1.3397 Canadian dollars at January 31, 2024 and 1 US dollar = 1.335 Canadian dollars at January 31, 2023.

(2)
The Other Fees consist of an annual subscription to global compensation and benefits survey data published by Mercer and subscribed to by the Corporation’s Human Resources department independent of the relationship with Mercer as a compensation consultant to the Compensation Committee.

The Compensation Committee’s written charter provides that, with respect to any external compensation consultant or advisor retained by the Compensation Committee or the Board for determining executive or director compensation, the Compensation Committee must pre-approve any other services that Management has requested be provided to the Corporation or Management by such external compensation consultant or advisor or its affiliates.

Role of Executive Officers in the Compensation Process

The Compensation Committee makes recommendations to the Board: (i) with respect to the CEO’s compensation following an annual review of the performance of the CEO, an annual review of compensation benchmarking data provided by its compensation consultant and following discussion with the CEO; and (ii) with respect to all other executive officers of the Corporation, including the NEOs, the Compensation Committee makes recommendations to the Board following an annual review of the overall performance of the Corporation, consideration of any compensation benchmarking data that may have been requested by the Committee from its compensation consultant and based on the Compensation Committee’s consideration of the recommendations of the CEO. At a meeting of the Compensation Committee at which Management, including the CEO, is not present, the Compensation Committee determines the compensation of the CEO and of the executive officers of the Corporation, including the NEOs, that will be recommended by the Committee to the Board. The Compensation Committee then makes its recommendations to the Board, which approves the compensation of the CEO and of the executive officers of the Corporation, including the NEOs.

Compensation-related Risk Mitigation

The Board provides regular oversight of the Corporation’s risk management practices, and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage members of Management to take inappropriate or excessive risks.

In respect of fiscal 2024, the Compensation Committee retained Mercer to assist it in reviewing the risks associated with the Corporation’s executive compensation policies and practices. The Compensation Committee reviewed Mercer’s risk report and presented it to the Board in March 2023. The Compensation Committee and Board concluded that there were no identified risks arising from the Corporation’s compensation policies or practices that are likely to have a material adverse effect on the Corporation.

The Compensation Committee and Board have concluded that the Corporation has policies and practices to ensure that Management does not have incentives to take inappropriate or excessive risks including the following:

•	An appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation;
•	An appropriate equity ownership policy for Management;
•	Quantitative and qualitative Corporation-wide metrics used to form a balanced scorecard to determine the amount of awards to NEOs under the Corporation’s short-term incentive plans;
•
Board and Compensation Committee discretion to adjust the amount, if any, of awards under the Corporation’s short-term incentive programs, to take into account the quality of the results and the level of risk required to achieve results, with awards historically being made only out of the Corporation’s operating profits;

•	Clawback policies under which incentive compensation may be clawed back, including on a mandatory basis in some circumstances, if there a restatement of financial results;
•	A mix of equity compensation vehicles in the long-term incentive program, which measure both relative and absolute performance;
•	Periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to Management and long-term share-based exposure to the risks Management undertakes;
•	Annual incentive awards that have historically been a reasonable percentage of revenues and Adjusted EBITDA to ensure an appropriate sharing of value created between management and shareholders;
•	Annual incentive awards that are not determined until the completion of the audit of the Corporation’s consolidated annual financial statements by the independent auditor;
•	An insider trading policy that prohibits hedging and restricts pledging of the Common Shares and Common Share-based incentives;

•	An organizational culture of prudent risk-taking, which is maintained by a practice of promoting from within the organization;
•	A strong shareholder outreach program designed, in part, to ensure that the Corporation’s compensation programs are aligned with shareholder interests and expectations;
•	A comprehensive Code of Conduct and Whistleblower Policy that encourages reporting of imprudent corporate behavior;
•
A Compensation Committee comprised entirely of independent directors that retains an independent compensation consultant to assist in its review of compensation, compensation governance and incentive programs;

•
A Compensation Committee charter that expressly requires the committee to provide risk oversight of Descartes’ compensation policies and practices and to identify and mitigate compensation policies and practices that could encourage excessive or inappropriate risk taking;

•
A Chair of the Board, Eric Demirian, who attends all meetings of the Compensation Committee as an ‘ex-officio’ member of the Committee and who is also a member of the Audit Committee, which allows him to inform the Compensation Committee with respect to the Corporation’s enterprise risks and financial results when making decisions in respect of compensation; and

•
Compensation Committee members, Deborah Close, Sandra Hanington, Dennis Maple, Chris Muntwyler and Jane O’Hagan, who are also members of either the Corporate Governance Committee or the Nominating Committee, which ensures that compensation governance and compensation related risk are considered from a broader corporate governance perspective.

Compensation Clawback Policies

In April 2015, the Board adopted an Incentive Compensation Clawback Policy (the “Clawback Policy”). The Clawback Policy authorizes the independent directors of the Corporation (the “Independent Committee”) to recover short- and long-term incentive compensation of an executive officer, including any gains realized upon exercise or settlement of any share-based awards, in the following circumstances:

1.	the Corporation is required to prepare an accounting restatement due to non-compliance with any financial reporting requirement under applicable securities laws (the “Restatement”);
2.	the executive officer engaged in gross negligence, intentional misconduct or fraud that either caused or significantly contributed to the non-compliance resulting in the Restatement; and
3.	the executive officer was over-compensated as a result of originally reported metrics that lead to the Restatement.

If the Independent Committee concludes that such circumstances exist, it may in its sole discretion, to the extent that it considers such action to be in the best interests of the Corporation, direct the Corporation to take any combination of the following actions as it considers necessary or advisable for the Corporation to recover the amount of the excess incentive compensation and all costs incurred in recovering the incentive compensation: (a) require the executive officer to reimburse the Corporation; (b) withhold any amounts owing or that may become owing, or cancel any share-based awards outstanding (whether vested or unvested) or due to be granted or awarded, to the executive officer; and (c) such other action as the Independent Committee considers appropriate.

On December 1, 2023, the Board adopted another Compensation Recoupment Policy (the "Mandatory Recoupment Policy") to comply with NASDAQ rules. This policy mandates a clawback of erroneously awarded incentive-based compensation from executive officers under specified circumstances.

In contrast to the Clawback Policy, the Mandatory Recoupment Policy applies in instances where the Corporation must issue a restatement of its financial statements due to material noncompliance with financial reporting requirements without regard to the officer's involvement in any fraud or misconduct. The Compensation Committee, which administers the Mandatory Recoupment Policy, is authorized to recover any incentive-based Compensation received erroneously by executive officers during the recovery period.

The recovery is not limited to cash payments but extends to any shares received and any gains from such shares. The amount of recovery will be calculated based on the difference between the compensation received based on erroneous data and what would have been received under the corrected financial statements. The Compensation Committee also retains the discretion to take additional actions as necessary, including legal measures, to recover the erroneously awarded compensation.

The Corporation’s commitment to uphold the highest standards of financial discipline and compliance is underscored by its continued enforcement of both the Clawback Policy and the Mandatory Recoupment Policy. In circumstances where both policies may be implicated, the Independent Committee in good faith will apply the more restrictive policy.

Management Equity Ownership Policy

The Corporation has an equity ownership policy applicable to Management (the “Management Equity Ownership Policy”).

The objective of the Management Equity Ownership Policy is to ensure that the CEO and other senior executives acquire and hold a meaningful equity ownership interest in the Corporation within a reasonable period following the individual’s appointment to the office. Under the policy, within five years of becoming subject to the policy, the NEOs are required to attain and maintain the following equity ownership levels:

Position	Equity Ownership Level as a Multiple of Annual Base Salary
CEO	6X
President & COO	4X
Chief Financial Officer	4X
Other NEOs	1X

For purposes of the Management Equity Ownership Policy, “Market Value” for determining compliance means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In April 2023, the Board, at the recommendation of the Compensation Committee, amended certain provisions of the Management Equity Ownership Policy related to the mechanics of calculating the value of various equity instruments under the Policy.  As a result of these amendments, as of the date of this Circular, in determining compliance with the Management Equity Ownership Policy:
•	Common Shares are included and valued at Market Value;
•	CRSUs and vested RSUs are included and valued at Market Value at the date of measurement. Any RSUs that are not yet vested are not included in this calculation;
•
Vested PSUs are included and valued at Market Value at the date of measurement. Any PSUs that are subject to a vesting condition or future performance condition are not included in this calculation until fully vested or earned; and

•	Options are given no value under the terms of the policy.

During a period when an NEO has not met the applicable equity ownership levels, the NEO must retain 25% of the Common Shares received on the exercise of a stock option or the redemption of an RSU or PSU and, to the extent made available to the NEO, elect to convert to CRSUs 25% of any cash proceeds otherwise receivable by the NEO pursuant to the Corporation’s annual short-term incentive compensation plans.

The following table identifies the equity ownership levels of each of the NEOs as at April 29, 2024 with reference to the minimum equity ownership levels required by the Management Equity Ownership Policy. Market Values included in the table are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding April 29, 2024, being Cdn. $128.62, converted to US dollars at the rate of 1 US dollar = 1.3668 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on April 26, 2024. The table identifies the Market Value of Common Share-based holdings included for the purposes of calculation pursuant to the Management Equity Ownership Policy (which does not include any value for stock options, whether vested or unvested). Minimum equity ownership levels are determined by multiplying the level set out in the Management Equity Ownership Policy for the applicable position by the individual’s current annual base salary converted to US dollars at the rate of 1 US dollar = 1.3668 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on April 26, 2024:

Name	Multiple of Base Salary	Minimum Equity Ownership Level Required ($)	Market Value of Common Shares Held ($)	Market Value of vested Share Units Held (vested RSUs and vested PSUs) ($)	Market Value of cash-settled Share Units Held (cRSUs) ($)	Value of Holdings per Equity Ownership Policies ($)	Minimum Equity Ownership Level Achieved?
Edward J. Ryan	6X	3,600,000	-	49,789,435	-	49,789,435	Yes
Allan Brett	4X	1,800,000	3,223,969	18,953,853	-	22,177,822	Yes
J. Scott Pagan	4X	1,800,000	20,954,201	28,302,987	-	49,257,188	Yes
Andrew Roszko	1X	375,000	-	2,535,605	-	2,535,606	Yes
Kenneth Wood	1X	275,000	525,471	874,217	-	1,399,688	Yes

Total Value of Equity Holdings of NEOs

The following table shows the total value of all equity holdings of each of the NEOs as at April 29, 2024, determined in accordance with the Market Value determination set out above plus the “in the money value” of unexercised but vested options, which are otherwise not included in the calculation under the Corporation’s Equity Ownership Policies.

Name	Market Value of Common Shares Held ($)	Market Value of vested RSUs ($)	Market Value of vested PSUs ($)	Market Value of cash-settled Share Units Held (cRSUs) ($)	Value of unexercised in-the-money options[1]	Total
Edward J. Ryan	-	16,596,855	33,192,580	-	9,037,864	58,827,299
Allan Brett	3,223,969	6,259,827	12,694,026	-	3,575,475	25,753,297
J. Scott Pagan	20,954,201	9,271,123	19,031,864	-	4,807,237	54,064,425
Andrew Roszko	-	957,592	1,578,013	-	7,113,676	9,649,281
Kenneth Wood	525,471	424,028	450,189	-	1,444,782	2,844,470
1) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX on April 26, 2024 (Cdn.$128.80) and the Canadian dollar option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3668 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on April 26, 2024.

Hedging and Pledging Restrictions

The Corporation’s compensation program is designed to align a significant portion of NEO compensation to longer-term shareholder interests. Under the terms of the Corporation’s Insider Trading Policy, all employees and Directors, including the NEOs, are prohibited from purchasing financial instruments, including, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities or Common Share-based compensation held, directly or indirectly, by the individual. In addition, any Director or NEO who seeks to specifically pledge securities held, directly or indirectly, by the Director or NEO must first consult with the Corporation’s insider trading policy administrator to determine whether the proposed pledge would reasonably be expected to cause the Director or NEO to no longer have a meaningful aggregate equity ownership interest in the Corporation.

Fiscal 2024 Compensation Structures of the NEOs

CEO - Edward J. Ryan

Mr. Ryan was appointed Chief Executive Officer on November 26, 2013 and had served in senior executive roles at the Corporation for more than 10 years prior to this appointment.

On an annual basis, the Compensation Committee reviews Mr. Ryan’s compensation as the Chief Executive Officer of the Corporation. As part of this review the Compensation Committee considers the total target direct compensation of the chief executive officer role in the Comparator Group and the mix of the overall compensation components, including the allocation among base salary, short-term incentives and long-term incentives, as well as the split between guaranteed components and “at-risk” components. The Compensation Committee also considers the level of equity ownership that it wants Mr. Ryan to accumulate over the long-term incentive period.

For fiscal 2024, the Compensation Committee considered various factors in determining that Mr. Ryan’s total target direct compensation should be positioned roughly in line with the median of the Comparator Group, including the following factors:
•	Mr. Ryan has significant tenure with the Corporation in a senior executive role;
•
During Mr. Ryan’s tenure in a senior executive role, and since his appointment to the role of Chief Executive Officer, the Corporation has achieved superior financial performance and executed on its long-term and corporate development strategy;

•
During the past years of Mr. Ryan’s tenure, the performance of the Common Shares exceeded that of the S&P/TSX Composite Index and the NASDAQ Composite Index and tracked slightly under the S&P/TSX Composite Index “Software &Services” industry subgroup index;

•
Mr. Ryan developed a strong relationship with many of the significant shareholders of the Corporation, and the Board of Directors receives positive feedback regarding Mr. Ryan and his performance through its shareholder engagement process; and

•	Mr. Ryan played an integral role in the steady increase in the Corporation’s revenues and the completion of various acquisitions and financing transactions over the past fiscal year.

The following chart illustrates the pay mix for, and components of, Mr. Ryan’s overall compensation structure as was set for fiscal 2024, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Ryan for fiscal 2024, the Compensation Committee continued to weight total compensation more heavily towards “at-risk” and long-term incentives, consistent with the Corporation’s past practice, market practice and the Comparator Group. Following a review of the compensation benchmarking study for the CEO position conducted by the Compensation Committee’s compensation consultant and in consideration of the performance achieved by the Corporation through fiscal 2023, the Compensation Committee determined that an increase in Mr. Ryan’s aggregate compensation was appropriate for fiscal 2024.

Accordingly, Mr. Ryan’s base salary was set at $600,000 (an increase of 9% from $550,000 in fiscal 2023), his eligibility for on-target short-term incentives was set at 100% of base salary, with a maximum of 150% of base salary (the same percentages as in fiscal 2023), and his total on-target long-term incentive eligibility was set at $6,275,000 for fiscal 2024 (an increase from $5,400,000 in fiscal 2023). This increase in both base salary and in long-term incentive eligibility was identified by the Compensation Committee as necessary to continue to maintain target total compensation roughly in line with the median compensation level identified in the Peer Group compensation study for fiscal 2024. The long-term incentive component continued to be awarded 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2024, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Ryan in respect of fiscal 2024. As previously discussed above, considering the Corporation’s overall performance in fiscal 2024 and its performance against its Adjusted EBITDA targets, as well as the performance of the Corporation in a number of other areas (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Ryan’s contribution to such performance, Mr. Ryan was awarded a short-term incentive in respect of fiscal 2024 in the amount of $600,000, being his on-target short-term incentive eligibility at 100% of his on-target short-term incentive for fiscal 2024, to be paid in cash.

Chief Financial Officer – Allan Brett

Mr. Brett joined the Corporation as Chief Financial Officer on May 29, 2014. Mr. Brett previously served as Chief Financial Officer of Aastra Technologies Limited from 1996 through to its sale to Mitel Networks Corporation in 2014.

The Compensation Committee received certain recommendations from the Chief Executive Officer, including positive input from the Audit Committee regarding Mr. Brett’s outstanding performance, with respect to the setting of Mr. Brett’s compensation package for fiscal 2024. In considering these recommendations, the Compensation Committee considered compensation benchmarking data prepared by the Corporation’s compensation consultant in past fiscal periods assessing the compensation arrangements of the chief financial officer position within the Comparator Group.

The Compensation Committee considered various factors in determining that Mr. Brett’s total target direct compensation should be positioned at a level that approaches the median for the chief financial officer position in the Comparator Group, including the following factors:
•	Mr. Brett has significant experience in the role of a Chief Financial Officer to a publicly traded company with international operations;
•
Mr. Brett has demonstrated his abilities and knowledge in several areas that have added value to the Corporation since his appointment, including in the areas of capital market transactions, merger and acquisition integration, taxation, business planning and overall financial management and financial reporting; and

•	Mr. Brett has played a key role in capital market transactions, including putting in place a restated credit facility that assists the Corporation in executing against its business plan.

The following chart illustrates the pay mix for, and components of, Mr. Brett’s overall compensation structure as was set for fiscal 2024, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Brett for fiscal 2024, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the compensation of the Chief Executive Officer. Considering the performance of the Corporation in fiscal 2023 and based on the recommendation of the CEO which was then approved by the Compensation Committee, the compensation arrangements for Mr. Brett for fiscal 2024 included base salary in the amount of $450,000

(a 12.5% increase from $400,000 in fiscal 2023), on-target eligibility for short-term incentives set at $450,000, being 100% of base salary, with a maximum eligibility of 150% of base salary and eligibility for long-term incentives set at $2,213,338 for fiscal 2024 (an increase from $1,907,250 in fiscal 2023). This increase in both base salary and in long-term incentive eligibility was identified by the Compensation Committee as necessary to continue to maintain target total compensation roughly in line with the median compensation level identified in the Peer Group compensation study for fiscal 2024. Consistent with the arrangements with the CEO and the President and COO, and consistent with past practice, it was determined that the long-term incentives for Mr. Brett continue to be granted 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

Upon the completion of fiscal 2024, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Brett in respect of fiscal 2024. As previously discussed above, considering the Corporation’s overall performance in fiscal 2024 and its over-performance against its Adjusted EBITDA targets, as well as the performance of the Corporation in a number of other areas (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Brett’s contribution to such performance, Mr. Brett was awarded a short-term incentive in respect of fiscal 2024 in the amount of $450,000, being his on-target short-term incentive eligibility at 100% of his on-target short-term incentive for fiscal 2024, to be paid in cash.

President & COO – J. Scott Pagan

Mr. Pagan was appointed President and COO on November 26, 2013 and had served in a senior executive role in the Corporation for more than 10 years prior to this appointment.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Pagan’s compensation package for fiscal 2024. In considering these recommendations, the Compensation Committee reviewed a benchmarking report prepared by the Corporation’s compensation consultant assessing the compensation arrangements of the second-highest paid officer position within the Comparator Group. The Compensation Committee considered various factors in determining that Mr. Pagan’s total target direct compensation should be positioned within a competitive range of the median of the Comparator Group for the second-highest paid officer, including the following factors:
•	The scope of Mr. Pagan’s role is broader than comparable roles at peer companies;
•	Mr. Pagan had served in a senior executive role for more than 10 years;
•	During such time, the Corporation has achieved superior financial performance and executed on its long-term and corporate development strategy;
•
During the past five years of Mr. Pagan’s tenure, the performance of the Common Shares exceeded that of the S&P/TSX Composite Index and the NASDAQ Composite Index and tracked slightly under the S&P/TSX Composite Index “Software &Services” industry subgroup index; and

•	Mr. Pagan played an integral role in the steady improvement in the Corporation’s operating performance and the completion of various acquisitions and financing transactions.

The following chart illustrates the pay mix for, and components of, Mr. Pagan’s overall compensation structure as was set for fiscal 2024, assuming on-target performance:

In determining the appropriate compensation levels and pay mix for Mr. Pagan for fiscal 2024, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the compensation of the Chief Executive Officer. Considering the performance of the Corporation in fiscal 2023 and based on the recommendation of the CEO which was then approved by the Compensation Committee, the compensation arrangements for Mr. Pagan for fiscal 2024 included base salary in the amount of $450,000 (a 12.5% increase from $400,000 in fiscal 2023), on-target eligibility for short-term incentives set at $450,000, being 100% of base salary, with a maximum eligibility of 150% of base salary and eligibility for long-term incentives set at $2,815,075 for fiscal 2024 (an increase from $2,430,500 in fiscal 2023). This increase in both base salary and in long-term incentive eligibility was identified by the Compensation Committee as necessary to continue to maintain target total compensation roughly in line with the median compensation level identified in the Peer Group compensation study for fiscal 2024. Consistent with the arrangements with the CEO and the CFO, and consistent with past practice, it was determined that the long-term incentives for Mr. Pagan continue to be granted 50% in the form of PSUs, 35% in the form of RSUs and 15% in the form of stock options.

 Upon the completion of fiscal 2024, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Pagan in respect of fiscal 2024. As previously discussed above, considering the Corporation’s overall performance in fiscal 2024 and its over-performance against its Adjusted EBITDA targets, as well as the performance of the Corporation in a number of other areas (as discussed above under the headings “Longer-term Financial and Corporate Development Plan”, “Annual Corporate Financial Targets” and “Common Share Price”) and Mr. Pagan’s contribution to such performance, Mr. Pagan was awarded a short-term incentive in respect of fiscal 2024 in the amount of $450,000, being his on-target short-term incentive eligibility at 100% of his on-target short-term incentive for fiscal 2024, to be paid in cash.

Chief Commercial Officer – Andrew Roszko

Mr. Roszko was promoted to the role of Chief Commercial Officer in June 2022 from Mr. Roszko’s previous role of Executive Vice President, Global Sales which he had held since February 2019.

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to the setting of Mr. Roszko’s compensation package for fiscal 2024. In considering these recommendations, the Compensation Committee reviewed previous benchmarking reports prepared by the Corporation’s compensation consultant assessing the compensation arrangements of roles similar to that of Mr. Roszko within the Comparator Group.

In determining the appropriate compensation levels and pay mix for Mr. Roszko for fiscal 2024, the Compensation Committee determined that the total compensation should be more heavily weighted towards “at-risk” and long-term incentives, consistent with the compensation of the Chief Executive Officer. Considering the performance of the Corporation in fiscal 2023 and based on the recommendation of the CEO which was then approved by the Compensation Committee, the compensation arrangements for Mr. Roszko for fiscal 2024 included base salary in the amount of $375,000 (a 7% increase from $350,000 in fiscal 2023), on-target eligibility for short-term incentives set at $375,000, being 100% of base salary, with a maximum eligibility of 150% of base salary  and eligibility for long-term incentives set at $1,750,000 for fiscal 2024 (an increase from $1,300,000 in fiscal 2023). This increase in both base salary and in long-term incentive eligibility was identified by the Compensation Committee as necessary to continue to maintain target total compensation roughly in line with the median compensation level identified in the Peer Group compensation study for fiscal 2024. Consistent with the arrangements with the CEO, CFO, the President and COO and consistent with past practice, it was determined that the long-term incentives for Mr. Roszko continue to be granted 50% in the form of PSUs, 25% in the form of RSUs and 25% in the form of stock options.

Upon the completion of fiscal 2024, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Roszko in respect of fiscal 2024. As previously discussed above, considering the Corporation’s overall performance in fiscal 2024 and its over-performance against its Adjusted EBITDA targets and, in the case of Mr. Roszko specifically, the performance of the Corporation against its aggregate revenue targets and Mr. Roszko’s contribution to such performance, Mr. Roszko was awarded a short-term incentive in respect of fiscal 2024 in the amount of $375,000, being his on-target short-term incentive eligibility at 100% of his on-target short-term incentive for fiscal 2024, to be paid in cash.

Executive Vice President, Product Management – Kenneth Wood

The Compensation Committee received certain recommendations from the Chief Executive Officer with respect to Mr. Wood’s compensation package for fiscal 2024. As part of its review of the recommendations, the Compensation Committee considered overall executive compensation trends that had been noted by its compensation consultant and determined that any compensation adjustments within the executive officer positions of the Corporation, of which Mr. Wood is a part, should be more heavily weight towards increases in the long-term incentive component of such compensation.  Considering the performance of the Corporation in fiscal 2023 and based on the recommendation of the CEO which was then approved by the Compensation Committee, the compensation arrangements for Mr. Wood for fiscal 2024 included base salary in the amount of $275,000 (a 7% increase from $250,000 in fiscal 2023), on-target eligibility for short-term incentives set at $82,500, being 30% of base salary, with a maximum eligibility of 45% of base salary and eligibility for long-term incentives set at $642,500 for fiscal 2024 (an increase from $555,000 in fiscal 2023).  The long-term incentive component for Mr. Wood in respect of fiscal 2024 was awarded 50% in the form of PSUs vesting following a three-year performance period, 25% in the form of RSUs vesting equally over three years and 25% in the form of stock options vesting over three years.

Upon the completion of fiscal 2024, the Compensation Committee considered the appropriate level of short-term incentives to award Mr. Wood in respect of fiscal 2024. As previously discussed above, considering the Corporation’s overall performance in fiscal 2024 and its over-performance against its Adjusted EBITDA targets and Mr. Wood’s contribution to such performance, Mr. Wood was awarded a short-term incentive in respect of fiscal 2024 in the amount of $82,500, being his on-target short-term incentive eligibility at 100% of his on-target short-term incentive for fiscal 2024, to be paid in cash.

Summary Compensation Table

The following table sets forth information regarding compensation earned by the NEOs for the fiscal years as specified:

Name and Principal Position	Fiscal Year Ended Jan. 31	Salary[1]	Share-based Awards[2]	Option-based Awards[3]	Annual Non-Equity Incentive Plan compensation[4]	All Other Compensation[5]	Total Compensation
		($)	($)	($)	($)	($)	($)
Edward J. Ryan Chief Executive Officer	2024 2023 2022	587,500 537,500 485,000	6,333,700 4,302,402 4,097,288	940,415 765,214 592,194	600,000 550,000 750,000	2,000 2,000 2,000	8,463,615 6,157,116 5,926,482

Allan Brett Chief Financial Officer	2024 2023 2022	433,333 383,333 333,333	2,234,081 1,519,612 1,523,671	331,705 270,269 220,218	450,000 400,000 367,500	12,306 10,757 9,931	3,461,424 2,583,971 2,454,653

J. Scott Pagan President & COO	2024 2023 2022	433,333 383,333 333,333	2,841,375 1,936,497 1,882,214	421,894 344,411 272,041	450,000 400,000 446,250	12,306 10,757 9,931	4,158,908 3,074,998 2,943,769

Andrew Roszko Chief Commercial Officer	2024 2023 2022	366,667 333,333 283,333	1,592,054 917,823 739,461	437,119 1,186,067[6] 197,392	375,000 350,000 450,000	10,673 9,812 7,189	2,781,513 2,797,035 1,677,375
Kenneth Wood Executive Vice President, Product Management	2024 2023 2022	272,500 261,250 242,500	572,532 391,825 369,762	160,483 131,078 98,705	82,500 79,500 112,500	2,000 2,000 2,000	1,090,015 865,653 825,467

(1) Amounts in this column reflect actual amounts paid during the specified period and may not reflect the base salary set for the specified period under the Corporation’s compensation plans depending upon the timing of any adjustments to base salary during the fiscal year.
(2) Dollar amounts in this column reflect the grant date fair value of CRSUs, PSUs and RSUs issued in the applicable year which are recorded by the Corporation for expense purposes in its functional currency of Canadian dollars and converted to US dollars at the exchange rate in effect at the end of the specified period and which may vary from the exchange rate applied at the time of calculating the US dollar equivalent fair value as of the grant date. Stated amounts do not include any amounts of annual short-term incentive plan compensation that the NEO elected to receive in the form of CRSUs. The grant date fair value of a CRSU was determined by multiplying the number of CRSUs granted by the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the grant. This approach is used as it is the model used to value CRSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of a PSU is determined using a Monte Carlo simulation approach. This approach is used as it is the model used to value PSUs for the purposes of the Corporation’s consolidated financial statements. The grant date fair value of an RSU is based on the closing price of the Common Shares on the trading day preceding the date of the grant. This approach is used as it is the model used to value RSUs for the purposes of the Corporation’s consolidated financial statements. Amounts in this column do not reflect any actual financial benefit an NEO may receive upon any eventual vesting and redemption of PSUs, RSUs or CRSUs. Please see the section entitled “Security-Based Compensation Plans”.
(3) Dollar amounts in this column reflect the grant date fair value of stock options issued in the applicable year which are recorded by the Corporation for expense purposes in its functional currency of Canadian dollars and converted to US dollars at the exchange rate in effect at the end of the specified period and which may vary from the exchange rate applied at the time of calculating the US dollar equivalent fair value as of the grant date. Amounts in this column do not reflect whether the NEO has actually realized a financial benefit from the exercise of the awards. The grant date fair value of a stock option is determined using the Black-Scholes-Merton model. This model is used as it is the model used to value stock options for the purposes of the Corporation’s consolidated financial statements. Please see the section entitled “Security-Based Compensation Plans – Common Shares Authorized for Issuance Under Equity Compensation Plans”.
(4) Annual non-equity incentive plan compensation reflects the entitlement of an NEO pursuant to the Corporation’s short-term incentives, described earlier in this Circular. An NEO may elect to take such entitlements in the form of cash or CRSUs. Where the NEO elected to receive an award in the form of CRSUs, the award is made using the weighted average closing price of the Common Shares on the TSX in the period of five trading days preceding the date of the grant and paid out over a period of ten quarters.
(5) “All Other Compensation” includes contributions made by the Corporation to, in the case of Messrs. Brett, Pagan and Roszko, the NEO’s DPSP Plan or, in the case of Messrs. Ryan and Wood, the NEOs’ 401(k) plan. “All Other Compensation” does not include benefits received by the NEOs which are available generally to all our salaried employees. “All Other Compensation” also does not include the value of perquisites for each NEO where the aggregate value of those is less than 10% of the NEO’s total salary for the financial year and less than Cdn.$50,000. Mr. Ryan, as a salaried officer of the Corporation, does not receive compensation for serving as a Director of the Corporation.
(6) The Option-Based Awards granted to Mr. Roszko in fiscal 2023 included a one-time award of 50,000 options vesting over a period of five (5) years and having a Black-Scholes value of approximately $875,000 as of the date of grant in connection with Mr. Roszko’s promotion to the role of Chief Commercial Officer.

Using the data and valuation methodology from the above summary compensation table, the Corporation has calculated the following:

Total Compensation of NEOs in Fiscal 2024 as a percentage of the Corporation’s total revenue in Fiscal 2024	3.48%

Outstanding NEO Option-based Awards and Share-based Awards

The following table details the outstanding option-based awards and share-based awards for each NEO as at January 31, 2024.

	Option-based Awards[1]					Share-based Awards[1]
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price[2]	Option Expiration Date	Value of unexercised in-the-money options[3]	Number of shares or units of shares that have not vested[4,5]	Market or payout value of share-based awards that have not vested[5,6]	Market or payout value of vested share-based awards not paid out or distributed[7]
		(#)	($)		($)	(#)	($)	($)
Edward J. Ryan	April 13, 2018	34,135	27.20	April 13, 2025	2,070,981
	April 13, 2019	34,193	37.62	April 13, 2026	1,718,200
	April 12, 2020	33,851	38.50	April 12, 2027	1,671,199
	Dec 7, 2020	11,392	54.99	Dec 7, 2027	374,575
	April 14, 2021	35,596	61.11	April 14, 2028	952,539
	April 14, 2022	42,161	60.09	April 14, 2029	1,171,331
	April 14, 2023	35,640	80.47	April 14, 2030	263,635
						138,148	12,100,383	48,867,074

Allan Brett	April 13, 2017	12,505	22.32	April 13, 2024	819,728
	April 13, 2018	12,526	27.20	April 13, 2025	759,956
	April 13, 2019	15,122	37.62	April 13, 2026	759,881
	April 12, 2020	14,971	38.50	April 12, 2027	739,107
	Dec 7, 2020	3,625	54.99	Dec 7, 2027	119,192
	April 14, 2021	13,237	61.11	April 14, 2028	354,218
	April 14, 2022	14,891	60.09	April 14, 2029	413,707
	April 14, 2023	12,571	80.47	April 14, 2030	92,990
						49,347	4,322,304	17,828,857

	Option-based Awards[1]					Share-based Awards[1]
Name	Grant Date	Number of securities underlying unexercised options	Option Exercise Price[2]	Option Expiration Date	Value of unexercised in-the-money options[3]	Number of shares or units of shares that have not vested[4,5]	Market or payout value of share-based awards that have not vested[5,6]	Market or payout value of vested share-based awards not paid out or distributed[7]
		(#)	($)		($)	(#)	($)	($)
J. Scott Pagan	April 13, 2017	20,597	22.32	April 13, 2024	1,350,174
	April 13, 2018	18,790	27.20	April 13, 2025	1,139,995
	April 13, 2019	20,163	37.62	April 13, 2026	1,013,192
	April 12, 2020	19,961	38.50	April 12, 2027	985,460
	Dec 7, 2020	4,039	54.99	Dec 7, 2027	132,804
	April 14, 2021	16,352	61.11	April 14, 2028	437,575
	April 14, 2022	18,976	60.09	April 14, 2029	527,198
	April 14, 2023	15,989	80.47	April 14, 2030	118,273
						62,385	5,464,302	29,557,859

Andrew Roszko	April 13, 2019	86,758	37.62	April 13, 2026	4,359,594
	April 12, 2020	9,426	38.50	April 12, 2027	465,355
	Dec 7, 2020	8,199	54.99	Dec 7, 2027	269,587
	April 14, 2021	11,865	61.11	April 14, 2028	317,504
	April 14, 2022	16,917	60.09	April 14, 2029	469,994
	June 17, 2022	50,000	57.04	June 17, 2029	1,541,390
	April 14, 2023	16,566	80.47	April 14, 2030	122,542
						32,070	2,809,011	1,521,964

Kenneth Wood	April 13, 2019	13,615	37.62	April 13, 2026	684,155
	April 12, 2020	10,079	38.50	April 12, 2027	497,593
	Dec 7, 2020	3,677	54.99	Dec 7, 2027	120,902
	April 14, 2022	7,222	60.09	April 14, 2029	200,644
	April 14, 2023	6,082	80.47	April 14, 2030	44,990
						13,170	1,153,560	394,681

(1) See the discussion of Executive Compensation for each of the NEOs commencing on page 61 above for details of the specific option- and share-based awards received in respect of fiscal 2023.
(2) Options granted April 13, 2017, April 13, 2018, April 13, 2019, April 12, 2020, December 7, 2020, April 14, 2021, April 14, 2022, June 17, 2022 and April 14, 2023 were granted with Canadian dollar exercise prices of Cdn.$29.90, Cdn.$36.44, Cdn.$50.40, Cdn.$51.58, Cdn.$73.67,Cdn. $81.87, Cdn. $80.50, $76.42 and Cdn. $107.81 respectively. The exercise prices noted in this table have been converted to US dollars using an exchange rate of 1 US dollar = 1.3397 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2024, the last business day of fiscal 2024. The April 13, 2017 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2018. The April 13, 2018 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2019. The April 13, 2019 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2020 except for the 100,000 options granted to Mr. Roszko which vest annually over a period of five years from January 31, 2020. The April 12, 2020 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2021. The December 7, 2020 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of two years from January 31, 2022. The April 14, 2021 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2022. The April 14, 2022 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2023. The June 17, 2022 options granted to Mr. Roszko vest annually over a period of five years from June 17, 2023. The April 14, 2023 options granted to Mr. Ryan, Mr. Brett, Mr. Pagan, Mr. Roszko and Mr. Wood vest annually over a period of three years from January 31, 2024.
(3) The value of unexercised in-the-money options has been calculated using the difference between the closing price of the Corporation’s Common Shares on the TSX at the end of fiscal 2024 (Cdn.$117.72) and the Canadian dollar option exercise price (see footnote (2) above). The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3397

Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2024, the last business day of fiscal 2024. No adjustment has been made for options that have not yet vested and are therefore not yet exercisable.
(4) The number of PSUs included assumes a 1.0 adjustment factor. See also footnote (5).
(5) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The market value of PSUs included assumes a 1.0 adjustment factor.
(6) Unvested share-based awards are in the form of CRSUs, RSUs and PSUs. The market value of CRSUs, RSUs and PSUs that have not vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2024 ($87.59) being the last trading day of fiscal 2024.
(7) Vested share-based awards are in the form of RSUs and PSUs. The market value of RSUs and PSUs that have vested but have not been distributed was determined using the closing price of the Common Shares on NASDAQ on January 31, 2024 ($87.59), being the last trading day of fiscal 2024.

NEO Incentive Plan Awards – Value Vested or Earned During Fiscal 2024

Name	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]	Non-equity incentive plan compensation – Value earned during the year[3]
	($)	($)	($)
Edward J. Ryan	795,862	8,269,547	600,000
Allan Brett	286,969	3,286,289	450,000
J. Scott Pagan	360,983	4,222,188	450,000
Andrew Roszko	1,512,199	1,036,288	375,000
Kenneth Wood	134,770	470,616	82,500
(1) The total value of stock options that vested in fiscal 2024. The value is equal to the difference between the closing price of the Corporation’s Common Shares on the TSX on the vesting date and the Canadian dollar option exercise price. The value has been reported in US dollars using an exchange rate of 1 US dollar = 1.3397 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2024, the last business day of fiscal 2024.
(2) The total value of RSUs, PSUs and CRSUs vested during fiscal 2024. The value of RSUs and PSUs that have vested was determined using the closing price of the Common Shares on NASDAQ on January 31, 2024 ($87.59), the last business day of fiscal 2024. PSUs that vested in fiscal 2024 are based on PSUs awarded in fiscal 2021 subject to three year performance vesting criteria and, based on the three year total shareholder return applicable to those PSU awards for the three-year period ended January 31, 2023, the final vested number of units resulting from such awards reflected a 1.797x performance factor adjustment.
(3) Annual non-equity incentive plan compensation reflects the entitlement of an NEO pursuant to the Corporation’s short-term incentives, described earlier in this Circular. These amounts are also included in the Summary Compensation Table above.

NEO Option Exercises During Fiscal 2024

Name	Shares acquired on exercise during the year	Aggregate Value Realized[1]	Unexercised options at the end of the year[2]
	(#)	($)	(#)
Edward J. Ryan	Nil	Nil	226,968
Allan Brett	12,205	732,219	99,448
J. Scott Pagan	21,090	1,328,051	134,867
Andrew Roszko	22,763	1,045,710	199,731
Kenneth Wood	12,899	635,164	46,608
(1) The aggregate value realized is the difference between the fair market value of the common shares on the exercise date and the exercise price of the option.
(2) See Summary Compensation Table above for value of unexercised option holdings.

CEO Five-Year Look Back Compensation

The following chart represents a five-year look back comparison of the on-target compensation awarded to the CEO in a fiscal year compared to the amounts “realizable” from those compensation awards.

The “Total Target Compensation” reflects the total on-target compensation set for the CEO by the Compensation Committee for the fiscal year as indicated, consisting of base salary, on-target STI eligibility and on-target LTI award values at time of grant.

The “Total Realizable Compensation” reflects the actual salary and STI amounts received by the CEO in respect of the fiscal year indicated plus the value of any vested RSUs, vested PSUs or vested stock options awarded as part of the LTI for the fiscal year indicated. RSUs and PSUs have been valued based on the fair market value of a Common Share on the date of vesting. Stock options have been valued based on the “in-the-money” value of the stock option on the date of vesting, being the difference between the fair market value of a Common Share and the exercise price of the stock option. In each case, the values have been calculated using the Canadian dollar closing price of Common Shares on the date of vesting, converted to USD at the applicable exchange rate as of that calculation date. These calculations are based on values determined as of vesting dates and are not reflective of actual amounts that may be received by the CEO depending on the timing of the redemption of any vested stock options or vested share units resulting from any of the RSU or PSU awards included in the 5 year period covered below. For details of any actual amounts received from exercises of vested stock options, please refer to the separate discussion of NEO option exercises above.

As a significant portion of the CEO's target compensation is in the form of LTI that is equity-based and vests over time, more recent periods will reflect that the LTI corresponding to that period has largely not yet vested.  The appreciation in the price of Common Shares during the 5-year period has had a corresponding appreciation impact on the realizable value of the LTI compensation awarded in past years that is now being calculated in this chart as those past LTI awards vest. In addition, the Corporation's success in achieving the applicable performance criteria for incremental adjustment to the PSU awards during this 5-year period (as discussed above and in previous years in the discussion of Long-Term Incentives) has also resulted in a corresponding increase in the realizable value of the PSU component of the LTI compensation.  The combination of share price appreciation and the impact of PSU performance-based adjustment factor vesting has resulted in an increase in Total Realizable Compensation compared to Target Total Compensation as the long-term incentive components of that compensation structure vest.  This is consistent with long-term performance the compensation program adopted by the Compensation Committee is designed to reward.

The chart below similarly reflects that a significant portion of the compensation awarded in fiscal 2023 and 2024 is in the form of LTI that has not been earned yet and has not yet vested and therefore is not reflected in the “Total Realizable Compensation” for those fiscal years as of the date of this Circular based on the calculation method outlined above.

NEO Termination and Change of Control Benefits

The employment contracts we have with our NEOs may require us to make certain types of payments and provide certain types of benefits to the NEOs upon the occurrence of:
-	The termination without cause of the NEO;
-	A material adverse change to the NEO’s terms of employment; and/or
-	A change of control of the Corporation.

The Corporation considers it to be in its best interests to establish severance benefits for its NEOs to provide certainty to both the Corporation in respect of its obligations in the event of termination of employment as well as to the NEOs as an incentive to encourage their retention and continued focus on the Corporation’s operations in circumstances such as an unsolicited change of control transaction. The Corporation believes that the severance benefits established for its NEOs are competitive and in-line with market practice. The period over which severance benefits are calculated is based on the position held by the NEO and the NEO’s length of service with the Corporation.

a.            Termination Without Cause

If the NEO is terminated without cause, we may be obligated to make severance payments as described below. We may also be required to continue the NEO’s employment benefits during any applicable severance period.

Edward J. Ryan / J. Scott Pagan

•	We are required to pay the NEO his base salary and on-target short-term compensation for up to two years.

Allan Brett  / Andrew Roszko

•	We are required to pay the NEO his base salary for up to one year and an amount equal to his on-target short-term compensation for the then current year.

Kenneth Wood

•
We are required to pay the NEO his base salary for up to one year, subject to a 50% reduction of the unpaid balance of such severance amount from the date the departed NEO finds alternate employment prior to the end of the one-year period.

The PRSU Plan provides that if the employment of an NEO is terminated by the Corporation without cause, a prorated portion of the NEO’s unvested Share Units will automatically vest, based on the number of months from the first day of the grant to the termination date divided by the number of months in the grant and, in the case of PSUs, using an adjustment factor of 1.0. The PRSU Plan provides that if the employment of an NEO is terminated by the Corporation without cause within 12 months of a Change of Control (as defined below), then there will be immediate accelerated vesting of all of the NEO’s Share Units using an adjustment factor of 1.0. Potential payouts relating to such grants are reflected in the table in the section “Quantitative Estimates of Payments upon Termination or Change of Control”.

b.            Material Adverse Change to the NEO’s Terms of Employment

If there is an adverse change in the relationship between the Corporation and the NEO without the NEO’s written consent, we may be obligated to provide the payments or benefits to the NEO outlined above in the section “Termination Without Cause”. Some examples of such an adverse change in the relationship between the NEO and the Corporation are as follows:
•
A Change in Control as described in the section below which results in a material change of the NEO’s position, duties, responsibilities, title or office which were in effect immediately prior to such a change in control;

•	A material reduction by the Corporation of the NEO’s salary, benefits or any other form of remuneration payable by the Corporation; or
•	A material breach of the employment agreement between the Corporation and the NEO that is committed by the Corporation.

c.            Change of Control

The only situation in which a change in control, by itself and absent any termination of employment, results in any unvested compensation of an NEO being accelerated is the limited circumstances where there is:
•	A Corporate Transaction; and
•	The surviving, successor or acquiring entity does not assume the outstanding Share Units;
in which case, under the PRSU Plan all outstanding and then unvested Share Units will vest immediately prior to the Corporate Transaction at not less than 100% and not more than 200% as determined by the Compensation Committee.

•	A “Change of Control” includes:
o	A transaction in which any person or group acquires ownership of more than 50% of the Corporation’s Common Shares, on a fully-diluted basis;
o
During any two-year period, directors, including any additional director whose election was approved by a vote of at least a majority of the directors then in office or who were appointed by the directors then in office, cease to constitute a majority of the Board;

o
A transaction which results in more than 50% of the Corporation’s Common Shares, on a fully-diluted basis, being held by any person or group other than the Corporation’s shareholders immediately preceding the transaction; or

o	There is a transaction to sell all or substantially all of the assets of the Corporation;

•	A “Corporate Transaction” is defined as any of the following:

o	A capital reorganization, amalgamation, arrangement, plan of arrangement or other scheme or reorganization;
o
An offer for Common Shares, where the Common Shares subject to the offer, together with the offeror’s Common Shares and Common Shares of any person or company acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the Common Shares;

o
An acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Shares and Shares of any person or company acting jointly or in concert with such person, constitute in the aggregate 20% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person;

o	A sale of all or substantially all of the assets of the Corporation or any subsidiary; or
o	An extraordinary distribution to shareholders, including extraordinary cash dividends, dividends in kind and return of capital.

Quantitative Estimates of Payments to NEOs upon Termination or Change of Control

Further information regarding payments to our NEOs in the event of a termination without “cause” and/or upon a Change of Control may be found in the table below. This table sets forth the estimated amount of payments each NEO would be entitled to receive upon the occurrence of the indicated event, assuming that the event occurred on January 31, 2024. Amounts potentially payable under plans which are generally available to all salaried employees, such as life and disability insurance, are excluded from the table. The values related to vesting of stock options and awards are based upon the fair market value of our Common Shares of Cdn.$117.72 per Common Share as reported on the TSX on January 31, 2024, the last trading day of fiscal 2024, converted to US dollars at the rate of 1 US dollar = 1.3397 Canadian dollars, being the indicative foreign exchange rate reported by the Bank of Canada on January 31, 2024, the last business day of fiscal 2024. Stock option amounts deduct the applicable exercise price of the stock options. CRSU values are calculated using the fair market value of our Common Shares of $87.59 per Common Share as reported on NASDAQ on January 31, 2024, being the last trading day of fiscal 2024. Payments that would be incurred in Canadian dollars are also converted to US dollars at the rate of 1 US dollar = 1.3397 Canadian dollars.  Severance amounts included in the table below assume that an NEO does not obtain alternate employment during any severance period. Severance amounts do not include amounts payable by the Corporation on account of, or in lieu of, employment benefits. The “Without Cause” summary information includes any deemed termination by the Corporation due to an adverse change in relationship between the Corporation and the NEO.

Name	Event	Salary ($)	Short-term ($)	Stock Options ($)	Share Units ($)	Total ($)
Edward J. Ryan	Termination Without Cause	1,200,000	1,200,000	–	6,228,058	8,628,058
	Termination Without Cause Within 12 Months of Change of Control	1,200,000	1,200,000	566,182	12,100,383	15,066,565
	Solely Upon Change of Control	–	–	–	–	–
Allan Brett	Termination Without Cause	450,000	450,000	–	2,250,012	3,150,012
	Termination Without Cause Within 12 Months of Change of Control	450,000	450,000	199,935	4,322,304	5,422,239
	Solely Upon Change of Control	–	–	–	–	–
J. Scott Pagan	Termination Without Cause	900,000	900,000	–	2,826,792	4,626,792
	Termination Without Cause Within 12 Months of Change of Control	900,000	900,000	254,605	5,464,302	7,518,907
	Solely Upon Change of Control	–	–	–	–	–
Andrew Roszko	Termination Without Cause	375,000	375,000	–	1,431,746	2,181,746
	Termination Without Cause Within 12 Months of Change of Control	375,000	375,000	–	2,809,011	3,559,011
	Solely Upon Change of Control	–	–	–	–	–
Kenneth Wood	Termination Without Cause	275,000	–	–	628,838	903,838
	Termination Without Cause Within 12 Months of Change of Control	275,000	–	–	1,153,560	1,428,560
	Solely Upon Change of Control	–	–	–	–	–

 Director Compensation

The Compensation Committee also exercises oversight over the compensation paid to non-executive directors of the Corporation and recommends the annual compensation program for directors to the Board of Directors for approval. In setting the director compensation structure for fiscal 2024, the Compensation Committee sought the advice of its outside, independent compensation consultant, Mercer, to provide assistance and guidance on director compensation issues. In making director compensation recommendations to the Board for approval, the Compensation Committee considers a number of factors, including: if applicable for that particular year, the director compensation benchmarking report from Mercer and the relative positioning of the board compensation within the Comparator Group; feedback from shareholders in the shareholder engagement process undertaken by the Board; the results of the previous year’s “say on pay” shareholder vote; the overall performance of the Corporation over the past fiscal year in terms of both financial performance against its budget and its share price performance relative to the Comparator Group; overall industry trends in director compensation; and the general macro-economic environment facing the Corporation.

Given that a director compensation benchmarking study had been completed prior to fiscal 2024 the Compensation Committee determined that a refreshed benchmarking study was not required in advance of fiscal 2025 and determined to recommend to the Board that director compensation be maintained at the same level as in fiscal 2024.

Compensation Policies

Directors who are officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation were compensated in fiscal 2024 based on the annual retainers for Board and committee work outlined in the table below.

Retainer	Fiscal 2024 Amounts	Fiscal 2025 Amounts
Annual Base Retainer – Non-Executive Chair	$135,000	$135,000
Annual Base Retainer – All Other Non-Executive Directors	$60,000	$60,000
Audit Committee Retainer	$28,000 – Chair $14,000 – Member	$28,000 – Chair $14,000 – Member
Compensation Committee Retainer	$14,000 – Chair $7,000 – Member	$14,000 – Chair $7,000 – Member
Corporate Governance Committee Retainer	$14,000 – Chair $5,250 – Member	$14,000 – Chair $5,250 – Member
Nominations Committee Retainer	$7,000 – Chair $3,500 – Member	$7,000 – Chair $3,500 – Member
Annual Equity Grant – Non-Executive Chair	$200,000	$200,000
Annual Equity Grant – All Other Non-Executive Directors	$175,000	$175,000

Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board in person were compensated an additional $1,500 per meeting.

All annual retainers are paid in cash and/or DSUs. Each DSU granted has a value equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. A director may elect, prior to the commencement of a fiscal year, to receive a portion of his or her cash compensation for that fiscal year in the form of DSUs. Directors are required to receive a minimum of 50% of their retainer compensation in the form of DSUs if they have not yet achieved the minimum equity ownership threshold specified by the Director Equity Ownership Policy described below.

Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that directly hedge or offset a decrease in market value of securities held, directly or indirectly, by the director.

Directors are entitled to reimbursement for expenses incurred by them in their capacity as directors. During fiscal 2024, each non-employee member of the Board was also eligible for reimbursement of up to $3,000 per fiscal year (Non-Executive Chair of the Board, $5,000) of fees paid by that individual director for enrolment in continuing education courses or programs conducted by third parties or institutions relevant to their role as a director of the Corporation.

Fiscal 2024 Compensation for Directors

The following table sets forth summary information concerning the annual compensation earned by each of the current non-executive directors of the Corporation for fiscal 2024.

Name	Fees Earned[1] ($)	Share-based Awards[2] ($)	Total[3] ($)
Deepak Chopra	77,500	175,000	252,500
Deborah Close	80,500	175,000	255,500
Eric A. Demirian - Chair	135,000	200,000	335,000
Sandra Hanington[4]	67,677	175,000	242,677
Kelley Irwin[5]	70,967	175,000	245,967
Dennis Maple	77,000	175,000	252,000
Chris Muntwyler	75,250	175,000	250,250
Jane O’Hagan	84,000	175,000	259,000
John J. Walker	96,250	175,000	271,250
(1) Of the fees disclosed, each of the following directors elected to receive the following amounts in the form of DSUs under the DSU Plan (number of DSUs expressed in parentheses): (i) Sandra Hanington – $33,839 (418); (ii) Kelley Irwin – $35,484 (439); (iii) Dennis Maple – $77,000 (956); (iv) Chris Muntwyler – $75,250 (935); (v) Jane O’Hagan – $84,000 (1,104); and (vi) John J. Walker – $96,250 (1,195). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on the NASDAQ in the period of five trading days preceding the date of the grant.
(2) Amounts set forth in this column reflect awards of DSUs under the DSU Plan (other than DSUs that directors elected to receive in lieu of fees). DSUs are valued by multiplying the number of DSUs granted and the weighted-average closing price of the Common Shares on NASDAQ in the five trading days preceding the date of the grant.
(3) Table does not include any amounts paid as reimbursement of expenses.
(4) Ms. Hanington was appointed to the Compensation Committee and the Corporate Governance Committee following the Annual General Meeting on June 15, 2023.
(5) Ms. Irwin was appointed to the Audit Committee and the Nominating Committee following the Annual General Meeting on June 15, 2023.

Outstanding Director Option-Based Awards and Share-based Awards

The following table details the outstanding share-based awards for each of the Corporation’s non-employee directors as at January 31, 2024. The Corporation’s non-employee directors did not hold any outstanding option-based awards as of the date of this Circular.

	Share-based Awards
Name	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed[1]
	(#)	($)	($)
Deepak Chopra	–	–	1,158,903
Deborah Close	–	–	3,538,373
Eric A. Demirian	–	–	5,930,106
Sandra Hanington	–	–	506,095
Kelley Irwin	–	–	484,986
Dennis Maple	–	–	2,593,803
Chris Muntwyler	–	–	1,216,187
Jane O’Hagan	–	–	5,230,437
John J. Walker	–	–	6,588,695
(1) All share-based awards that have vested are in the form of DSUs. DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board. The market value of DSUs was determined using the closing price of the Common Shares on NASDAQ on January 31, 2024 ($87.59), the last business day of fiscal 2024.

Director Incentive Plan Awards – Value Vested or Earned During Fiscal 2024

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year[1] ($)
Deepak Chopra	–	175,000
Deborah Close	–	175,000
Eric A. Demirian	–	200,000
Sandra Hanington	–	208,839
Kelley Irwin	–	210,484
Dennis Maple	–	252,000
Chris Muntwyler	–	250,250
Jane O’Hagan	–	259,000
John J. Walker	–	271,250
(1) Amounts shown are inclusive of annual share-based awards plus any fees earned which are taken in the form of DSUs.  DSUs vest on grant, however, are not paid to the director until the director ceases to serve on the Board of Directors.

Director Equity Ownership Policy

The Corporation has an equity ownership policy applicable to directors (the “Director Equity Ownership Policy”).

The objective of the Director Equity Ownership Policy is to ensure that non-Management members of the Board acquire and hold a meaningful ownership interest in the Corporation within a reasonable period following the individual’s election or appointment to the Board. Under the policy, within five years of becoming subject to the policy, each non-Management director is required to attain and maintain the following equity ownership level. During a period when a non-Management director has not met the applicable equity ownership levels, the non-Management director must elect to receive at least 50% of the base annual retainer received by the director for serving on the Board in the form of DSUs.

Position	Equity Ownership Level as a Multiple of Annual Base Retainer
Non-Management Director	3X

For purposes of the Director Equity Ownership Policy, “Market Value” for determining compliance means the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding the measurement date. In determining compliance with the Director Equity Ownership Policy, Common Shares are included and valued at Market Value at the date of measurement and DSUs are included and valued at Market Value at the date of measurement.

The following table identifies the equity ownership levels of each of the current Directors, other than Mr. Ryan, Chief Executive Officer, as at April 29, 2024 with reference to the minimum equity ownership levels required by the Director Equity Ownership Policy. Where Market Values have been included in the table they are calculated by multiplying the number of securities by the volume-weighted average trading price of a Common Share on the TSX for the five trading days preceding April 29, 2024, being Cdn.$128.62 converted to US dollars at the rate of 1 US dollar = 1.3668, being the indicative foreign exchange rate reported by the Bank of Canada on April 26, 2024. Minimum equity ownership levels are determined by multiplying the level set out in the Director Equity Ownership Policy by the current annual base retainer (which, as of the date of this Circular, is $135,000 for Mr. Demirian in his role as Chair and $60,000 for other directors):

Name	Minimum Equity Ownership Level ($)	Value of Holdings per Equity Ownership Policies(1) ($)	Minimum Equity Ownership Level Achieved?
Deepak Chopra	180,000	1,245,077	Yes
Deborah Close	180,000	3,801,479	Yes
Eric A. Demirian	405,000	7,312,087	Yes
Sandra Hanington	180,000	708,502	Yes
Kelley Irwin	180,000	531,306	Yes
Dennis Maple	180,000	2,806,152	Yes
Chris Muntwyler	180,000	1,325,629	Yes
Jane O'Hagan	180,000	5,640,723	Yes
John Walker	180,000	7,614,063	Yes
 (1) As calculated in accordance with the Director Equity Ownership Policy methodology described above.  The value of holdings is based on DSUs held by the Director as well as any Common Shares owned by the Director (if applicable).

SECURITY-BASED COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31st, 2024 and April 29, 2024, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of Common Shares to be issued under equity compensation plans to employees and others as a percentage of the Corporation’s Common Shares outstanding as of each of January 31st, 2024 and April 29, 2024.

Plan Category	Plan	As of	(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights(1) (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights(2) ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))(1) (#)
Equity compensation plans approved by shareholders(3)	1998 Stock Option Plan	January 31, 2024	1,568,551 (1.8%)	Cdn.$70.59	2,442,749 (2.9%)
	PRSU Plan		1,718,802 (2.0%)	N/A	386,778 (0.5%)
	1998 Stock Option Plan	April 29, 2024	1,717,874 (2.0%)	Cdn.$80.65	2,168,407 (2.5%)
	PRSU Plan		1,797,326 (2.1%)	N/A	172,924 (0.2%)
Equity compensation plans not approved by shareholders(4)		January 31, 2024	19,926 (0.0%)	19,926 (0.0%)	N/A
		April 29, 2024	19,926 (0.0%)	N/A	N/A
TOTAL		January 31, 2024	3,307,279 (3.9%)	3,307,279 (3.9%)	Cdn.$70.59
		April 29, 2024	3,434,942 (4.0%)	3,515,200 (4.1%)	Cdn.$80.65
(1) PSU awards under the PRSU Plan are subject to performance vesting criteria. The number of PSUs that vest on a vesting date is subject to an adjustment factor which ranges from 0.0 to 2.0 for unvested outstanding grants. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. In this chart, the number of Common Shares to be issued upon redemption of outstanding PSUs assumes a 2.0 adjustment factor.
(2) RSUs and PSUs issued under the PRSU Plan are excluded from the total calculation of weighted-average exercise price.
(3) The Corporation’s 1998 Stock Option Plan and the PRSU Plan, each of which is described in more detail below, are the only current equity compensation plans that have been approved by shareholders pursuant to which the Corporation may issue previously unissued Common Shares.
(4) In connection with Mr. Allan Brett joining the Corporation as Chief Financial Officer, on July 3, 2014 he was granted (a) 6,642 RSUs redeemable for Common Shares, and (b) 6,642 PSUs redeemable for Common Shares. The other material features of the foregoing RSUs and PSUs are the same as provided for under the PRSU Plan but were not granted pursuant to such plan. Please see the section entitled “Security-Based Compensation Plans – PRSU Plan”. The foregoing equity compensation was, in each case, granted without shareholder approval, in compliance with an allowance under the rules of the TSX, as an inducement for such individual to enter into a contract of full-time employment with the Corporation.

1998 Stock Option Plan

Eligible participants (“Participants”) under the Corporation’s 1998 Stock Option Plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an exercise price established upon approval of the grant by the Board. A maximum aggregate of 13,154,787 Common Shares have been reserved for issuance under the 1998 Stock Option Plan since its inception, representing 15.41% of the issued and outstanding Common Shares as of April 29, 2024. As at each of January 31, 2024 and April 29, 2024, the Common Shares issuable pursuant to outstanding options under the 1998 Stock Option Plan were 1,568,551 and 1,717,874, respectively, and the aggregate number of Common Shares remaining available for issuance pursuant to further grants was 2,442,749 and 2,168,407, respectively.

As of April 29, 2024, an aggregate of 9,268,506 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the 1998 Stock Option Plan’s inception, representing 10.85% of the 85,390,142 Common Shares outstanding as of April 29, 2024

The annual “burn rate” under the 1998 Stock Option Plan for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of options granted during the fiscal year by the weighted average number of Shares outstanding for the fiscal year, is set forth in the following table:

	Fiscal 2022	Fiscal 2023	Fiscal 2024
Options Granted during the fiscal period	271,025	356,014	278,845
Weighted average number of Common Shares outstanding for the fiscal period	84,591,234	84,791,155	85,067,552
“Burn Rate”	0.32%	0.42%	0.33%

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed, and on which at least one board lot was traded, on the first business day immediately preceding the day on which the grant was made. The 1998 Stock Option Plan does not authorize grants of options with an exercise price below this market price. Vesting rules for stock option grants are determined by the Board and set out in the option grant agreement between the Participant and the Corporation. The typical vesting for employee grants is annual vesting over five years, and the typical vesting for directors and executive officers is quarterly vesting over three to five years. The term of the options is established by the Board and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of an option may not exceed 10 years from the date of the grant. All outstanding options that have been granted pursuant to the 1998 Stock Option Plan have terms of seven years. Options that would expire within, or within the 10 business days that follow, a trading black-out may be exercised within 10 business days following the end of such trading black-out. Notwithstanding any of the foregoing, the Compensation Committee of the Board has the sole and complete authority to take any action required by Section 162(m) of the United States Internal Revenue Code of 1986, as amended (the "US Tax Code"), with respect to any awards under the 1998 Stock Option Plan that are intended to be performance-based compensation under Section 162(m) of the US Tax Code.

No options may be granted under the 1998 Stock Option Plan if, together with any of the Corporation’s other security based compensation arrangements of the Corporation, such grant of options could result in the aggregate number of Common Shares (i) issued to insiders, within any one-year period or (ii) issuable to insiders at any time, in either case, exceeding 10% of the issued and outstanding Common Shares; provided, however, that the number of options or Share Appreciation Rights (“SARs”) that may be granted to any Participant in any one calendar year shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis).

No options may be granted under the 1998 Stock Option Plan to any non-employee director if such grant would, at the time of the grant, result in: (i) the aggregate number of Common Shares reserved for issuance to non-employee directors under the 1998 Stock Option Plan and all other security-based compensation arrangements of the Corporation exceeding 1.0% of the total number of Common Shares then-issued and outstanding; (ii) the aggregate value of options granted to the non-employee director during the Corporation’s fiscal year exceeding $100,000; or (iii) the aggregate value of options and, in the case of security based compensation arrangements that do not provide for the granting of options (“Full Value Awards”), the grant date value of Common Shares, granted to the non-employee director during the Corporation’s fiscal year exceeding $150,000, provided that any Full Value Award elected to be received by a non-employee director, in the non-employee director’s discretion, in place of the same value of foregone cash compensation from the Corporation shall not be counted toward the foregoing $150,000 limit.

The 1998 Stock Option Plan also provides for the issuance of SARs in tandem with options. Shareholder approval for such amendment was not required under the 1998 Stock Option Plan or pursuant to the rules of the TSX or NASDAQ and therefore was not sought. Under the terms of the 1998 Stock Option Plan, each SAR entitles the holder to surrender to the Corporation, unexercised, the right to subscribe for a Common Share pursuant to the related option and receive from the Corporation cash in an amount equal to the fair market value of a Common Share on the date the SAR is exercised minus the exercise price under the related option, net of applicable withholding taxes and other source deductions. For this purpose, fair market value of a Common Share is deemed to be the amount that would be the exercise price of an option covering such Common Share, if such option were granted on the date of exercise of the SAR. The Corporation may, if authorized by the Board in its discretion, in lieu of all or a portion of the cash amount that would be payable to a holder of a SAR in respect of the exercise of one or more SARs, issue to such holder Common Shares equal to the number produced by dividing the amount that would be payable in cash in respect of the exercise of such SARs by the amount that would be the fair market value of a Common Share on the date of exercise of the SARs, rounded down to the next whole Common Share.

Each unexercised SAR terminates when the related option is exercised or the option terminates. Upon each exercise of a SAR in respect of a Common Share covered by an option such option shall be cancelled in respect of such Common Share and shall be of no further force or effect. If any option is cancelled in connection with the exercise of the related SAR, the aggregate number of Common Shares that may be issued pursuant to the 1998 Stock Option Plan shall be reduced by the number of Common Shares underlying such cancelled options.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates, subject to the discretion of the Board. In the event of the death of a Participant, each option granted to that Participant that has not then vested immediately terminates, subject to the discretion of the Board, and all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board, each option granted to the Participant that has not vested will immediately terminate, subject to the discretion of the Board, and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

A Participant may assign or transfer one or more options granted under the 1998 Stock Option Plan to a personal holding corporation wholly owned by such Participant or to a registered retirement savings plan established for the sole benefit of such Participant. Except as specified above and in the preceding paragraph, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options is permitted.

The 1998 Stock Option Plan does not permit financial assistance to be provided to Participants to facilitate the purchase of Common Shares pursuant to options granted.

The Corporation may withhold from any amount payable to a Participant such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to Options hereunder (“Withholding Obligations”). The Corporation also has the right, in its discretion, to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant or causing any Participant to sell such number of Common Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting any commissions payable to the broker).

The following types of amendments to the 1998 Stock Option Plan require shareholder approval: (i) any increase in the maximum number of Common Shares issuable by the Corporation under the 1998 Stock Option Plan; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the 1998 Stock Option Plan; (iii) any amendment that would increase or delete the percentage limits on the aggregate number of Common Shares issuable or that could be issuable to insiders under the 1998 Stock Option Plan; (iv) any amendment that would increase or delete the maximum term during which options may be exercised pursuant to the 1998 Stock Option Plan to be greater than 10 years; (v) any amendment that would extend the expiry date of any outstanding option, subject to the expiry date occurring during a trading black-out; (vi) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the 1998 Stock Option Plan) including a cancellation of an option and re-grant of an option to the same Participant in conjunction therewith, constituting a reduction of the exercise price of the option; (vii) any exchange for cash or other entitlements of an option for which the exercise price is equal to, or less than, the fair market value of a Common Share; (viii) any amendment that would permit transfers or assignments to persons not currently permitted under the 1998 Stock Option Plan; (ix) any amendment that would expand the scope of those persons eligible to participate in the 1998 Stock Option Plan; (x) any amendment to increase or delete the value of options granted or the percentage limit relating to Common Shares issuable, in each case, to non-executive directors; (xi) any amendment that would allow the Board to reduce the aggregate number of Common Shares that may be issued under the 1998 Stock Option Plan in respect of the exercise of a SAR by less than one whole Common Share; (xii) any amendment to provide for other types of compensation through equity issuance; and (xiii) any amendment to the amendment procedures. Any amendment other than those expressly enumerated in the 1998 Stock Option Plan or that would require shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ) may be made by the Board without shareholder approval.

PRSU Plan

On April 30th, 2012, the Board adopted the PRSU Plan pursuant to which the Board may, from time to time, determine those eligible employees who will receive a grant of RSUs and/or PSUs. See also “Matters to be Acted Upon at the Meeting – 4. Approval of Amendments to the Performance and Restricted Share Unit Plan”.

As of April 29, 2024, there were 1,018,389 PSUs and 492,939 RSUs issued and outstanding pursuant to the PRSU Plan, with a potential of up to a further 285,998 PSUs being earned if a maximum 2.0 performance factor is achieved in respect of the outstanding PSU awards.

Over the past three fiscal years, the Corporation’s “burn rate” under the PRSU Plan has been as follows:

	Fiscal 2022	Fiscal 2023	Fiscal 2024
RSUs and PSUs Granted during the fiscal period[1]	204,981	259,633	252,042
Weighted average number of Common Shares outstanding for the fiscal period	84,591,234	84,791,155	85,067,552
“Burn Rate”	0.24%	0.31%	0.30%
(1) The number of PSUs granted for the purposes of the above is calculated based on the maximum number of PSUs that could be earned over the three-year performance period applicable to the PSUs using a maximum 2.0 performance factor.

As of April 29. 2024: (i) the maximum number of Common Shares available for issuance under the PRSU Plan since its establishment was 2,587,500 Common Shares, representing 3.03% of the issued and outstanding Common Shares as at that date; and (ii) the number of Common Shares remaining available for future issuance under the PRSU Plan was 172,924 Common Shares, representing 0.2% of the issued and outstanding Common Shares as at that date; provided that Common Shares reserved for issuance pursuant to Share Units that are terminated or are cancelled without having been redeemed will again be available for issuance under the PRSU Plan; and also provided that Common Shares underlying Share Units that are redeemed will not again be available for issuance under the PRSU Plan.

Pursuant to the terms of the PRSU Plan: (i) the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options and/or under any other security-based compensation arrangement of the Corporation to any one person shall not exceed 5% of the issued and outstanding Common Shares of the Corporation; (ii) the number of Common Shares issued to any insider or that insider's associates under the PRSU Plan and/or under any other security-based compensation arrangement of the Corporation shall not exceed 5% of the issued and outstanding Common Shares of the Corporation within a 12-month period; and (iii) the aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the PRSU Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

Subject to the Compensation Committee reporting to the Board on all matters relating to the PRSU Plan and obtaining approval of the Board for those matters required by the Compensation Committee’s mandate, the PRSU Plan is administered by the Compensation Committee, which has the sole and absolute discretion to recommend to the Board the individuals to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the PRSU Plan; establish conditions to the vesting of Share Units; set, waive, and amend performance targets; and make any other determinations that the Compensation Committee deems necessary or desirable for the administration of the PRSU Plan. Any decision of the Compensation Committee with respect to the administration and interpretation of the PRSU Plan will be conclusive and binding on the participants.

The Board may award Share Units to any eligible person and an eligible person may elect to defer compensation to be received under the Corporation's annual incentive program in the form of RSUs, by delivering to the Corporation an election notice not later than December 31 of the year preceding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned. Such eligible person will be awarded the number of RSUs determined by dividing the dollar amount of incentive compensation to be deferred by the Fair Market Value as at the award date.

Each Share Unit granted to a participant under the PRSU Plan is credited to the participant’s share unit account. From time to time, a participant’s share unit account will be credited with Dividend Share Units in respect of outstanding PSUs or RSUs, as applicable, on each dividend payment date in respect of which dividends are paid in the ordinary course on Common Shares. Such Dividend PSUs and Dividend RSUs are computed as the amount of any such dividend declared and paid per Common Share multiplied by the number of PSUs and RSUs, as applicable, recorded in the participant’s share unit account on the date for the payment of such dividend, divided by the Fair Market Value as at the dividend payment date.

Each RSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee.

Each PSU vests on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the PRSU Plan or is determined by the Compensation Committee, conditional on the satisfaction of any additional vesting conditions established by the Compensation Committee. The number of PSUs that vest on a vesting date are the number of PSUs and Dividend PSUs scheduled to vest on such vesting date multiplied by the applicable adjustment factor set out in the relevant grant agreement. The adjustment factor, which ranges from 0.0 to 2.0 for outstanding grants, is determined based on the relative performance of the Corporation with respect to a group of comparator companies determined by the Compensation Committee.

Canadian participants may elect at any time to redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date. U.S. participants shall elect to redeem vested Share Units on a fixed date or dates after the date the Share Units become vested and on or before the expiry date in accordance with the terms of the PRSU Plan. A participant who does not elect an early redemption date as specified under the PRSU Plan shall have vested Share Units redeemed on their expiry date. The expiry date for Share Units is determined by the Compensation Committee for each applicable grant.

The Corporation redeems each Share Unit elected to be redeemed by a participant on the applicable redemption date by (i) issuing to the participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings (as defined in the PRSU Plan); or (ii) at the election of the participant and subject to the consent of the Corporation, paying the participant an amount in cash equal to: (A) the number of vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii).

If a Share Unit would be redeemed within a trading blackout period applicable to the holder of the Share Unit, such redemption will automatically be postponed until the trading blackout period ends.

Rights respecting Share Units and Dividend Share Units are not transferable or assignable other than by will or the laws of descent and distribution.

In the event a participant’s employment is terminated due to resignation by the participant or by the Corporation for just cause, the participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units which are not vested at the participant’s termination date. All vested Share Units will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the Corporation without just cause, a pro-rata portion of the participant’s unvested PSUs and Dividend PSUs will vest immediately prior to the participant’s termination date, based on the number of complete months from the first day of the performance period to the applicable termination date divided by the number of months in the performance period and using an adjustment factor of one. Similarly, if the participant's employment is terminated by the Corporation without just cause, a pro-rata portion of the participant's unvested RSUs and Dividend RSUs will vest immediately prior to the participant's termination date, based on the number of months from the first day of the grant term to the termination date divided by the number of months in the grant term. The participant’s vested PSUs and RSUs will be redeemed as at the participant’s termination date.

In the event a participant’s employment is terminated by the death or disability of the participant or the participant ceases to be employed due to retirement, all of the participant’s PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of such event, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

In the event that employment of a participant is terminated by the Corporation without just cause or if the participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control (as such term is defined under the PRSU Plan) which includes, among other things the acquisition of 50% or more of the Common Shares, sale of all or substantially all of the assets of the Corporation or a significant change in directors of the Corporation, all of the participant's Share Units and related Dividend Share Units as applicable will vest immediately prior to the participant’s termination date, for purposes of PSUs using an adjustment factor of one, and will be redeemed as at that date.

The Board may amend, suspend or terminate the PRSU Plan, or any portion thereof or, subject to the consent of the holder, any outstanding Share Units granted thereunder, at any time, and in whole or in part, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ), if any, that require the approval of shareholders or any governmental or regulatory body, provided that, the Board may not, without seeking shareholder approval of the holders of a majority of the Common Shares present and voting in person or by proxy at a meeting of shareholders, make:

(i)	amendments to the number of Common Shares issuable under the PRSU Plan;
(ii)	any amendment expanding the categories of eligible person which would have the potential of permitting the introduction of non-employee members of the Board;
(iii)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;
(iv)	the addition of any other provision which results in participants receiving Common Shares while no cash consideration is received by the Corporation;
(v)	any amendment that would increase or remove the insider participation limits;
(vi)	amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; and
(vii)	amendments to the amending provision within the PRSU Plan.

Without limiting the generality of the foregoing pre-amble, but subject to the foregoing listed subsections, the Board may, without shareholder approval, make:

(i)	amendments that are of a “housekeeping” nature;
(ii)
amendments to the terms and conditions of the PRSU Plan necessary to ensure that the PRSU Plan complies with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(iii)	amendments to the provisions of the PRSU Plan respecting administration of the PRSU Plan and eligibility for participation under the PRSU Plan;
(iv)	amendments to the provisions of the PRSU Plan respecting the terms and conditions on which Share Units may be granted to eligible persons pursuant to the PRSU Plan; and
(v)	any other amendments not requiring shareholder approval under the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ).

Subject to the foregoing, the Board may amend or modify any outstanding Share Unit in any manner, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

Directors’ DSU Plan

The Corporation adopted a deferred share unit plan (the “DSU Plan”) effective June 28th, 2004. Pursuant to the DSU Plan, non-employee directors are entitled to elect to receive deferred share units (“DSUs”) in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Although each DSU is fully vested on grant, it is not payable by the Corporation until the non-employee director ceases to be a member of the Board. Each director is required to hold the DSUs until the director either resigns or is not re-elected to the Board, following which the DSU will be redeemed by the Corporation for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares are issuable pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted prior to the date of amendment without the consent of the director.

Cash-settled RSU Plan

The Corporation adopted a cash-settled restricted share unit plan (the “CRSU Plan”) effective May 23rd, 2007. Pursuant to the CRSU Plan, full-time employees and outside directors are eligible to receive cash-settled restricted share units (“CRSUs”) in respect of services rendered in a fiscal year. A participant is entitled to receive a payout in respect of each vested CRSU, with each CRSU having a value equal to the market price of the Common Shares, which under the CRSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of the payout. Vesting terms and conditions for the CRSUs may be set out in a separate grant agreement, provided that all CRSUs automatically vest on December 1st of the third calendar year following the end of the calendar year that includes the last day of the fiscal year in which services to which the grant of CRSUs relates were rendered. Vested CRSUs must be paid out by the Corporation within 30 days of vesting and, at the latest, by the end of the calendar year in which they vest. No Common Shares are issuable pursuant to the CRSU Plan. There are no restrictions on a participant assigning his or her entitlement to payment pursuant to the CRSU Plan. The Corporation may amend the CRSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of a participant in CRSUs granted prior to the date of amendment without the consent of the participant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer, either current or having held such position during fiscal 2024, or any person nominated for election to the Board at the Meeting, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at May 1, 2024, or has been, at any time since the beginning of fiscal 2024, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or any of its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

            Except as otherwise disclosed in this Circular, no person who has been a director or an executive officer of the Corporation at any time since the beginning of fiscal 2024, or any person nominated for election to the Board at the Meeting, or any associate or affiliate of any such director or executive officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. Except as otherwise disclosed in this Circular, no informed person or any associate or affiliate of any informed person has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2024 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided in the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31st, 2024 prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and related Management’s Discussion & Analysis. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 202358 or by e-mail at investor@descartes.com to request copies of these documents.

SHAREHOLDER PROPOSALS

Based on the current provisions of the CBCA, persons entitled to vote at the next annual meeting of the Corporation, and who wish to submit a proposal at that meeting, must submit proposals by January 23rd, 2025.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of May 1st, 2024.

THE DESCARTES SYSTEM GROUP INC.

Peter Nguyen
Corporate Secretary

SCHEDULE “A”
THE DESCARTES SYSTEMS GROUP INC.
PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

Effective April 30, 2012 and amended and restated as at June 1, 2017,
June 16, 2022 and ● 2024

THE DESCARTES SYSTEMS GROUP INC.
PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

Section 1.	Interpretation and Administrative Provisions

1.1	Purpose

The purposes of the Plan are to: (i) support the achievement of the Corporation’s performance objectives; (ii) ensure that interests of key persons are aligned with the success of the Corporation; (iii) provide compensation opportunities to attract, retain and motivate senior management critical to the long-term success of the Corporation and its subsidiaries; and (iv) mitigate excessive risk taking by the Corporation’s key employees.

1.2	Definitions

For the purposes of the Plan, the following terms have the following meanings:

“Adjustment Factor” means the Adjustment Factor set out in the Grant Agreement for an award of Performance Share Units.

“Applicable Withholdings” means all income taxes and statutory amounts required to be withheld by a Participating Company in respect of any Share Units.

“Award Date” means the date that incentive compensation is paid to a Participant under the Corporation’s annual incentive plan.

“Blackout Period” means a period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain individuals as designated by the Corporation, including any holder of Share Units.

“Board” means the board of directors of the Corporation.

“Canadian Participant” means any Participant who is not a U.S. Participant and who is a Canadian resident for tax purposes.

“Change of Control “shall be deemed to have occurred if (i) any person (as defined in the Securities Act (Ontario)) becomes, after the date hereof, the owner or “beneficial owner” (as defined in the Securities Act (Ontario)), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding securities; (ii) during any two year period, individuals who at the beginning of such period constitute the Board, including for this purpose any additional director whose election was approved by a vote of a majority of the directors then in office or who were appointed by the directors then in office, cease for any reason to constitute a majority thereof; (iii) the Corporation consummates a merger, amalgamation, arrangement or consolidation of the Corporation or other similar transaction with or into another corporation (a “Reorganization”), the result of which is that the shareholders of the Corporation at the time of the execution of the agreement relating to the Reorganization own less than 50% of the total equity of the corporation surviving or resulting from the Reorganization or of a corporation owning, directly or indirectly, 100% of the total equity of such surviving or resulting corporation; or (iv) the sale in one or a series of transactions of all or substantially all of the consolidated assets of the Corporation, other than to any entity which was a Subsidiary of the Corporation prior to the sale.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time and the Treasury Regulations promulgated thereunder.

“Committee” means the Compensation Committee of the Board or such other committee as the Board designates from time to time.

“Common Share” means a common share of the Corporation.

“Corporate Transaction” means, whether completed in one or a series of transactions, any (i) Change of Control, (ii) capital reorganization, (iii) amalgamation, (iv) acquisition by a person of Common Shares such that the Common Shares acquired, together with the person’s Common Shares and Common Shares of any person acting jointly or in concert with such person, constitute in the aggregate 40% or more of the Common Shares outstanding immediately after such acquisition, unless another person has previously acquired and continues to hold Common Shares that represent a greater percentage than the first-mentioned person, (v) arrangement, plan of arrangement or other scheme or reorganization, (vi) liquidation of all or substantially all of the consolidated assets of the Corporation or wind-up of the Corporation’s business or significant reorganization of its affairs or the commencement of proceedings for such a liquidation, winding-up or reorganization (except where such reorganization is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and the shareholdings remain substantially the same following the reorganization), or (vii) extraordinary distributions to shareholders of the Corporation of all or substantially all of the consolidated assets of the Corporation; provided that a Corporate Transaction shall exclude: (i) any transaction to which the parties are limited to the Corporation and/or any one or more Subsidiaries of the Corporation prior to the time of the transaction, (ii) the completion of a treasury offering of securities of the Corporation or a Subsidiary of the Corporation, or (iii) the dividend or other distribution by the Corporation or one of its Subsidiaries of shares in the capital of the Corporation.

“Corporation” means The Descartes Systems Group Inc.

“Descartes Performance” for each Performance Period means, unless otherwise determined by the Committee: (i) the Fair Market Value of a Common Share as at the last day of the Performance Period, plus (ii) the amount of all dividends declared on a Common Share during the Performance Period divided by (iii) the Fair Market Value of a Common Share on the first day of the Performance Period.

“Disability” means the termination of the Participant’s employment at a time when the Participant is eligible for long term disability benefits under the Corporation’s long term disability program.

“Dividend Performance Share Unit” has the meaning set out in Section 3.3.

“Dividend Restricted Share Unit” has the meaning set out in Section 3.3.

“Dividend Share Unit” means a Dividend Performance Share Unit or a Dividend Restricted Share Unit.

“Election Notice” means a notice substantially in the form set out as Schedule C, as amended by the Committee from time to time.

“Eligible Person” means any employee or officer of a Participating Company and includes any such person who is on a leave of absence authorized by a Participating Company (which shall include all statutory leaves of absence), but, for greater certainty, does not include any non-employee member of the Board.

“Expiry Date” means the expiry date set out in the Grant Agreement or, if such expiry date occurs during a Blackout Period, such date that is the day after the applicable Blackout Period ends.

“Fair Market Value” means the volume weighted average trading price of a Common Share of the Corporation or a common share of a Peer Group company, as applicable, on the principal stock exchange on which such common shares are traded for the 5 trading days immediately preceding the applicable day (calculated as the total value of common shares traded over the 5-day period divided by the total number of common shares traded over the 5-day period).

“Grant Agreement” means an agreement substantially in the form set out as Schedule A, in the case of Performance Share Units and substantially in the form set out as Schedule B, in the case of Restricted Share Units, each as amended by the Committee from time to time.

“Grant Date” means the date the Board completes all requisite actions required to approve the grant of a Share Unit.

“Grant Term” has the meaning set out in the Grant Agreement for Restricted Share Units.

“Just Cause” has the meaning set out in the employment agreement of the Participant for a termination for cause, if applicable, and otherwise means the Participant (i) willfully fails to perform his duties with the Corporation; (ii) commits theft, fraud, dishonesty or misconduct involving the property, business or affairs of the Corporation or any of its Subsidiaries or in the performance of his/her duties;: (iii) willfully breaches or fails to follow any material term of his or her employment agreement; (iv) is convicted of a crime which constitutes an indictable offence; or (v) engages in any act or omission which would be treated as cause by a court of competent jurisdiction in the jurisdiction in which the Participant is employed.

“Market Capitalization” of an entity shall be calculated on the basis set out for calculating market capitalization in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, as such instrument and National Instrument 62-104 Take-Over Bids and Issuer Bids are formulated as of May 1st, 2022.

“Participant” means any Eligible Person to whom a Share Unit is granted.

“Participating Company” means the Corporation, and such of its Subsidiaries as are designated by the Board from time to time.

“Peer Group” means that group of companies determined by the Committee for a Performance Period and set out in the Grant Agreement. The Peer Group for an outstanding award of Performance Share Units may be amended by the Committee from time to time during the Performance Period, to reflect material changes to the Corporation or any member of the Peer Group.

“Peer Group Performance” for each Performance Period means, unless otherwise determined by the Committee, for each Peer Company, the (i) the Fair Market Value of a common share of the Peer Company as at the last day of the Performance Period; plus (ii) the amount of all dividends declared on a common share of the Peer Company during the Performance Period; divided by (iii) the Fair Market Value of a common share of the Peer Company on the first day of the Performance Period.

“Performance Period” means the period commencing February 1 of the year in respect of which a grant of Performance Share Units is made and ending on January 31, 36 months following the commencement of the Performance Period.

“Performance Share Unit” means a right granted to an Eligible Person to receive, as set out in the Plan, a Common Share or, at the election of the Participant and subject to the Corporation’s consent, the cash equivalent of a Common Share, based on the achievement of the performance criteria set out in the Plan or the applicable Grant Agreement.

“Plan” means The Descartes Systems Group Inc. Performance and Restricted Share Unit Plan as amended from time to time.

“Recognized Stock Exchange” means any national stock exchange or market, including without limitation Toronto Stock Exchange, New York Stock Exchange, or NASDAQ and any successor exchange or market thereto.

“Redemption Date” means the date elected by a Canadian Participant pursuant to Section 3.4(a) and the date elected by a U.S. Participant pursuant to section 3.4(b).

“Redemption Notice” mean a notice substantially in the form set out as Schedule D as amended by the Committee from time to time.

“Relative Performance” for each Performance Period means, unless otherwise determined by the Committee, the percentile ranking of the Descartes Performance relative to the Peer Group Performance for each Peer Company.

“Restricted Share Unit” means a right granted to an Eligible Person to receive, as set out in the Plan, a Common Share or, at the election of the Participant and subject to the Corporation’s consent, the cash equivalent of a Common Share.

“Retirement” means the cessation of the employment of a Participant with the Participating Company which is deemed to be a retirement by a resolution of the Committee in its sole discretion.

“Separation from Service” means, with respect to a U.S. Participant, the first date on or after the U.S. Participant’s Termination Date on which the Participant has a separation from service under Treasury Regulation Section 1.409A-1(h).

“Share Unit” means a Performance Share Unit or a Restricted Share Unit.

“Share Unit Account” means the notional account maintained for each Participant to which Share Units are credited.

“Share Unit Amount” has the meaning set out in Section 3.5.

“Subsidiary” means any entity that is an “subsidiary” for purposes of the Canadian Securities Administrators National Instrument 45-106 Prospectus and Registration Exemptions, as amended from time to time.

“Termination Date” means the date on which a Participant ceases to be an Eligible Person for any reason, whether lawful or otherwise (including, without limitation, by reason of resignation, termination for Just Cause, termination without Just Cause, death, Disability, constructive dismissal, Retirement or frustration of contract), without regard to any pay in lieu of notice (whether paid by lump sum or salary continuance), benefits continuance, or other termination or severance payments or benefits which the Participant may then receive or be entitled to receive, whether pursuant to contract, common law or otherwise, except as expressly required by applicable employment or labour standards legislation.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.S. Participant” means, any Participant who is a United States citizen or United States resident alien as defined for purposes of Code Section 7701(b)(1)(A).

“Vested Performance Share Unit” has the meaning set out in Section 4.2.

“Vested Restricted Share Unit” has the meaning set out in Section 5.1.

“Vested Share Unit” means a Vested Performance Share Unit or a Vested Restricted Share Unit.

“Vesting Date” means the date or dates designated in the Grant Agreement, or such earlier date as is provided for in the Plan or is determined by the Committee.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing a gender include all genders.

1.3	Effective Date of Plan

The effective date of the Plan shall be April 30, 2012.

1.4	Common Shares Reserved for Issuance

(a)
A maximum of Four Million, Tree Hundred and Fifty Three Thousand and Three Hundred and Forty (4,353,340) Common Shares are available for issuance under this Plan, provided that Common Shares reserved for issuance pursuant to Share Units which are cancelled or terminated without having been redeemed will again be available for issuance under this Plan and also provided that the Common Shares underlying Share Units which are redeemed for cash will not again be available for issuance under this Plan.

(b)
Under no circumstances may the Plan, together with all of the Corporation’s other previously established or proposed security based compensation arrangements result, at any time, in the number of Common Shares reserved for issuance pursuant to Share Units and/or other units or stock options to any one person exceeding 5% of the outstanding issue.

(c)
Any insider and that insider’s associates may not, within a 12-month period, be issued a number of Common Shares under the Plan and/or under any other security based compensation arrangement of the Corporation exceeding 5% of the outstanding issue.

(d)
The aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the Plan and any other security based compensation arrangement of the Corporation may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

(e)
The terms “security based compensation arrangement” and “insider” have the meanings attributed thereto in the Toronto Stock Exchange Company Manual for purposes of s. 613 of the Toronto Stock Exchange Company Manual.

Section 2.	Administration

2.1	Administration of the Plan

Subject to the Committee reporting to the Board on all matters relating to this Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, this Plan will be administered by the Committee which has the sole and absolute discretion to: (i) recommend to the Board grants of Share Units to Eligible Persons; (ii) interpret and administer the Plan; (iii) establish, amend and rescind any rules and regulations relating to the Plan; (iv) determine which Participating Company will grant Share Units; (v) establish conditions to the vesting of Share Units; (vi) set, waive and amend performance targets; and (vii) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan.  The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable.  Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Participants.

To the extent that any Share Unit granted to a U.S. Participant is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Share Unit shall be subject to such additional rules and requirements as specified by the Committee from time to time in order to comply with Code Section 409A.  If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Participant to incur any tax, interest or penalties under Code Section 409A, the Committee may, in its sole discretion and without the U.S. Participant’s consent, modify such provision to (i) comply with, or avoid being subject to, Code Section 409A, or to avoid incurring taxes, interest or penalties under Code Section 409A, and otherwise (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Participant of the applicable provision without materially increasing the cost to any Participanting Company or contravening Code Section 409A.  However, the Corporation shall have no obligation to modify the Plan or any Share Unit and does not guarantee that Share Units will not be subject to taxes, interest and penalties under Code Section 409A.

2.2	Governing Law

The Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.3	Determination of Value if Common Shares Not Publicly Traded

Should Common Shares no longer be publicly traded at the relevant time such that the Fair Market Value cannot be determined in accordance with the formula set out in the definition of that term, the Fair Market Value of a Common Share shall be determined by the Board in its sole discretion.

2.4	Taxes and Other Source Deductions

A Participating Company shall be authorized to deduct from any amount to be paid or credited hereunder any Applicable Withholdings in such manner as the Coropration determines, to the extent such Applicable Withholdings are not datisfied through the sale of Shares as provided in Section 3.5.

2.5	U.S. Participant

Notwithstanding any other provision of the Plan to the contrary:

(a)
If at the time of Separation from Service the Company’s stock is publicly traded on an established securities market or otherwise, each U.S. Participant who is a “specified employee” of the Company within the meaning of Section 409A(a)(2)(B)(i) of the Code and Treasury Regulation Section 1.409A-1(i), shall not receive any payment under the Plan until the first day of the seventh month following the date of such Participant’s Separation from Service (or, if earlier, the date of death).

(b)
The acceleration of the time of any payment under the Plan is prohibited except as provided in Treasury Regulation Section 1.409A-3(j)(4) and administrative guidance promulgated under Section 409A of the Code.

2.6	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan.  No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

Section 3.	Share Units

3.1	Awards of Share Units

The Board may grant Share Units to Eligible Persons in its sole discretion.  The award of a Share Unit to an Eligible Person at any time shall neither entitle such Eligible Person to receive nor preclude such Eligible Person from receiving a subsequent grant of Share Units and shall not restrict in any way the right of any Participating Company to terminate the Eligible Person's employment.

3.2	Election to Defer Annual Incentive Compensation

An Eligible Person may elect to defer compensation to be received under the Corporation’s annual incentive program in the form of Restricted Share Units, by delivering to the Corporation an Election Notice not later than December 31 of the year preceeding the first date of any period of services over which any compensation to be received under the annual incentive program would be earned. An Eligible Person who elects to defer incentive compensation in the form of Restricted Share Units will be awarded the number of Restricted Share Units determined by dividing the dollar amount of incentive compensation to be deferred by the Fair Market Value of a Common Share as at the Award Date. Elections pursuant to this section, when made, shall be irrevocable and may not be made during a Blackout Period applicable to such Eligible Person. If an election in respect of a year has not been or cannot be made by an Eligible Person, the election made by the Eligible Person in respect of the preceding year shall remain in effect.

3.3	Crediting of Share Units and Dividend Share Units

Share Units granted to a Participant shall be credited to the Participant’s Share Unit Account on the Grant Date.  Each grant of Share Units must be confirmed by a Grant Agreement signed by the Corporation and the Participant.  From time to time, a Participant’s Share Unit Account shall be credited with Dividend Share Units in the form of additional Performance Share Units (“Dividend Performance Share Units”) in respect of outstanding Performance Share Units or Restricted Share Units (“Dividend Restricted Share Units”) in repect of outstanding Restricted Share Units on each dividend payment date in respect of which normal cash dividends are paid on Shares.  Such Dividend Share Units shall be computed as:

(a)
the amount of the dividend declared and paid per Common Share multiplied by the number of Performance Share Units or Restricted Share Units, as applicable, recorded in the Participant’s Share Unit Account on the date for the payment of such dividend, divided by

(b)	the Fair Market Value of a Common Share as at the dividend payment date.

3.4	Redemption Date Notice

Participants shall elect a Redemption Date for Share Units as follows:

(a)
Canadian Participants may elect at any time to redeem Vested Share Units on any date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date (the “Redemption Date”); and

(b)
U.S. Participants shall elect to redeem Vested Share Units on a fixed date or dates after the date the Share Units become Vested Share Units and on or before the Expiry Date (the “Redemption Date”) provided that such election must be irrevocably made prior to the earlier of: (i) receipt by the U.S. Participant of each award of Share Units; and (ii) the first day of the taxable year of the U.S. Participant in which the Performance Period, or other period over which the awards is to be earned and vests, begins. For this purpose a “fixed date” may include any permissible payment event under Section 409A of the Code, for example, Separation form Service or a Corporate Transaction (if also a change of control for purposes of Section 409A of the Code).

Provided that if the Participant does not elect a Redemption Date in respect of an award of Share Units, the Share Units shall be redeemed on the Expiry Date.

3.5	Redemption of Share Units

The Company shall redeem the Vested Share Units elected to be redeemed by the Participant on the earlier of the elected Redemption Date and the date set out in Section 4, in the case of Performance Share Units and Section 5, in the case of Restricted Share Units, by: (i) issuing to the Participant the number of Common Shares equal to one Common Share for each whole Vested Share Unit elected to be redeemed and delivering to the Participant (A) such number of Common Shares; less (B) the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings; or (ii)

at the election of the Participant and subject to the consent of the Corporation, paying to the Participant an amount in cash (the “Share Unit Amount”) equal to: (A) the number of Vested Share Units elected to be redeemed multiplied by (B) the Fair Market Value minus (C) Applicable Withholdings; or (iii) a combination of (i) and (ii).  In the case of a redemption under section (i), the number of Common Shares with a Fair Market Value equal to the Applicable Withholdings shall be sold on behalf of the Participant and the proceeds of such sale remitted by the Corporation to the appropriate taxation authorities. The Common Shares shall be issued and/or the Share Unit Amount shall be paid as a lump-sum by the Company within ten business days of the Redemption Date.

Notwithstanding anything to the contrary in this Section, the Corporation shall redeem each U.S. Participant’s Vested Performance Share Units and make a lump-sum payment or transfer Common Shares to the U.S. Participant no later than the earlier of the Redemption Date and the date the U.S. Participant has a Separation from Service.

3.6	Effect of Redemption of Share Units.

A Participant shall have no further rights respecting any Vested Share Unit which has been redeemed in accordance with the Plan.

3.7	Reporting of Share Units

Statements of the Share Unit Accounts will be made available to Participants at least annually.

3.8	Postponed Redemption

If a Share Unit would, in the absence of this Section 3.8, be redeemed within a Blackout Period applicable to the Eligible Person holding such Share Unit such redemption shall automatically be postponed until the Blackout Period ends.

Section 4.            Performance Share Units

4.1	Vesting Date

Performance Share Units shall vest on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the Committee from time to time.  Dividend Performance Share Units shall vest at the same time and in the same proportion as the associated Performance Share Units.

4.2	Performance Vesting.

The number of Performance Share Units which vest on a Vesting Date (each, a “Vested Performance Share Unit”) is the number of Performance Share Units and Dividend Performance Share Units scheduled to vest on such Vesting Date multiplied by the Adjustment Factor.

4.3	Resignation and Termination for Just Cause

If the employment of a Participant is terminated due to resignation by the Participant or by a Participating Company for Just Cause, the Participant shall forfeit all rights, title and interest with respect to Performance Share Units and the related Dividend Share Units which are not Vested Performance Share Units at the Participant’s Termination Date. All Vested Performance Share Units will be redeemed as at the Participant’s Termination Date.

4.4	Termination Without Just Cause

If the employment of a Participant is terminated by a Participating Company without Just Cause, a pro-rata portion of the Participant’s unvested Performance Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of complete months from the first day of the Performance Period to the Termination Date divided by the number of months in the Performance Period and using an Adjustment Factor of 1.0. The Participant’s Vested Performance Share Units shall be redeemed as at the Participant’s Termination Date. The Participant shall forfeit all rights, title and interest with respect to Performance Share Units and Dividend Share Units which are not Vested Performance Share Units at the Participant’s Termination Date.

4.5	Death, Disability or Retirement of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant or the Participant has a Retirement, all of the Participant’s Performance Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date using an Adjustment Factor of 1.0 and shall be redeemed as at the Termination Date.

4.6	Termination following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by a Participating Company without Just Cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control, all of the Participant’s Performance Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date using an adjustment factor of 1.0 and shall be redeemed as at the Termination Date.

4.7	Compensation Entitlements

For certainty, a Participant shall have no claim to compensation or damages in lieu of any Performance Share Units or Dividend Performance Share Units that are not Vested and the rights, title and interest in which are forfeited hereunder, whether related or attributable to any contractual or common law termination entitlements or otherwise, except as may be expressly required by applicable employment or labour standards legislation, and each Participant waives any such claim.

Section 5.	Restricted Share Units

5.1	Vesting Date

Each Restricted Share Unit shall vest (become a “Vested Restricted Share Unit”) on the Vesting Date, conditional on the satisfaction of any additional vesting conditions established by the

Committee from time to time.  Dividend Restricted Share Units shall vest at the same time and in the same proportion as the associated Restricted Share Units.

5.2	Resignation and Termination for Just Cause

If the employment of a Participant is terminated due to resignation by the Participant or by a Participating Company for Just Cause, the Participant shall forfeit all rights, title and interest with respect to Restricted Share Units and the related Dividend Share Units which are not Vested Restricted Share Units at the Participant’s Termination Date. All Vested Restricted Share Units will be redeemed as at the Participant’s Termination Date.

5.3	Termination Without Cause

If the employment of a Participant is terminated by a Participating Company without Just Cause, a pro-rata portion of the Participant’s unvested Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date, based on the number of months from the first day of the Grant Term to the Termination Date divided by the number of months in the Grant Term. The Participant’s Vested Restricted Share Units shall be redeemed as at the Participant’s Termination Date. The Participant shall forfeit all rights, title and interest with respect to Restricted Share Units and Dividend Share Units which are not Vested Restricted Share Units at the Participant’s Termination Date.

5.4	Death, Disability or Retirement of Participant

If the employment of a Participant is terminated by the death or Disability of the Participant or the Participant has a Retirement, all of the Participant’s Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date and shall be redeemed as at the Termination Date.

5.5	Termination Following a Change of Control

Notwithstanding anything in this Section to the contrary, if the employment of a Participant is terminated by a Participating Company without Just Cause or if the Participant resigns in circumstances constituting constructive termination, in each case, within twelve months following a Change of Control, all of the Participant’s Restricted Share Units and related Dividend Share Units shall vest immediately prior to the Participant’s Termination Date and shall be redeemed as at the Termination Date.

5.6	Compensation Entitlements

For certainty, a Participant shall have no claim to compensation or damages in lieu of any Restricted Share Units or Dividend Restricted Share Units that are not Vested and the rights, title and interest in which are forfeited hereunder, whether related or attributable to any contractual or common law termination entitlements or otherwise, except as may be expressly required by applicable employment or labour standards legislation, and each Participant waives any such claim.

Section 6.	General

6.1	Capital Adjustments

In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Committee will make such proportionate adjustments, if any, as the Committee in its discretion may deem appropriate to reflect such change (for the purpose of preserving the value of the Share Units), with respect to (i) the number or kind of shares or other securities on which the Share Units and Dividend Share Units are based; and (ii) the number of Share Units and Dividend Share Units; provided, however, that no substitution or adjustment will obligate the Corporation to issue or sell fractional shares.

6.2	Amendment, Suspension, or Termination of Plan

The Board may amend, suspend or terminate the Plan, or any portion thereof or, subject to the consent of the holder as required under the final paragraph of this Section 6.2, any outstanding Share Units granted thereunder, at any time, and in whole or in part, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body, provided that, the Board may not, without the approval of the holders of a majority of the Common Shares present and voting in person or by proxy at a meeting of Shareholders, make:

(a)
amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

(b)	any amendment expanding the categories of Eligible Person which would have the potential of permitting the introduction of non-employee members of the Board;

(c)	any amendment extending the term of a Share Unit or any rights pursuant thereto held by an insider beyond its original expiry date;

(d)	the addition of any other provision which results in participants receiving Common Shares while no cash consideration is received by the Company;

(e)	any amendment that would increase or remove the insider participation limits set out in Section 1.4(d);

(f)	any amendment which would permit awards granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(g)	any amendments to the foregoing subsections listed in this section 6.2.

Without limiting the generality of the foregoing pre-amble, but subject to the foregoing listed subsections, the Board may, without shareholder approval, make:

(h)	amendments that are of a “housekeeping” nature;

(i)
amendments to the terms and conditions of this Plan necessary to ensure that this Plan complies with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange);

(j)	amendments to the provisions of this Plan respecting administration of this Plan and eligibility for participation under this Plan;

(k)	amendments to the provisions of this Plan respecting the terms and conditions on which Share Units may be granted to Eligible Persons pursuant to this Plan; and

(l)
any other amendments not requiring shareholder approval under the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and Nasdaq stock market).

If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules adopted by the Board and in force at the time of this Plan, will continue in effect as long as a Share Unit or any rights pursuant thereto remain outstanding.  However, notwithstanding the termination of the Plan, the Board may make any amendments to the Plan or the Share Units it would be entitled to make if the Plan were still in effect.

Subject to the foregoing, the Board may amend or modify any outstanding Share Unit in any manner, provided that, where such amendment or modification is adverse to the holder, the consent of the holder is required to effect such amendment or modification.

6.3	Non-Exclusivity

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.

6.4	Unfunded Plan

To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

6.5	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Participating Companies and each Participant, including without limitation, the legal representative of a Participant, or any receiver or trustee in bankruptcy or representative of the creditors of a Participating Company or a Participant.

6.6	Transferability of Awards

Rights respecting Share Units and Dividend Share Units shall not be transferable or assignable other than by will or the laws of descent and distribution.

6.7	Effect of Corporate Transaction

Notwithstanding any other provision of this Plan, in the event of a Corporate Transaction of the Corporation, unless (i) there is a surviving, successor or acquiring entity as a result of the Corporate Transaction that is listed on a Recognized Stock Exchange and has a Market Capitalization in excess of the Corporation’s Market Capitalization, in each case measured immediately before giving effect to the Corporate Transaction, and assumes the outstanding Share Units or substitutes similar share units for the outstanding Share Units, or (ii) the Committee otherwise determines in its sole discretion, the Corporation shall give written notice to all Participants advising that the Plan shall be terminated effective immediately prior to the Corporate Transaction and all Restricted Share Units shall be deemed to be Vested Restricted Share Units and a specified number of outstanding Performance Share Units shall be deemed to be Vested Performance Share Units and shall be redeemed as of the termination date of the Plan.  The number of Performance Share Units which are deemed to be Vested Performance Share Units shall be determined in the Committee’s discretion using an Adjustment Factor of not less than 1.0 and not more than 2.0. Solely for purposes of this Section 6.7, with respect to an outstanding Share Unit that is considered a deferral of compensation under Code Section 409A and Treas. Reg. Section 1.409A-1(b), the term Corporate Transaction shall have the meaning ascribed to the term “change in control event” under Treas. Reg. Section 1.409A-3(i)(5).

6.8	No Special Rights

Nothing contained in the Plan or in any Share Unit or Dividend Share Unit will confer upon any Participant any right to the continuation of the Participant’s employment by a Participating Company or interfere in any way with the right of any Participating Company at any time to terminate that employment or to increase or decrease the compensation of the Participant.  Share Units and Dividend Share Units shall not be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares, nor shall any Participant be considered the owner of Common Shares.

6.9	Other Employee Benefits

The amount of any compensation deemed to be received by a Participant as a result of the redemption of any Share Unit will not constitute compensation with respect to which any other employee benefits of that Participant are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Committee or as is expressly required by applicable employment or labour standards legislation.

6.10	Tax Consequences

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian, U.S. or other applicable jurisdiction’s tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan.  No Participating Company shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.

6.11	No Liability

No Participating Company shall be liable to any Participant for any loss resulting from a decline in the market value of any Common Shares.

SCHEDULE A

THE DESCARTES SYSTEMS GROUP INC. PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

GRANT AGREEMENT FOR PERFORMANCE SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to The Descartes Systems Group Inc. Performance and Restricted Share Unit Plan effective April 30, 2012 and amended and restated as at June 1, 2017, June 16, 2022 and ● 2024 (the “Plan”) and in consideration of services provided to any Participating Company by the Participant, in respect of the fiscal year ended January 31, [20XX], The Descartes Systems Group Inc. hereby grants to the Participant Performance Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan.

The Adjustment Factor is determined as follows:

RELATIVE PERFORMANCE	ADJUSTMENT FACTOR
Less than the 30th percentile	0
30th percentile	.50
50th percentile	1.00
75th percentile	1.50
90th percentile	2.00

The Adjustment Factor for Relative Performance between the numbers set out above is interpolated on a straight line basis.

The Vesting Date for this award is January 31, 20XX. The Performance Period for the award is February 1, [20XX] to January 31, [20XX]. The Expiry Date of the award is [January 31, 20XX].

The Peer Companies for this award are:

[Insert Peer Group]

The Descartes Systems Group Inc. and the Participant understand and agree that the granting and redemption of these Performance Share Units and any related Dividend Performance Share Units are subject to the terms and conditions of the Plan, a copy of which is attached and, all of which are incorporated into and form a part of this Grant Agreement.For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Performance Share Units, in accordance with Section 3.5 of the Plan.

DATED _____, [20XX].	THE DESCARTES SYSTEMS GROUP INC.

	Per:	c/s

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Performance Share Units by expectation of employment or continued employment with any Participating Company.

_____________________________
Name:

SCHEDULE B

THE DESCARTES SYSTEMS GROUP INC. PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

GRANT AGREEMENT FOR RESTRICTED SHARE UNITS

[Name of Employee] (the “Participant”)

Pursuant to the The Descartes Systems Group Inc. Performance and Restricted Share Unit Plan effective April 30, 2012 and amended and restated as at June 1, 2017, June 16, 2022 and ● 2024 (the “Plan”), and in consideration of services provided to any Participating Company by the Participant, in respect of the [20XX] year, The Descartes Systems Group Inc. hereby grants to the Participant                      Restricted Share Units under the Plan.

All capitalized terms not defined in this Grant Agreement have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan

The Vesting Dates for this award are January 31, [20XX], as to one third (1/3), January 31, [20XX], as to an additional one third (1/3) and January 31, [20XX], as to the final one third (1/3). The Expiry Date of the award is January 31, [20XX]. The Grant Term for this award is February 1, [20XX], to January 31, [20XX].

Subject to any provisions to the contrary in an Election Notice, The Descartes Systems Group Inc. and the Participant understand and agree that the granting and redemption of these Restricted Share Units and any related Dividend Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which is attached and, all of which are incorporated into and form a part of this Grant Agreement. For greater certainty, the Participant authorizes the sale of a sufficient number of Common Shares to pay Applicable Withholdings on the redemption of any Performance Share Units, in accordance with Section 3.5 of the Plan.

DATED _______, [20XX].	THE DESCARTES SYSTEMS GROUP INC.

	Per:	c/s

I agree to the terms and conditions set out herein and confirm and acknowledge that I have not been induced to enter into this agreement or acquire any Performance Share Units by expectation of employment or continued employment with any Participating Company.

_____________________________
Name:

SCHEDULE C

THE DESCARTES SYSTEMS GROUP INC. PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

ELECTION NOTICE FOR RESTRICTED SHARE UNITS

To: The Descartes Systems Group Inc

Pursuant to The Descartes Systems Group Inc. Performance and Restricted Share Unit Plan effective April 30, 2012 and amended and restated as at June 1, 2017, June 16, 2022 and ● 2024 (the “Plan”), the undersigned hereby elects to receive
o	______________%;
o	$_____________; or
o	All of the Participant’s incentive award in excess of $___________

of the undersigned’s annual incentive award in respect of the fiscal year ending January 31, [20XX], the form of Restricted Share Units under the Plan. This election is irrevocable for such annual incentive award.

Notwithstanding any other provision of the Plan or the Grant Agreement, the Restricted Share Units awarded pursuant to this Election Notice will vest immediately.

All capitalized terms not defined in this Election Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan

Subject to any provisions to the contrary in this Election Notice, The Descartes Systems Group Inc. and the Participant understand and agree that the granting and redemption of these Restricted Share Units are subject to the terms and conditions of the Plan, a copy of which is attached and, all of which are incorporated into and form a part of this Election Notice.

DATE_____________________	_____________________________
Name:

SCHEDULE D

THE DESCARTES SYSTEMS GROUP INC. PERFORMANCE AND RESTRICTED SHARE UNIT PLAN

REDEMPTION NOTICE

To: The Descartes Systems Group Inc

Pursuant to The Descartes Systems Group Inc. Performance and Restricted Share Unit Plan effective April 30, 2012 and amended and restated as at June 1, 2017, June 16, 2022 and ● 2024 (the “Plan”), the undersigned hereby elects to redeem:
o	______________ of the undersigned’s Vested Performance Share Units and related Dividend Performance Share Units; and
o	______________of the undersigned’s Vested Restricted Share Units and related Dividend Performance Share Units on ________________________.

The undersigned elects to redeem:
o	___________% of the Vested Share Units and related Dividend Share Units by receiving the Share Unit Amount, subject to the consent of the Corporation

All capitalized terms not defined in this Redemption Notice have the meaning set out in the Plan. No cash or other compensation shall at any time be paid in respect of any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan or on account of damages relating to any Share Units or Dividend Share Units which have been forfeited or terminated under the Plan

The undersigned understands and agrees that the granting and redemption of these Restricted Share Units are subject to the terms and conditions of the Plan which are incorporated into and form a part of this Redemption Notice.

DATED_________________________	_____________________________
Name:

SCHEDULE “B”

THE DESCARTES SYSTEMS GROUP INC.
MANDATE FORTHE BOARD OF DIRECTORS

1. PURPOSE

1.
The members of the Board of Directors (the “Board”) have the duty to supervise the management of the business and affairs of The Descartes Systems Group Inc. (the “Company”). The Board, directly and through its committees, the Chair of the Board and Lead Director, as applicable, shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS

1.
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings shall be established in accordance with the Canada Business Corporations Act and the by-laws of the Company.

2.
Independence - The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.
Access to Management and Outside Advisors - The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.
Chair of the Board / Lead Director - The Chair of the Board shall facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under this mandate. If the Chair of the Board is not independent, then the independent directors shall select from among their number a director who will act as a “Lead Director” and who will facilitate the functioning of the Board independently of management and provide independent leadership to the Board.

5.
Directors’ Responsibilities - Each director is expected to use their best efforts to attend all meetings of the Board and any committee of which they are a member. Each director is expected to have read and considered the materials sent to them in advance of each meeting and to actively participate in the meeting. Each director shall declare their interest, and abstain from voting on, matters in which the director has an interest.

6.
Secretary and Minutes - The Corporate Secretary, their designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

7.
In Camera Sessions - As part of each meeting, the Board shall hold an in camera session, at which management and non-independent directors are not present, and the agenda for each Board meeting shall afford an opportunity for such a session.

3. FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by applicable law and any binding requirements of any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, “Applicable Requirements”).  While the Board maintains oversight of the Company’s operations, it delegates to the Chief Executive Officer and senior management of the Company the responsibility for day-to-day management of the Company. The Board discharges its oversight responsibilities both directly and through its committees.

1.	Strategic Planning

a.
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans - The Board shall review and, if advisable, approve the Company’s annual business plans.

c.
Monitoring - At least annually, the Board shall review management’s implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management

a.
General - The Board shall provide regular oversight of the Company’s enterprise risk management practices either directly, or through its committees, which shall report to the Board with respect to risk oversight undertaken in accordance with their respective charters. The Board shall, with the assistance of its committees, oversee management’s assessment, management and monitoring of key risks (including, but not limited to, risks related to information security, as well as environmental, social and governance (“ESG”) matters) affecting the Company and the Company’s risk management/monitoring systems.

b.
Review of Controls - The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management.

3.	Human Resource Management

a.
General - At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation[, including as a result of the Compensation Committee’s: (i) [review of reports from management to monitor the Company’s culture and employee engagement;] (ii) oversight of policies and programs in place to support and promote the health, safety and well-being of the Company’s employees; and (iii) consideration of other ESG practices related to the committee’s charter]. In considering its approach to executive compensation, the Board, with the assistance of the Compensation Committee, will consider the results of any “say-on-pay” vote from the Company’s most recent annual meeting of shareholders.

b.
Succession Review - At least annually, the Board shall, with the assistance of the Nominating Committee and the Compensation Committee, as applicable, review the Lead Director, Chair of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.

4.	Corporate Governance

a.	General - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.

b.
Governing Documents - At least annually, the Board shall review and assess any comments or recommendations of the Corporate Governance Committee in respect of the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters and role descriptions for the Board, each Board committee, the Chief Executive Officer, the Chair of the Board and their compliance with Applicable Requirements. At least annually, the Board shall review and assess any comments or recommendations of the Audit Committee on the adequacy of the Company’s audit committee charter.

c.
Director Independence - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and pursuant to Applicable Requirements and the Board’s ability to act independently from management in fulfilling its duties.

d.
Ethics Reporting - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

e.
Conflicts of Interest - From time to time on an ad hoc basis, if and when required or otherwise viewed by the Board as being prudent in the circumstances, the Board shall form a special committee of disinterested directors to review and evaluate any material related party or other significant conflict of interest transactions involving the Company (except for material transactions solely involving the Company and one or more wholly-owned subsidiaries of the Company).

5.
Environmental and Social Governance - At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to environmental and social governance including, but not limited to, the following areas:  the Company’s approach to climate policy and sustainability, and assessing and reducing its own environmental footprint from its operations;  the Company’s approach to assessing the environmental benefits to its customers from the products and services of the Company; and the Company’s approach to social initiatives within its overall governance framework including in the areas of diversity, human rights, fair trading practices and protection of personal data.

6.	Financial Information

a.
General - At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.
Integrity of Financial Information - The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

7.	Communications

a.
General - The Board shall adopt and, at least annually, shall review the Company’s overall communications policy, including measures for communicating with and receiving feedback from the Company’s stakeholders.

b.
Disclosure - At least annually, the Board shall review management’s compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

c.	Shareholder Engagement - At least annually, the Board shall review the Company’s approach to shareholder engagement.

8.	Committees of the Board

a.
Board Committees - The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.	Delegation to Committees - The Board has delegated to each of its committees those responsibilities set out in each Board committee’s mandate.

c.	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

d.
Board/Committee Communication - To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

9.	Auditors - In conjunction with the Audit Committee, the Board shall review and, if advisable, select and recommend for shareholder approval the appointment of the auditors.

4. DIRECTOR ORIENTATION, EDUCATION AND EVALUATION

1.	Each director shall participate in the Company’s orientation and ongoing education program.

2.
At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors, including the specific performance assessment findings of the Corporate Governance Committee and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE

1.	This mandate was last reviewed and approved by the Board on March 6, 2024.

SCHEDULE “C”

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES - ADJUSTED EBITDA

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2023 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY24, Q3FY24, Q2FY24 and Q1FY24, which we believe is the most directly comparable GAAP measure.

C1

(US dollars in millions)	Q4FY24	Q3FY24	Q2FY24	Q1FY24
Net income, as reported on Consolidated Statements of Operations	31.8	26.6	28.1	29.4

Adjustments to reconcile to Adjusted EBITDA:

Interest expense	0.3	0.3	0.3	0.3
Investment income	(3.4)	(2.7)	(2.0)	(1.6)
Income tax expense	8.3	8.2	10.4	8.4
Depreciation expense	1.4	1.5	1.4	1.3
Amortization of intangible assets	15.1	15.3	15.5	14.7
Stock-based compensation and related taxes	4.7	4.6	4.4	3.3
Other charges	7.5	9.7	2.5	1.9
Adjusted EBITDA	65.7	63.5	60.6	57.7

Revenues	148.2	144.7	143.4	136.6
Net income as a % of revenues	21%	18%	20%	22%
Adjusted EBITDA as a % of revenues	44%	44%	42%	42%

The table below reconciles Adjusted EBITDA to net income reported in our audited Consolidated Statements of Operations for the year ended January 31, 2024, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY24
Net income, as reported on Consolidated Statements of Operations	115.9
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.4
Investment income	(9.7)
Income tax expense	35.2
Depreciation expense	5.5
Amortization of intangible assets	60.5
Stock-based compensation and related taxes	17.1
Other charges	21.6
Adjusted EBITDA	247.5

Revenues	572.9
Net income as a % of revenues	20%
Adjusted EBITDA as a % of revenues	43%

C2

SCHEDULE “D”

VIRTUAL MEETING USER GUIDE

Computershare

THE DESCARTES SYSTEMS GROUP INC

HOW TO PARTICIPATE IN THE MEETING ONLINE

Attending the Meeting online

We will be conducting a Virtual Meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer.

If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time.

Welcome to Annual Meeting of Shareholders

Visit https://meetnow.global/MPZCTRP

You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible.

Participate

To join, you must have your Control Number or Invite Code.

June 13, 2024 at 10:00 AM EST

You will be able to log into the site up to 60 minutes prior to the start of the meeting.

Access

Once the webpage above has loaded into your web browser, click **JOIN MEETING NOW** then select **Shareholder** on the login screen and enter your **Control Number**, or if you are an appointed proxyholder, select **Invitation** and enter your **Invite Code**.

If you have trouble logging in, contact us using the telephone number provided at the bottom of the screen.

Important Notice for Non-Registered Holders: Non-registered holders (holders who hold their securities through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to participate at the meeting. Non-registered holders that wish to attend and participate should follow the instructions on the voting information form and in the management information circular relating to the meeting to appoint and register yourself as proxyholder, otherwise you will be required to login as a guest.

If you are a guest:

Select **Guest** on the login screen. As a guest, you will be prompted to enter your name and email address.

Please note: Guests will not be able to ask questions or vote at the meeting.

Navigation

When successfully accessed, you can view the webcast, vote, ask questions, and view meeting documents.

If viewing on a computer, the webcast will appear automatically once the meeting has started.

Voting

Resolutions will be put forward for voting in the **Vote** tab. To vote, simply select your voting direction from the options shown.

Be sure to vote on all resolutions using the numbered link, if one appears, within the **Vote** tab.

Your vote has been cast when the check mark appears.

Q&A

Any authenticated holder or appointed proxy attending the meeting online is eligible to partake in the discussion.

Access the **Q&A** tab, type your question into the box at the bottom of the screen and then press the **Send** button.

TSCQ

D-1

The Descartes Systems Group Inc.
Corporate Headquarters
120 Randall Drive
Waterloo, Ontario N2V 1C6 Canada
Tel: +1 (519) 746-8110 x202358
Toll Free +1 (800) 419-8495
Fax: +1 (519) 747-0082
e-mail: info@descartes.com

www.descartes.com